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GARMIN®


GARMIN nüvi

2010

ANNUAL REPORT

2010

HIGHLIGHTS

- Worldwide leader in PND market share
- Total revenue $2.69 billion
- Full year revenue and operating income growth of 14% and 20%, respectively, in outdoor/fitness, marine and aviation
- Growth segments (outdoor/fitness, marine and aviation) generated 61% of total operating income
- Earnings per share of $2.95
- Sold more than 16 million units
- Announced new OEM partnerships in automotive, marine and aviation segments
- Generated $738 million of free cash flow

ABOUT GARMIN

Throughout its 22 years in business, Garmin has followed a balanced business model that supports a diverse product line guiding customers in the air, on the water, over the road and off the beaten path. Garmin emerged from a second year of economic uncertainty and growing competition in the automotive and mobile segment with a renewed emphasis on delivering unique products, applications and features across all segments. This approach helped Garmin reinforce its position as a diverse location-based technology provider.

Throughout 2010, Garmin invested resources in high-margin markets where consumer loyalty is high and Garmin holds a competitive advantage. For example, in the outdoor and fitness segment, which contributed 39% of total operating income, Garmin designs products to suit enthusiasts who are as passionate about their gear as they are about their sport or specialty. The company's focus on product diversity extended to the mobile market with recent announcements of smartphone applications including navigation, weather, tracking and automotive diagnostics. In addition, years of relationship-building and development efforts, paired with Garmin's reputation for quality, are now paying off through key partnerships with automotive, marine and aviation OEMs (original equipment manufacturers).

Garmin's market breadth in the GPS (Global Positioning System) industry is second to none, having developed innovative products and established a leadership position in each of the markets it serves, including automotive, aviation, marine, fitness and outdoor recreation. The company will continue to invest and innovate in the growth segments of the business, laying the foundation for future growth.

Since its inception in 1989, Garmin has delivered 82 million GPS-enabled devices — far more than any other navigation provider.

Dear Shareholder,

While 2010 brought many changes in the global economy and the competitive landscape for the PND market, Garmin drew on the strength and breadth of our product line to weather these challenges. We firmly believe that a company built on multiple pillars enjoys more strength than a company perched on one pillar. We have learned much from the past year's challenges, and our goal in 2011 and beyond is to embrace the diverse marketing strategy that has been part of our company vision since our inception and steadily grow all of our markets.

Garmin's emphasis on product diversity is more than a business strategy — it's a mindset. We built this company on the belief that our products could enhance peoples' lives and add a level of safety to their travels and adventures. We've encouraged our engineers and product designers to dream big and think outside the box, and that mindset of innovation has paid off with the development of products delivering unique feature sets and applications that our competitors can't offer. The past two years have taught us that when resources are tight, consumer loyalty comes from delivering beyond what's expected and creating products and applications that appeal to peoples' passions. To that end, we're cultivating our associates' spirit of innovation while employing user experience groups to help shape our product interface.

We understand that innovation dies on the vine unless we provide the resources to back the ideas. So, in our commitment to long-term success, we will continue to emphasize the importance of R&D. Since exiting the handset business, we have reassigned many engineering resources to other segments, particularly OEM businesses, which require significant investment in the near-term for results in the future. I must emphasize that while we are committed to R&D in all growth markets, we will exercise discipline in R&D efficiency and focus on return on investment.

Globally, the Garmin family has continued to grow with the acquisition of our distributor in Norway and the opening of an office in the Netherlands. In 2010, our shareholders voted in favor of moving Garmin's place of incorporation to Switzerland, and we feel this central location will serve our major Western and Eastern European markets well. The Swiss office will provide a base for expansion of certain corporate functions in Europe and a more favorable structure for possible acquisitions or partnerships with European businesses.

In 2011, Garmin will further evolve and lay the foundation for future growth. We will advance because of our diverse market strategy, our commitment to innovate and our willingness to listen to our customers, shareholders and associates. Thank you for your faith in our company and our products. We will continue to put forth our best efforts to deliver innovative products that live up to Garmin's global reputation for quality.



DR. MIN H. KAO, CHAIRMAN AND CEO

Dear Shareholder,

I wanted to take this opportunity to reflect on what we accomplished in 2010, as well as highlight where we are going in 2011.

2010 was both challenging and successful for Garmin. Successes included growth in our traditional market segments — outdoor, fitness, marine and aviation. Each of these segments experienced growth in revenues and operating income, demonstrating that customers are returning to the market and Garmin is seizing this opportunity for growth. In the PND market, we maintained our market share in North America and grew incremental share in Europe. At the same time, however, the overall market for PNDs is decreasing, and in North America the market decreased more rapidly than industry experts predicted. Additionally, despite the best efforts of many dedicated people, we were unable to generate momentum to sustain our investment in the mobile handset business, which led to the redeployment of resources into other areas of growth and investment.

Looking ahead, 2011 offers us fresh opportunities to serve more customers, grow our base of traditional markets, invest in new areas of growth, and be wise and nimble as we navigate the changing landscape of the PND market. I'd like to broadly outline what we intend to accomplish:

- **Auto/Mobile:** Grow our global PND market share through the introduction of exciting products incorporating new innovations and features that excite our customers. Build even stronger relationships with our OEM partners while working hard to win new opportunities that are key to our long-term growth. Expand our mobile application offerings allowing us to expand our contribution to the smartphone market.

- **Aviation:** Grow our revenues through introduction of new retrofit and OEM systems. Win new Part 25 mid-size business jet opportunities and execute on all of our commitments to our OEM customers.

- **Fitness:** Grow our revenues by introducing new GPS-enabled running products, expanding our share in the bike market, enhancing Garmin Connect™ to ensure it is the go-to destination for customers seeking an online fitness portal and exploring new segments within the overall fitness market.

- **Marine:** Grow our revenues as the market continues to recover and as we increase our market share in both OEM and aftermarket channels. Following the release of our Echo fishfinder product line, we will continue our pursuit to grow share in the inland market and develop new technologies that will grow our leadership in this market.

- **Outdoor:** Grow our revenues as we introduce new and refreshed product lines with exciting new features, like our GTU™ 10 GPS locator and web-based tracker service. We will focus efforts on market share growth in golf and increase our contribution to the geocaching community with our Open Caching initiative.

We clearly have a lot of work to do, however we are excited about the opportunities that 2011 holds. We will work with integrity, passion and a commitment to success — putting Garmin on a strong path to recovery and growth long into the future.



CLIFF PEMBLE, PRESIDENT AND COO



AUTOMOTIVE AND MOBILE


GARMIN nüvi
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Lower revenues in the PND market had a significant effect on the business in 2010 as the market matured and we faced competition from smartphones and in-dash offerings. At the end of the second quarter, Garmin made a strategic decision to exit the handset business and quickly redeployed resources and personnel to OEM initiatives and other business segments. Despite lower revenues in the automotive category, it remains a core business segment with a focus on user experience and unique features and applications. It also continues to have a strong margin profile for consumer electronics and generates significant free cash flow annually.

Five years ago, Garmin introduced nüvi®— a revolutionary personal navigator about the size of a deck of playing cards. Over time, the nüvi series has undergone numerous hardware and software changes, but none as radical as the design of the nüvi 3790T — unveiled in 2010 as the world's thinnest navigator. This elegant, pencil-thin nüvi was the winner of the prestigious red dot design award, the largest and most renowned design competition in the world. nüvi 3790T also delivers some unique feature sets including route prediction, historical traffic and a multi-touch display. Drivers can even control nüvi 3790T with a voice command that sends nüvi to destinations including rich points of interest and addresses.

Garmin also launched the nüvi 2200/2300 series, with models ranging from pocket-sized, affordable navigators to widescreen models with a variety of traffic and map options. These navigators truly put "custom" in the hands of the customer, allowing drivers to select from versions offering subscription-free traffic alerts to ones that include a lifetime of free map updates and traffic alerts. Motorcyclists saw their Garmin navigation choices expand in 2010 as well with the addition of zūmo® 665 with XM compatibility and the entry-level zūmo 220.

Addressing drivers' needs to curb costs for fuel and maintenance, Garmin launched ecoRoute™ HD. This affordable, easy-to-install module lets customers transform their nüvi into a real-time diagnostic computer. In addition to saving drivers time and money spent on vehicle diagnostic testing, ecoRoute HD provides fuel savings by tapping into the vehicle's on-board diagnostic system to give an accurate picture of fuel consumption.

In November 2010, Garmin's automotive OEM division announced an integrated navigation package for the 2011 Suzuki Grand Vitara and SX4 models that features wireless connectivity. This connected solution will give drivers access to online information like Google™ Local Search, traffic, weather, fuel prices, movie listings, flight status, local events and white page telephone listings. Customers also benefit from a customized installation and access to Garmin's industry-leading points of interest database.

Another recent OEM partnership announced at the 2011 Consumer Electronics Show is the Uconnect® Touch system for Chrysler, Dodge, Jeep and Ram vehicles. This in-dash infotainment center puts Garmin's intuitive, nüvi-like consumer experience at drivers' fingertips. The Uconnect navigation system was developed in conjunction with Panasonic. Other

CES announcements included the nüvi® 2400 series with 5-inch display and dēzl™, a rugged navigator designed specifically for truckers. It features a large 5-inch display, an extra loud speaker and external video input for backup cameras. dēzl also offers trucking speed limits, truck-specific route highlighting and trucking points of interest (POIs).

Also announced at the 2011 CES event: the Garmin StreetPilot® application for iPhone®. Now millions of iPhone users can get Garmin's trusted, full-featured navigation wherever they want to go. Other mobile applications recently announced include weather, car diagnostics and tracking services, used in conjunction with Garmin's new GTU™ 10 tracking device.


$1,669
$2,054
$2,539
$2,342
Automotive & mobile revenue
($ in millions)
$246
$460
$524
$609
Automotive & mobile operating income
($ in millions)

OUTDOOR AND FITNESS

In 2010, the outdoor and fitness segment became the largest contributor of operating income. As the product engineers continue to think outside the walls, the team is developing applications and feature sets desired by consumers who are focused on personal fitness and family adventures.

Following its entry into the golf GPS market the previous year, Garmin delivered two additions, including the Approach® G3, a slightly smaller version of the G5 predecessor. Approach G3 offers more than15,000 preloaded U.S. golf courses, touch-targeting and course preview. Or, customers can access these features on the wrist with the Approach S1 — part sport watch, part touchscreen golf GPS with shot measurer and preloaded courses.

Improvements to the Astro® GPS Dog Tracking System brought the DC™ 40 tracking collar to hunters. The DC 40 integrates the GPS receiver into the collar's main housing, allowing owners to combine it with most standard e-collar receivers.

In June, the introduction of the GPSMAP® 62 series gave hikers, hunters and geocachers a way to follow their passion while putting new applications in their hands. The 62 series is compatible with Garmin's subscription-based BirdsEye™ Satellite Imagery as well as Garmin's free Custom Maps utility, which allows customers to transfer paper or digital maps onto their handheld. Customers can also upload their activities to the free Garmin Connect™ site to store, share and analyze. The GPSMAP 62 series supports paperless geocaching so users can quickly download cache information directly to their device.

As geocaching continued to gain popularity with families, outdoor enthusiasts and Scout troops, Garmin looked for ways to enhance the experience. One solution was chirp™, a unique wireless beacon that communicates with compatible Garmin handhelds like the GPSMAP 62, Oregon® and Dakota® series. chirp stores hints, transmits multicache coordinates, counts visitors and confirms the cache is nearby. In December, Garmin announced the creation of OpenCaching.com, a completely free online community for creating, sharing and finding geocaches around the world. OpenCaching.com makes it free and easy to download every detail of every cache, introducing more people to the activity and enabling Garmin to interact directly with these customers.


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Garmin expanded its fitness portfolio with the introduction of three new GPS-enabled sport watches — Forerunner® 110, 210 and 410 — as well as the world's first touchscreen GPS bike computer, Edge® 800. Showcased at two international cycling shows in the fall, the Edge 800 blends touchscreen functionality with advanced cycle computer metrics, power compatibility and mapping. The evolution of the Forerunner series brought simpler operations and a smaller form factor in the 110 and 210 models. Both devices answer runners' primary need to know how far and how fast with additional post-run analysis available in Garmin Connect. The 410 model offers advanced training capabilities, customizable screens and wireless data uploads.



To further diversify Garmin's offerings in the cycling market, the company acquired MetriGear, developer of Vector™, a pedal-based power meter solution. Pairing Vector with Edge products will allow Garmin to deliver the most effective cycling computer suite on the market. MetriGear earned "Best of Show" accolades from multiple publications at the 2009 Interbike show, and the company joining forces with Garmin created more buzz at this year's show.

The company's multi-year sponsorship of Team Garmin pro cyclists continues to reinforce Garmin brand awareness around the globe. The team gained the sponsorship support of a premier cycling brand — Cervélo — which added several top-tier riders to the roster as well as a women's pro team. More elite runners and pro triathletes around the world are using Garmin fitness devices, reinforcing the reliability and accuracy of products that are available to everyone from the casual fitness user to the competitive athlete.

At the 2011 Consumer Electronics Show, Garmin announced its entry into an entirely new market segment — personal and property tracking. Now customers can track what's important with the GTU™ 10 GPS locator and web-based Garmin Tracker™ service for computers, smartphones and compatible Garmin nüLink!™ devices. GTU 10 can help individuals track pets, children, personal property items and more.


$560
$469
$428
$340

Outdoor and fitness revenue
($ in millions)


$251
$212
$161
$120

Outdoor and fitness operating income
($ in millions)

MARINE

Garmin's 20-year history in the marine electronics industry set the stage for securing several key OEM relationships. In September, the American Boatbuilders Association (ABA) selected Garmin as a Preferred Supplier of Choice for its chartplotter, radar, autopilot, sonar, VHF radio and other marine product offerings. This designation improves Garmin's standing with 13 leading independent boat manufacturers who collectively produce more than 15 percent of all boats 16 feet or larger in North America.

In July 2010, Garmin announced that, beginning in the 2011 model year, all Bayliner Boats navigation packages will feature intuitive, state-of-the-art electronics exclusively from Garmin. Bayliner is a world leader in affordably priced runabouts and cruisers. Other recent OEM news includes a partnership with Bavaria Yachts, one of the world's leading yacht manufacturers. Bavaria selected Garmin to be the exclusive electronics supplier to outfit their line of Volvo sailing and cruising yachts. Another recent partnership is with Fluid Motion, designers and builders of Ranger Tugs, which selected Garmin to be the exclusive electronics supplier to outfit their full line of cruising tugs.

With a renewed emphasis on the freshwater market, Garmin launched the echo™ series – a new line of standalone fishfinders ranging from economical products with grayscale displays to a full line of color models. These fishfinders have an updated look and offer increased power and target separation for better overall performance. Scott Martin, a long-time Garmin-sponsored pro and nine-time F.L.W. Tour Championship qualifier, is the face of Garmin's new "I'll echo that" advertising campaign that kicked off in 2011.


$199
$177
$204
$203

Marine revenue
($ in millions)


$68
$56
$60
$67

Marine operating income
($ in millions)

Garmin's touchscreen technology is recognized throughout the marine industry for delivering performance and ease of use under challenging conditions. That very technology is the cornerstone of the GPSMAP® 700 series – the first touchscreen-controlled standalone marine chartplotters with radar capability and built-in sonar. In terms of capability and affordability, these products address the needs of entry-level boaters to luxury yacht customers. Garmin also launched a new line of marine-friendly GPS handhelds, the GPSMAP® 78 series, featuring a contemporary industrial design with rubber side grips. The flagship model, the 78sc, offers a 3-axis electronic compass, wireless data transfer between compatible units and preloaded cartography for the coastal U.S.

Additions to Garmin's line of radar products included two new xHD open-array models, which give mariners high-definition picture quality and enhance situational awareness in all environments. These products support Garmin's efforts to be a complete electronics supplier for marine customers who demand high quality and high performance.


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AVIATION

Proving patience, relationship building and continued R&D investment pay off, the aviation segment saw revenue growth throughout 2010. Garmin continued to complete product certifications and win new OEM customers in 2010, which positioned the company for future growth when the aviation industry recovers.

In October 2010, Garmin announced its entry into the Part 25 business jet market with the G5000™ integrated flight deck designed specifically for crew-flown turbine aircraft. The G5000 puts more useful information at pilots' fingertips than ever before: worldwide weather, Garmin's synthetic vision technology (SVT™), aircraft synoptics, electronic flight charts and more. Cessna Aircraft Company is the first aircraft manufacturer to announce selection of the G5000 for their Citation Ten business jet.

Even in the well-established aviation segment, Garmin found ways to diversify its product offerings with the G500H all-glass avionics system for helicopters. A derivative of the G600 and G500 for the fixed-wing market, the G500H has been optimized for rotorcraft and offers features that minimize operational risks. Those features include helicopter synthetic vision technology (HSVT™), helicopter-specific databases with more than 7,000 heliports and nearly 30,000 additional low-altitude obstacles, XM WX Satellite Weather with NEXRAD and the ability to display video from a forward looking infrared (FLIR) camera or other video sources. In September, Garmin teamed up with Rotorcraft Services Group, Inc. to obtain FAA certification for installation of the G500H on three Eurocopter models.

With a goal of increased pilot safety, Garmin announced a new stability augmentation system called Garmin Electronic Stability and Protection (Garmin ESP) system. This electronic monitoring and exceedance-correcting technology for G1000 and G3000™ flight decks helps the pilot maintain the aircraft in a safe, flight-stable condition. Garmin is the first manufacturer to make this safety-enhancing technology available to business and general aviation pilots.

Giving pilots fingertip access to flight planning information is the primary goal of an application developed by Digital Cyclone®, a subsidiary of Garmin. Pilot My-Cast℠ by Garmin is compatible with the iPhone® and iPod touch®. This application provides premium aviation weather, flight planning and flight filing capabilities for customers in the U.S. and Canada. Pilot My-Cast customers range from student pilots to executives of general aviation companies.

Seven years after its market introduction, the G1000 integrated flight deck is the most popular avionics choice in the general aviation market. The G1000 adds safety and situational awareness while removing many of the gauges and instrument panel boxes previously used. In 2010, Garmin received FAA certification for a G1000 retrofit installation in the Cessna CitationJet as well as the King Air 200. As an example of the impact to the aircraft owner, this retrofit on the Cessna CitationJet will result in up to 100 pounds of weight savings.


$262
$246
$323
$295
Aviation revenue
($ in millions)


$72
$58
$117
$111
Aviation operating income
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TESTIMONIALS


N340JP



A heartfelt thanks

I am sure you must hear feedback on your product each and every day. But I wanted to share with your company a story about how our Garmin helped save my husband's life. Gary and I drove from Sioux Falls, SD to Minneapolis, MN for our 23rd wedding anniversary. Our plans for that Saturday were to have lunch at a favorite sandwich place outside of Minneapolis, then to find our way to Stillwater, MN to visit a few wineries. Sunday we had plans to go to the Minnesota Twins baseball game. However, things did not go just as planned. As we hit the metropolitan area and went to our little sandwich shop, we no more than ordered our lunch, when Gary, age 48, indicated he just was not feeling well. We thought about heading to the hotel to rest, when he handed me the car keys and said he thought he needed to go to a hospital. Although I have had limited driving time in the metro area, I had NO idea where to find a hospital. I grabbed our Garmin, found the "hospital" button, and was provided with a list of hospitals in the metro area. As Gary was suffering the pains of a heart attack, I maneuvered my way into Minneapolis to the hospital only by the grace of God and the instructions from our Garmin. Without our Garmin and this wonderful feature, I really do not know what I would have done. To make a long story short, we hit the metro area shortly before 1:00 and Gary was in surgery shortly after 2:00. The Garmin provided me the shortest route to the number one heart hospital in MN. We have many things to be thankful for, and we wanted to thank your company for such a wonderful product.

Ann

Going with Garmin by air, land and sea

The following story came from a certified financial planner and pilot who wanted to share the many ways Garmin GPS products have enhanced his mobility.

My first introduction to a Garmin GPS almost didn't happen. This was 1999 or early 2000 and one of my pilot buddies convinced me to attend a pilot training event. My name was drawn for a Garmin GPSMAP 196 unit. Having never used a GPS for automotive navigation, I was surprised at how useful it was. In late 2000, I purchased a 40-foot offshore racing boat. For any who have been on Lake of the Ozarks, the word "maze" will be familiar. I purchased a GPSMAP 176 unit and the map overlay for the Lake of the Ozarks. What a difference that made!

Now it was time to buy my first airplane. In mid-2001, I joined four other pilots in purchasing a 1968 Piper Cherokee 180 and upgrading the avionics. One insisted we put in a Garmin GNS 430. He sold aviation insurance and said the people he insured universally preferred the Garmin unit. I quickly grew to love and appreciate the intuitive data entry and the clear map data on the 430. A few years later, we moved up to a 1967 Piper Aztec and installed a Garmin GNS 530 and a GTX-327 transponder. The next aircraft purchase was a 1973 Cessna 340 Ram IV with a Garmin 530 and GTX-330 transponder with traffic information. We wanted the NEXRAD radar, so it was another trip to the Garmin store and we purchased a GPSMAP 396 with XM weather and XM satellite radio. My wife, Lisa, was impressed! How I ever flew IFR (and considered it safe) before having real-time weather information in the cockpit, I will never know.

2008 proved to be a major transition in my professional life. I had been elected to the national board of directors of the Financial Planning Association at the end of 2005. In late 2007, I was elected President-Elect and would serve an additional three-year term on the executive committee. I knew this would mean more travel, so I purchased a Garmin nüvi 760. For the next three years, whenever I was packing for a business trip, the 760 went into the backpack.

In April 2010, we sold the Cessna 340 and moved on to the next stage of my Garmin experience — leasing a 2009 Cessna Corvalis 350 with the full Garmin G1000 avionics package and the GFC 700 autopilot. 2010 also saw my GPS ownership envelope increase in one more area when I purchased the zūmo 665 with NEXRAD weather and XM satellite radio. Being able to ride down the road with real-time weather information on the GPS and AC/DC pumping tunes through the XM radio into your headset is really living.

Recently, I wrote a check for 1/3 ownership of a 1966 Beechcraft V35 Bonanza with a Garmin GNS 530 and GPSMAP 496. So the next stage of my aircraft ownership experience is about to take flight. Looking back over the past 10 years, it's hard to believe how much GPS technology has advanced and in how many ways it has intersected my life. During the past several years, I have been doing more outdoor running and had heard about Garmin's GPS sport watches. I must have done something right because Santa Claus showed up with one in my Christmas stocking this year!

Rich S.

Forerunner reveals runner's hidden heart condition

I just wanted to write a short note of thanks to the people at Garmin. I've been an active runner for many years, but it wasn't until this past Christmas that I got a Forerunner 405CX. After running with the watch for four or five runs, I thought I was getting bad readings from the heart rate monitor. There were periodic spikes nearing 260 bpm, which I thought was impossible. I was about to call support, but I went out for one more run. As chance would have it, I stopped running long enough to cross a busy street and noticed a slight fluttering in my chest. When I looked at my watch, it showed a reading of 265 bpm that lasted about 10 seconds. That night, I took myself to the ER, but they didn't find anything wrong. The next week I went to a cardiologist who had me run with a halter monitor, which confirmed the readings I got from my Forerunner. A few tests and an invasive surgery later, I was confirmed to have something called Wolff-Parkinson-White syndrome (WPW). It's a rather rare form of supraventricular tachycardia (SVT) that only shows up under intense exercise. While the severe beating of the heart caused me no noticeable ill effects, it put me at very high risk of stroke or sudden death while running. As of this writing, I have had an ablation procedure to remove the two ancillary electrical paths that caused my arrhythmia. On Tuesday, I passed a cardiac stress test with flying colors and next week, I expect the doctor to give his approval for me to continue running again. Long story short, the Forerunner saved my life.

J.M





Caught our limit and set a tournament record

I am sending you this as a major thank you and would like you to pass this along to all the wonderful people who make things like this happen. On January 15, my partner and I fished the proclaimed oldest buddy bass tournament series in America which is called the Winter Bass-O-Thon. It is in its 43rd year and is held on Bull Shoals and Norfork Lakes in Missouri and Arkansas. It turned out to be a day we will never forget. We took off at 7:30 am, and by 9:30 we had caught a record weight of 29.19 lbs in a five-fish limit. This is the largest five-fish string ever weighed in the tournament series or any other local tournament series to date on Norfolk and Bull Shoals that anyone can find record of. Last year I purchased a Garmin GPSMAP 441s with sounder. It has been a wonderful asset to my fishing. The morning of the tournament, I went to one of my favorite stick bait spots, which is located on channel swing with brush piles on it. As I was viewing the details on my sounder display, it clearly showed a massive bunch of shad on the channel swing with the other structure with larger fish streaking through them and feeding. I actually watched one fish come up from about 20 some feet and eat my bait. I was able to stay on the school with amazing ease with these electronics and the rest was history. I could not be happier with the Garmin product. Thanks from a super happy customer and fisherman.

Waco J.



Dogs gain freedom, owners gain peace of mind

Just wanted to write to say how pleased we are with the quality of the Astro collars. We have been using them for about a year. Our dogs wear them many hours a day, through fields, woods, brush, swamps and rivers, and this last week we even took them to the coast of Maine. Saltwater usually destroys everything, but the Astro collars seem completely unscathed. Here is a picture of our two pups wearing their Astro collars standing on the shore, on the seaweedy rocks, having been in and out of the water many times in the last few days! We just leave the tracker collars on them all day. The batteries easily last that long and we charge them at night. The dogs mostly hang out very close to us, but being hunting dogs, they also like to chase after the occasional bird or squirrel. It's a great peace of mind for us to be able to see them on the handset, and know where they are, so we don't feel the need to call them back every time they are out of sight in the woods for a few minutes. They enjoy the extra freedom! Thanks for a very well-built product.

Sue and Doug, caretakers of Jose and Tessa

FINANCIAL SUMMARY



$2,690
$585
$2,946
$704
$3,494
$733
$3,180
$855
$1,774
$514
revenue
net income

Revenue and net income
($ in millions)



$2.95
$3.50
$3.48
$3.89
$2.35

Diluted EPS
($ per share)



$277
$238
$206
$159
$113

R&D expenditures
($ in millions)



$15.40
$14.10
$10.57
$10.69
$7.12

Book value per share
($ per share)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


SEC MAIL
RECEIVED
PROCESSING
APR 21 2011
WASH. D.C.
189
SECTION

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 25, 2010

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 0-31983

GARMIN LTD.

(Exact name of registrant as specified in its charter)


GARMIN

Switzerland (State or other jurisdiction of incorporation or organization)	**98-0229227** (I.R.S. Employer Identification No.)
Vorstadt 40/42 **8200 Schaffhausen** **Switzerland** (Address of principal executive offices)	N/A (Zip Code)

Registrant's telephone number, including area code: **+41 52 620 1401**

Securities registered pursuant to Section 12(b) of the Act:

Registered Shares, CHF 10.00 Per Share Par Value	**NASDAQ Global Select Market**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES [√] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES [ ] NO [√]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [√] NO [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES [√] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [√]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [√] Accelerated Filer [ ]

Non-accelerated Filer [ ] Smaller reporting company [ ]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES [ ] NO [√]

Aggregate market value of the common shares held by non-affiliates of the registrant as of June 26, 2010 (based on the closing price of the registrant's common shares on the Nasdaq Stock Market for that date) was $3,954,398,819.

Number of shares outstanding of the registrant's common shares as of February 17, 2011:
Registered Shares, CHF 10.00 par value – 208,077,418

Documents incorporated by reference:
Portions of the following document are incorporated herein by reference into Part III of the Form 10-K as indicated:

Document	Part of Form 10-K into which Incorporated
Company's Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders which will be filed no later than 120 days after December 25, 2010.	Part III

Garmin Ltd.

2010 Form 10-K Annual Report

Table of Contents

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING COMMENTS

The discussions set forth in this Annual Report on Form 10-K contain statements concerning potential future events. Such forward-looking statements are based upon assumptions by the Company's management, as of the date of this Annual Report, including assumptions about risks and uncertainties faced by the Company. In addition, management may make forward-looking statements orally or in other writings, including, but not limited to, in press releases, in the annual report to shareholders and in the Company's other filings with the Securities and Exchange Commission. Readers can identify these forward-looking statements by their use of such verbs as "expects," "anticipates," "believes" or similar verbs or conjugations of such verbs. Forward-looking statements include any discussion of the trends and other factors that drive our business and future results in "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors identified under Item 1A "Risk Factors." Readers are strongly encouraged to consider those factors when evaluating any forward-looking statements concerning the Company. The Company does not undertake to update any forward-looking statements in this Annual Report to reflect future events or developments.

Part I

Item 1. Business

This discussion of the business of Garmin Ltd. ("Garmin" or the "Company") should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7 herein and the information set forth in response to Item 101 of Regulation S-K in such Item 7 is incorporated herein by reference in partial response to this Item 1. Garmin has four business segments: Marine, Automotive/Mobile, Outdoor/Fitness, and Aviation. The segment and geographic information included in Item 8, "Financial Statements and Supplementary Data," under Note 8 is incorporated herein by reference in partial response to this Item 1.

Garmin was incorporated in Switzerland on February 9, 2010 as successor to Garmin Ltd., a Cayman Islands company ("Garmin Cayman"). Garmin Cayman was incorporated on July 24, 2000 as a holding company for Garmin Corporation, a Taiwan corporation, in order to facilitate a public offering of Garmin Cayman shares in the United States. On June 27, 2010, Garmin became the ultimate parent holding company of the Garmin group of companies pursuant to a share exchange transaction effected for the purpose of changing the place of incorporation of the ultimate parent holding company of the Garmin group from the Cayman Islands to Switzerland (the "Redomestication"). Pursuant to the Redomestication, all issued and outstanding Garmin Cayman common shares were transferred to Garmin and each common share, par value U.S. $0.005 per share, of Garmin Cayman was exchanged for one registered share, par value 10 Swiss francs ("CHF") per share, of Garmin. Garmin owns, directly or indirectly, all of the operating companies in the Garmin group.

Garmin's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and Forms 3, 4 and 5 filed by Garmin's directors and executive officers and all amendments to those reports will be made available free of charge through the Investor Relations section of Garmin's Internet website (http://www.garmin.com) as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

The reference to Garmin's website address does not constitute incorporation by reference of the information contained on this website, and such information should not be considered part of this report on Form 10-K.

Company Overview

Garmin is a leading, worldwide provider of navigation, communication and information devices and applications, most of which are enabled by Global Positioning System ("GPS") technology. Garmin designs, develops, manufactures and markets a diverse family of hand-held, portable and fixed-mount GPS-enabled products and other navigation, communications and information products for the automotive/mobile, outdoor/fitness, marine, and general aviation markets.

Overview of the Global Positioning System

The Global Positioning System is a worldwide navigation system which enables the precise determination of geographic location using established satellite technology. The system consists of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense, which maintains an ongoing satellite replenishment program to ensure continuous global system coverage. Access to the system is provided free of charge by the U.S. government.

Prior to May 2000, the U.S. Department of Defense intentionally degraded the accuracy of civilian GPS signals in a process known as Selective Availability ("SA") for national security purposes. SA variably degraded GPS position accuracy to a radius of 100 meters. On May 2, 2000, the U.S. Department of Defense discontinued SA. In a presidential policy statement issued in December 2004, the Bush administration indicated that the U.S. does not intend to implement SA again and is committed to preventing hostile use of GPS through regional denial of service, minimizing the impact to peaceful users. With SA removed, a GPS receiver can calculate its position to an accuracy of approximately 10 meters or less, enhancing the utility of GPS for most applications.

The accuracy and utility of GPS can be enhanced through augmentation techniques which compute any remaining errors in the signal and broadcast these corrections to a GPS device. The Federal Aviation Administration ("FAA") has developed a Wide Area Augmentation System ("WAAS") comprising ground reference stations and additional satellites that improve the accuracy of GPS positioning available in the United States and portions of Canada and Mexico to approximately 3 meters. WAAS supports the use of GPS as the primary means of enroute, terminal and approach navigation for aviation in the United States. The increased accuracy offered by WAAS also enhances the utility of WAAS-enabled GPS receivers for consumer applications. The FAA announced on July 11, 2003 that the WAAS system had achieved initial operating capability and that the system was available for instrument flight use with appropriately certified avionics equipment. Since that time, the FAA has installed additional ground reference stations and has launched additional WAAS satellites.

Japan's MTSAT-based Satellite Augmentation System (MSAS) achieved initial operating capability for en route, terminal and approach navigation for aviation in September 27, 2007. Garmin is working closely with the European Satellite Services Provider (ESSP) in preparation for the European Geostationary Navigation Overlay Service (EGNOS) aviation Safety of Life (SoL) service declaration which is planned in 2011.

Recent Developments in the Company's Business

Since the inception of its business, Garmin has delivered over 81 million products, which includes the delivery of over 16 million products during 2010.

Acquisitions

In September 2010 Garmin acquired MetriGear, Inc., the creator of a pedal-based power measurement solution for cyclists that integrates a force and motion sensor platform into the spindles of bicycle pedals to measure a cyclist's performance.

In October 2010 Garmin acquired Belanor AS, the distributor of Garmin's automotive, outdoor recreation, fitness and marine products in Norway.

Automotive/Mobile Product Introductions

In January 2010 Garmin announced the zūmo® 220 and zūmo 665 touchscreen navigators for motorcycles, ecoRoute™ hd, a device that transforms a compatible Garmin navigation device into a real-time onboard diagnostics computer, and Voice Studio™, a free PC application that lets anyone record their own voice to create custom pre-recorded navigation prompts for use on compatible Garmin navigation devices.

In April 2010 Garmin announced the nüvi® 3700 series of portable navigation devices featuring an ultra-thin, pocket-friendly design and large-screen, high-resolution glass displays with capacitive touch panels

In September 2010 Garmin announced the nüvi 2200 and nüvi 2300 series of entry-level portable navigation devices and the nüLink! 1695 five-inch touchscreen portable navigation device that connects drivers with relevant, online information from Garmin's nüLink! service, including links to online information like Google™ Local Search, traffic, weather, fuel prices, flight status, and other real-time, location-relevant content.

In November 2010 Garmin announced that it would provide an integrated navigation package for the 2011 Suzuki Grand Vitara and SX4 models which would offer connectivity to wireless online information like Google™ local search, traffic, weather, fuel prices, movie listings, flight status, local events, and white page telephone listings

During 2010, Garmin-Asus, a co-branded alliance between Garmin and ASUSTeK® Computer Inc. ("ASUS"), introduced the nüvifone™ A10, A50 and M10 location-centric mobile handset models. In October 2010 Garmin and ASUS announced that they would not introduce any new co-branded handset models going forward but would continue to sell and support models that they had already introduced to the market. ASUS announced that it would design and manufacture new models of ASUS-branded mobile phones, some of which would include preloaded Garmin navigation and Location Based Service (LBS) applications. Garmin announced that it would expand its mobile handset application development and would offer navigation and other applications through certain consumer application stores.

Outdoor/ Fitness Product Introductions

Garmin expanded its line of products for golfers in 2010 with the introduction of the Approach® G3 golf-specific handheld and the Approach S1 GPS wristwatch designed specifically for golf.

Garmin also expanded its line of products for cyclists in 2010 with the introduction of the Edge® 800 cycling computer which combines the most popular aspects of the industry-leading Edge 500 and Edge 705 while adding a touchscreen interface.

Garmin added to its line of products for running enthusiasts in 2010 with the introduction of the Forerunner® 110, 210 and 410 GPS-enabled sports watches.

In June 2010 Garmin announced the GPSMAP® 62 series of rugged outdoor handheld devices for hunters, hikers, geocachers and outdoors enthusiasts. Also in June 2010 Garmin announced the DC™ 40 tracking collar, for Garmin's Astro® GPS Dog Tracking System.

In October 2010 Garmin announced chirp™, a wireless beacon designed specifically for geocaching, which can communicate with, and be programmed by, any compatible wireless-enabled Garmin handheld.

In December 2010 Garmin announced the creation of OpenCaching.com, a free online community for creating, sharing and finding geocaches around the world.

Marine Product Introductions

In January 2010 Garmin announced the GPSMAP® 700 series of seven-inch touchscreen controlled stand-alone marine chartplotters with radar capability and built-in sonar.

In February 2010 Garmin announced the AIS 300 receiver that enables monitoring of other nearby Class A and Class B Automatic Identification System (AIS)-enabled vessels that may pose a collision risk.

In April 2010 Garmin announced the GPSMAP® 78 series of marine-friendly GPS handhelds featuring a new contemporary industrial design with rubber side grips.

In September 2010 Garmin announced the GHP™ 12 sailboat autopilot system for 20- to 70-foot sailboats equipped with linear-actuated steering systems.

In November 2010 Garmin announced the echo™ series of standalone fishfinders with Garmin HD-ID™ target tracking technology. Also in November 2010 Garmin announced the GMR™ 404 xHD and GMR 406 xHD, two new 4 kilowatt open-array marine radars.

Aviation Product Introductions and Certifications

During 2010 Garmin announced two new products for the helicopter market, the G500H all-glass avionics system designed specifically for helicopters and a Helicopter Terrain Awareness and Warning System (HTAWS) for use with Garmin's GNS 430W/530W navigators.

In July 2010 Garmin announced that it was developing a new stability augmentation system called Garmin's Electronic Stability and Protection (Garmin ESP) system which would be offered as an option for Garmin's G1000 and G3000 integrated flight decks and which would assist the pilot in maintaining the aircraft in a safe, flight-stable condition, helping in certain situations to prevent the onset of stalls and spins, steep spirals or other loss-of-control conditions should the pilot become distracted, disoriented or incapacitated during flight. Also in July 2010 Garmin announced the GSR 56 Iridium datalink and GDL 59 data logger and Wi-Fi datalink and announced that the Federal Aviation Administration (FAA) had granted Supplemental Type Certification (STC) for the G1000 integrated flight deck in the Cessna CitationJet.

In October 2010 Garmin announced that it was developing the G5000™ integrated flight deck for the Part 25 business jet market and Cessna Aircraft Company announced that it was developing a larger version of its Citation X jet which would feature the Garmin G5000 flight deck.

In December 2010 Garmin announced that had received the European Aviation Safety Agency's (EASA) validation of the U.S. STC (Supplemental Type Certificate) for the installation of the Garmin G1000 avionics suite in the King Air 200 and B200.

Products

Garmin has achieved a leading market position and a history of growth in revenues and profits by offering ergonomically designed, user-friendly products with innovative features and designs covering a broad range of applications and price points. Garmin's target markets are currently broken down into its four main business segments – automotive/mobile, outdoor/fitness, marine and aviation.

Automotive/Mobile

Garmin offers a broad range of automotive navigation products, as well as a variety of products and applications designed for the mobile GPS market. Garmin believes that its products are known for their value, high performance, ease of use, innovation, and ergonomics. The table below includes a sampling of the primary automotive and mobile products that Garmin currently offers to consumers around the world.

nüvi® (52 models)	The nüvi is Garmin's popular personal navigation device (PND). All nüvi models combine a full-featured GPS navigator (with built-in maps) with Garmin's uniquely simple user interface. Different nüvi models and optional add-ons offer a plethora of additional feature sets, including a wide screen display, integrated traffic receiver for traffic data (including some models with lifetime traffic updates), bundled lifetime map updates, spoken street names, voice recognition, speed limit indication, lane assist, 3-D building view, junction view, Bluetooth® hands-free capability, built-in maps of Europe, and the ability to add custom points of interest and a custom GPS voice. Numerous newer nüvi models also offer a feature called ecoRoute™, which is a feature designed to help improve the vehicle's fuel efficiency by suggesting route calculations based upon less fuel usage and a driving challenge program that helps reinforce fuel-efficient driving practices. Garmin's newest nüvi models – the 3700 series – offer an award-winning, super-thin design and such other newer features as a multi-touch glass display, nüRoute™ technology, 3-D terrain view, and pedestrian mode. In fiscal years 2010, 2009, and 2008, the nüvi class of products represented approximately 54%, 63%, and 64% of Garmin's total consolidated revenues.
zūmo® (4 models)	Motorcycle-specific navigators with features including a glove-friendly touch screen with high bright sunlight-readable display, motorcycle mount, vibration-tested design, and Bluetooth wireless technology. An SD (secure digital) card slot allows riders to share their favorite places and rides with fellow zūmo riders. The zūmo 660 features 3-D building view and lane assist and a digital fuel gauge. The zūmo 220 offers a smaller form factor than previous models, while the 665 includes an antenna for XM Satellite Radio®, XM NavWeather® and XM NavTraffic® (subscription is required for XM content).
StreetPilot® app	Launched in January 2011, this smartphone application allows Apple iPhone® or iPad® users to download premium Garmin navigation to their device, allowing for turn-by-turn, voice-prompted directions and other popular Garmin navigation features.
Garmin Mobile® for BlackBerry	Garmin Mobile for BlackBerry is a subscription-based software application that lets compatible BlackBerry devices function as versatile GPS navigators.

Outdoor/Fitness

The table below includes a sampling of the outdoor and fitness products that Garmin currently offers to consumers around the world.

Forerunner®
(9 models)

Compact, lightweight training assistants for athletes with integrated GPS sensor (except for FR60 fitness watch) that provide time, speed, distance, pace and other data. Some models also offer a heart rate monitoring function. The FR 60 is an entry-level advanced fitness watch that allows runners and walkers to track their workouts and automatically upload their data (via a wireless USB ANT™ Stick) to a personal computer. The Forerunner 405 is a compact-sized, wrist-worn GPS-enabled device that allows runners and joggers to track their speed, distance, heart rate and location, access their training history or challenge a Virtual Partner™ and automatically upload their data wirelessly to a personal computer. The Forerunner 405CX adds heart-rate based calorie computation and improved comfort to the numerous features available on the Forerunner 405. The Forerunner 310XT model, which was designed specifically for triathletes, is water-resistant to 50m and tracks biking and running data (and optional heart rate data). The Forerunner 410 -- the highest end model in the Forerunner family -- offers an enhanced touch bezel designed to allow users to quickly scroll and select features on the run.

Edge®
(6 models)

Integrated personal training systems designed for cyclists. The Edge 205 measures speed, distance, time, calories burned, climb and descent, altitude and more. The Edge 305 adds a heart rate monitor and/or wireless speed/pedaling cadence sensor. The Edge 605 and 705 provide mapping capabilities (including street navigation) and a 2.2" color display in addition to tracking vertical profiles, climb and descent, altitude, speed, distance, and time. The Edge 500 is geared toward performance-driven cyclists by offering the ability to track even more performance data in a streamlined form factor. The newest model -- the Edge 800 -- added a touchscreen interface to the Edge family of products.

Dakota®
(2 models)

The Dakota series is Garmin's entry level series of handheld GPS navigators with built-in mapping. The Dakota 10 is a rugged, palm-sized navigator that offers a touchscreen display, high-sensitivity GPS, and a built-in worldwide basemap. The Dakota 20 adds a barometric altimeter, 3-axis electronic compass, and a microSD™ card slot for optional customized maps. The 20 model also allows a user to share waypoints, tracks, routes and geocaches wirelessly with other compatible Dakota, Foretrex®, Oregon® and Colorado® users.

Oregon®
(4 models)

The Oregon series combines a bright 3 inch color touchscreen, rugged design and a variety of hiker-friendly features. The Oregon 450 and Oregon 450t offer a rugged, sunlight-readable, touchscreen along with a built-in basemap with shaded relief, a high-sensitivity receiver, barometric altimeter, 3-axis electronic compass, microSD™ card slot, picture viewer and more. The high-end Oregon 550 and 550t models each come with a built-in 3.2 megapixel autofocus digital camera with 4x digital zoom, and each photo taken by these devices is automatically geotagged with the location of where it was taken, allowing the user to navigate back to that exact spot in the future.

Rino®
(5 models)

Handheld two-way Family Radio Service (FRS) and General Mobile Radio Service (GMRS) radios that integrate two-way voice communications with GPS navigation. Features include patented "peer-to-peer position reporting" so you can transmit your location to another Rino radio. The Rino 110 offers an FRS/GMRS radio plus basic GPS navigator. The Rino 120 adds an internal basemap and MapSource compatibility for street-level

	mapping. The Rino 130 has 24 MB of internal memory, built-in electronic compass, barometric sensor, and National Oceanic and Atmospheric Administration (NOAA) weather radio receiver. The Rino 520HCx has a high sensitivity GPS receiver, 5 watts of transmit power, color display, mini-USB interface, and a turn-by turn automatic route calculation for use in automobiles. The Rino 530HCx has all of the features of the Rino 520HCx, plus a seven-channel weather receiver, electronic compass, and barometric altimeter.
GPSMAP®62 (3 models)	Rugged outdoor handheld devices for hunters, hikers, geocachers and outdoors enthusiasts. The basic GPSMAP 62 includes a built-in worldwide basemap with shaded relief. The GPSMAP 62s adds a 3-axis tilt-compensated electronic compass and wireless connectivity for sharing routes, tracks, waypoints and geocaches between other compatible Garmin handhelds. The GPSMAP 62s also includes a barometric altimeter that tracks changes in pressure to pinpoint the precise altitude. In addition to these features, the GPSMAP 62st includes preloaded 100K topographic maps for the entire United States (or preloaded 50K topographic mapping of Canada for the Canadian version).
Approach® (3 models)	The Approach G5 is a waterproof, touchscreen, handheld GPS for golfers that features over 14,000 preloaded golf course maps. Approach G5 uses a high-sensitivity GPS receiver to measure individual shot distances and show the exact yardage to fairways, hazards and greens. A new statistic-tracking feature was made available by download for the G5 in 2010 that allows users to track and analyze their golf statistics. The Approach G3 is a smaller, lighter version of the G5, yet still offers over 14,000 preloaded courses. Neither model requires any ongoing subscription fees. In October 2010, Garmin announced the newest Approach model – the Approach® S1. The S1 is a wearable golf watch that displays precise yardages to the front, back and middle of greens and comes preloaded with over 14,000 courses.
Astro®	High sensitivity GPS-enabled dog tracking system. The Astro is designed to pinpoint up to ten dogs' positions at one time through all-weather collars and a handheld system. The system also provides a Dog Tracker page and a Covey Counter™ to assist the hunter. It is loaded with many of the features of our outdoor devices including: barometric altimeter, electronic compass, microSD slot, area calculator and a waterproof exterior.
GTU-10 GPS Tracker	On January 4, 2011, Garmin announced the GTU™10, which represents a new category of product for Garmin. The GTU10 is a GPS locator that combines a web-based tracking service with GPS technology so the user can keep track of children, pets and property by monitoring the device's location through either a phone or the internet. The GTU 10 is expected to launch in the first quarter of 2011.

Marine

Garmin's marine products include handhelds, network products and multifunction displays, fixed-mount GPS/chartplotter products, instruments, fishfinders, radar, autopilots, VHF radios, marine networking products, and sounder products. The table below includes a sampling of some of the marine products that Garmin currently offers to consumers.

Marine Chartplotters and Networking Products

GPSMAP® 7000 series (4 models)

The GPSMAP 7000 series of large format multi-function displays introduced Garmin's G Motion technology, which represents an upgrade in speed, smoothness and clarity over prior plotters. G Motion technology delivers ultra-smooth map panning and zooming with virtually seamless graphical updating in all dimensions. The 7000 series chartplotters also feature a low-level backlight display and a backlit keypad for use in low-light conditions without compromising vision. The GPSMAP 7x15 series offers a huge 15-inch diagonal XGA (1024 x 768 pixel) sunlight readable touchscreen display, and is offered in two models – the GPSMAP 7015 with an enhanced worldwide satellite imagery basemap; and the GPSMAP 7215, which comes pre-loaded with highly detailed U.S. coastal charts and Explorer Charts for the Bahamas. Mariners can also opt for the same XGA resolution in a 12-inch diagonal screen configuration with the GPSMAP 7012 and GPSMAP 7212 models, which offer a worldwide basemap and coastal charts respectively. All models are compatible with an optional wireless remote and a wireless mouse for additional flexibility and also offer expanded "plug-and-play" access to onboard sensors, with NMEA 2000 and Garmin Marine Network connectivity (the Garmin Marine Network is a system that combines GPS, radar, XM WX Satellite Weather, sonar, and other data).

GPSMAP® 6000 series (4 models)

Like the 7000 series, the 6000 series models also offer Garmin's G Motion technology and the features to improve visibility in low-light conditions. The GPSMAP 6x12 series features a traditional soft-key interface with an alphanumeric keypad and a 12-inch diagonal XGA (1024 x 768 pixel) sunlight readable display. Within this family, Garmin offers the GPSMAP 6012 with an enhanced worldwide satellite imagery basemap; and the GPSMAP 6212 with highly detailed U.S. coastal charts and Explorer Charts for the Bahamas preloaded. For a smaller display, the GPSMAP 6x08 series offers an 8-inch VGA (640 x 480) sunlight readable display with a soft-key interface. The models in the GPSMAP 6000 series are all compatible with an optional wireless remote and also offer expanded "plug-and-play" access to onboard sensors, with NMEA 2000 and Garmin Marine Network connectivity.

GPSMAP® 5000 series (6 models)

These touch-screen multifunction displays for the Garmin Marine Network (a system that combines GPS, radar, XM WX Satellite Weather, sonar, and other data) offer ease of use and video-quality resolution and color. The 5212 and 5208 come pre-loaded with detailed U.S. coastal charts, including Explorer Charts, and are compatible with Garmin's BlueChart® g2 Vision™ charts (sold separately) which offer high-resolution satellite imagery, 3-D map perspective, aerial reference photos, and auto guidance. The 5215 and 5015 offer 15-inch diagonal sunlight-readable touchscreen displays.

GPSMAP® 4000 series/ 4200 series (6 models)

These multifunction displays for the Garmin Marine Network offer ease of use and video-quality resolution and color. The 4212 and 4208 come pre-loaded with detailed U.S. coastal charts, including Explorer Charts, and are compatible with Garmin's BlueChart® g2 Vision™ charts (sold separately) which offer high-resolution satellite imagery, 3-D map perspective, aerial reference photos, and auto guidance. The 4210 and 4010 feature 10.4-inch diagonal sunlight- readable displays and Garmin's newer marine user interface.

GPSMAP® 6x0and 7x0 series (6 models)	The 6x0 series chartplotters offer a super-bright WVGA touchscreen display and provide navigational support for both marine mode and automotive mode (when loaded with optional City Navigator® NT road maps for North America). The 7x0 models are touchscreen controlled stand-alone marine chartplotters offering radar capability and built-in sonar..
GPSMAP® 5x6 and 5x1 series (12 models)	Building upon the success of the GPSMAP 400 and 500 series, the new chartplotters in the GPSMAP 5x6 and 5x1 series come standard with an internal high-sensitivity GPS receiver that allows for faster acquisition times and better satellite tracking so that boaters are able to acquire and maintain a GPS fix more easily. In addition, these units boast an improved, high-speed digital design that will increase map drawing and panning speeds. The sounder ("s") version of each model comes with a powerful dual-frequency transducer that clearly illustrates depth contours, fish targets and structures in either fresh or salt water. Many of the new models in this series are also NMEA 2000 certified and can interface with Garmin's full lineup of NMEA 2000 marine sensors and autopilots, as well as many other third-party sensors.
GPSMAP® 4x1 series (6 models)	With a 4-inch QVGA sunlight-readable display, the GPSMAP 4x1 series was designed for the boater who wants high performance in a small package. These units feature a high-sensitivity GPS receiver and faster processors, and are offered with the same cartography configuration as the GPSMAP 5x1 series. Likewise, the GPSMAP 4x1s series is also available with a built-in sonar with a 500-watt RMS dual-frequency transducer for offshore use and a 400-watt RMS with a dual beam transducer for inland use. For satellite weather and radio data, the GPSMAP 441 and 421 are also compatible with the GXM 51 receiver.
GSD 21 and 22	These "black-box" sounders interface with Garmin display units and chartplotters and enhance their utility by providing the depth sounder and fish finder functions in a remote mounted package.
GMS 10	The GMS 10 Network Port Expander is the "nerve center" of the Garmin Marine Network. This 100-Mbit switch is designed to support the connection of multiple sensors to the Garmin Marine Network.

Other Marine Products

GMI 10	The GMI 10 is a NMEA 2000 and NMEA 0183 compliant instrument that displays data from multiple remote sensors on one screen. Mariners can use the GMI 10 to display instrument data such as depth, speed through the water, water temperature, fuel flow rate, engine data, fuel level, wind direction and more, depending upon what sensors are connected.
GPSMAP 78 (3 models)	Marine-friendly GPS handhelds featuring a new contemporary industrial design with rubber side grips. The flagship GPSMAP 78sc model adds high-end features such as a 3-axis tilt-compensated electronic compass, wireless data transfer between compatible units and preloaded cartography for the coastal United States.

VHF Marine Radios
(4 models)

This series of marine radios offers differing feature sets for the radio needs of all types of mariners. The VHF 100 is an entry-level, NMEA 0183 compatible VHF marine radio. The VHF 200 is NMEA 2000 compatible. The next step up is the VHF 300, which is designed for 35+ foot boats and is NMEA 2000 and NMEA 0183 compatible and offers multi-station support. Also designed for 35+ foot boats, the VHF 300 AIS is NMEA 2000 and NMEA 0183 compatible, offers multi-station support, and monitors all AIS channels at the same time.

Marine
Autopilot Systems
(4 models)

The newest entry to Garmin's marine autopilot lineup is the GHP 12, a full-featured marine autopilot designed specifically for sailboats. This second-generation autopilot is designed for 20- to 70-foot sailboats with linear-actuated steering systems. For power boats, the GHP 10 autopilot comes with Garmin's patented Shadow Drive™ technology, which automatically disengages the autopilot if the helm is turned, allowing the helmsman to maneuver the boat. This autopilot automatically re-engages when a steady course is held by the helmsman. The TR-1 Gold Marine Autopilot offers worry-free remote steering and speed control to operators of small gasoline outboard motor boats up to 20 horsepower. Finally, the GHP 10V Autopilot System for Volvo Penta IPS and Sterndrive Joystick Systems is approved for use with boats that have an integrated Volvo Penta IPS steering and propulsion system and features Garmin's proven and innovative Shadow Drive™ technology – a patented capability that automatically disengages the autopilot if the helm is turned, allowing for quick and safe manual maneuvers without manually disengaging the autopilot.

Fishfinders
(10 models)

Garmin offers 10 different fishfinder options spanning various price points. The latest addition to Garmin's fishfinder lineup is five different models of Garmin's new echo™ fishfinder series, a line of standalone fishfinders that all offer an updated look and new Garmin HD-ID™ target tracking technology. The echo™ line ranges in price points from models with grayscale displays to the highest-end echo 550C, which features a video-quality 640x480 pixel 5-inch VGA screen, a powerful 500-watt sonar transmitter, and offers fish arch display and bottom tracking as deep as 1,900 feet. In addition to the echo™ series, Garmin also offers five additional fishfinder options. All of these models feature Garmin's Ultrascroll™ technology, which allows boaters to get a faster refresh rate on their sonar display, and dual-beam transducer operation. Three of these models offer color displays. The Fishfinder 400C comes with dual beam or dual frequency transducers for easy adaptability to either freshwater or saltwater fishing. It also offers a new, easy-to-use interface and built in CANet connectivity to enable sonar data to be shared with compatible Garmin chartplotters.

Radar
(11 models)

Garmin offers both radomes and open array radar products with compatibility to any network-compatible Garmin chartplotter so that the chartplotter can double as the radar screen. The GMR™ 18 and 24 models are digital radome products in various sizes and power specifications. The GMR 404 and 406 open array radar scanners provide even greater clarity and a 72 nautical mile range. The GMR 18 HD and GMR 24 HD radomes feature digital signal processing providing sharper radar imagery and improved target separation. The newest generation of open-array digital radar scanners are the GMR™ 1204/1206 xHD, the GMR 604/606 xHD and the GMR 404/406 xHD models, which transmit with 12, 6 and 4 kilowatts of power respectively. All six of these open-array scanners have a maximum effective range of 72 nautical miles. These new xHD scanners provide up to eight times more sampling data than Garmin's current open-array offerings.

Aviation

Garmin's aviation product line includes GPS-enabled navigation, VHF communications transmitters/receivers, multi-function displays, electronic flight instrumentation systems (EFIS), automatic flight control systems, traffic advisory systems and traffic collision avoidance systems, instrument landing system (ILS) receivers, surveillance products, audio panels, cockpit datalink systems and more.

Garmin's aviation products have won prestigious awards throughout the industry for their innovative features and ease of use. The GNS 430/530W offers multiple features and capabilities integrated into a single product. This high level of integration minimizes the use of precious space in the cockpit, enhances the quality and safety of flight through the use of modern designs and components and reduces the cost of equipping an aircraft with modern electronics. The GNS 430 was recognized by *Flying* Magazine as the Editor's Choice Product of the Year for 1998. In 1994, and again in 2000, Garmin earned recognition from the Aircraft Electronics Association for outstanding contribution to the general aviation electronics industry. The GPSMAP 295 won *Aviation Consumer* Magazine's Gear of the Year award for best aviation portable product in 2000 and again in 2001. *Flying* Magazine's editors awarded the GPSMAP 396 with a 2005 Editors' Choice Award for outstanding achievements. The GPSMAP 496, introduced in 2006, won the "2006 Gear of the Year" award from *Aviation Consumer* magazine. *Flying* Magazine's editors awarded Garmin a 2007 *Flying* Editors' Choice Award for making the safety and precision of WAAS (Wide Area Augmentation System) available in its GPS navigation systems. Garmin was also selected as "Best GPS Ever" by *Aviation Consumer* magazine for the GPSMAP® 696 in 2009, and in 2010 the Garmin aera™ series aviation GPS was selected as best portable product. Garmin has been ranked No. 1 among aviation cockpit electronics manufacturers for product support in *Professional Pilot* magazine's survey of its readers in each of the last seven survey years. *Aviation International News* also ranked Garmin No. 1 in product support in 2010 and in each of the preceding seven years, as well. Garmin received the Airline Technology Achievement Award from *Air Transport World Magazine* in January 2005 for championing the development of Automatic Dependent Surveillance-Broadcast (ADS-B) technology, an enabling technology for air traffic management.

Garmin's aviation products are sold in both new aircraft/helicopters and the retrofit market where existing aircraft/helicopters are fitted with the latest electronics from Garmin's broad product line.

Garmin has also expanded its range of avionics offerings to leading General Aviation aircraft manufacturers such as the Cessna Aircraft Company, Cirrus Aircraft, Hawker Beechcraft Corporation, Diamond Aircraft Industries, Embraer, Piper Aircraft, Inc., DAHER- SOCATA and Quest Aircraft through the installation of the G1000 integrated flight deck as original equipment aboard new aircraft. This system integrates attitude, heading, air data, navigation, communication, engine monitoring, and other aircraft functions into a single cohesive system which interfaces with the flight crew using a set of large, bright TFT displays. The G1000 also includes an integrated autopilot – the GFC700. Garmin also has expanded its G1000 certifications to the business jet segment, such as Cessna's Citation Mustang jet and Embraer's Phenom 100 and Phenom 300. Garmin has also announced its next generation integrated flight deck systems, the G3000 and G5000. Cessna Aircraft Company announced in October 2010 that they have selected Garmin's G5000 for their flagship business jet, the Citation Ten. Both Honda Aircraft Corporation and Piper Aircraft simultaneously announced that the G3000 has been selected for the HondaJet and PiperJet respectively.

The table below includes a sampling of some of the aviation products currently offered by Garmin:

Handheld and portable aviation products:

aera® series (4 models)	Garmin's newest aviation handheld series combines the latest aviation portable with a full-featured automotive GPS, allowing pilots to transition between aviation to

automotive mode with one touch. Featuring a crisp 4.3-inch QVGA wide-format display with touchscreen interface, all four aera models come with preloaded automotive maps, a built-in terrain/obstacles aviation database, patented Panel Page instrument display, and other features. When in aviation mode, pilots see colorful icons that use intuitive pictures and labels to indicate their function. The exterior of each aera model (500, 510, 550 and 560) is identical, but the software features of each model are tailored to those seeking an entry, mid or high-level aviation handheld.

GPSMAP 695/696

The GPSMAP 696 offers a bright 7-inch screen, preloaded detailed electronic charts, preloaded airways and IFR map mode. The GPSMAP 696 has a receiver for XM radio and XM WX Satellite Weather (U.S. customers only) that gives next generation radar (NEXRAD), aviation routine weather reports (METARs), terminal aerodrome forecasts (TAFs), temporary flight restrictions (TFRs), lightning, winds aloft, turbulence forecasts, and several other important weather products (XM subscription required). The GPSMAP 695 has the same features except for XM radio and weather. In July 2010, Garmin announced that the 695/696 would receive new enhanced chart capabilities.

Pilot My-Cast℠

Pilot My-Cast by Garmin is a premium flight planning, flight plan filing, and pre-flight weather application for display on compatible mobile phones. Compared to other aviation weather cell phone applications, Pilot My-Cast is unique because it receives aviation data directly from the National Weather Service, Environment Canada, and Federal Aviation Administration. Pilot My-Cast is available for both the iPhone® and iPad®.

Integrated avionics systems:

G5000™

Following the announcement of the G3000 one year earlier, in October 2010 Garmin announced the G5000, the first touchscreen-controlled integrated glass avionics suite designed for FAR Part 25 business jets. The G5000 -- which is scalable for use in a wide range of two-crew aircraft, from light jets to super-midsize and larger models -- is designed specifically for crew-flown turbine aircraft and combines a dual multi-sensor flight management system (FMS), touchscreen vehicle management units, and multi-pane cockpit displays. These widescreen displays with touchscreen controls give pilots more useful information at their fingertips than ever before, such as worldwide weather, Garmin's synthetic vision technology (SVT™), aircraft synoptics, electronic flight charts, and more.

G3000™

Announced in October 2009, the G3000, which is designed for use in FAR Part 23 turbine aircraft, is the first touchscreen-controlled integrated flightdeck for light turbine aircraft. It features extra-wide 14.1-inch displays with split-screen MFD viewing functionality and PFD terrain simulation in 3-D perspective with SVT™ Synthetic Vision Technology. In July 2010, Garmin announced a new stability augmentation function for the G3000 (and its predecessor G1000) called Garmin's Electronic Stability and Protection (Garmin ESP) system. This electronic monitoring and correction technology for G3000 and G1000 integrated flight decks works to assist the pilot in maintaining the aircraft in a safe, flight-stable condition, helping in certain situations to prevent the onset of stalls and spins, steep spirals or other loss-of-control conditions should the pilot become distracted, disoriented or incapacitated during flight. Garmin ESP will be offered as an option on select G3000 and G1000-equipped aircraft.

G1000®

The G1000 integrates navigation, communication, attitude, weather, terrain, traffic, surveillance and engine information on large high-resolution color displays. The G1000 offers general aviation airplane manufacturers an easy-to-install solution for flight displays and provides the aircraft owner the benefits of a state-of-the-art avionics system which relies on modern technologies such as solid state components and bright, sunlight-readable TFT displays.

G600

The G600 brings the style and function of an all-glass integrated avionics suite to the retrofit market for FAR Part 23 Class I, II or III aircraft. The G600 incorporates two individual displays – a PFD and MFD – in a customized package specifically designed for easy retrofit installation. The G600 is designed to communicate and integrate with Garmin's WAAS enabled panel mount products, and provides essential information such as attitude, air data, weather, terrain and traffic. Garmin has received the FAA's Approved Model List Supplemental Type Certification (AML STC) for the G600, which will simplify certification for over 300 different aircraft models.

G500

Designed specifically for FAR Part 23 Class I/Class II aircraft (singles and twins under 6,000 lbs.), the G500 is an affordable, dual-screen electronic flight display that works with a pilot's separate Garmin avionics stack to provide a fully TSO'd "glass cockpit" retrofit option. The G500 does not include all of the same standard functionality as the G600 (for example, the G500 does not offer SVT (Synthetic Vision Technology) or a standard GAD 43 interface adapter.

G500H

An all-glass avionics system designed specifically for the VFR Part 27 helicopter market. The G500H contains dual 6.5-inch LCD screens, mounted side-by-side in a single bezel, which puts Primary Flight Display (PFD) and Multi-Function Display (MFD) capabilities right in front the helicopter pilot. The G500H has been optimized for rotorcraft and offers features like helicopter synthetic vision technology (HSVT™), helicopter-specific databases with over 7,000 heliports and nearly 30,000 additional low-altitude obstacles, XM WX Satellite Weather with NEXRAD, and the ability to display video from a forward looking infrared (FLIR) camera or other video sources.

G900X™

An all-glass integrated avionics system specifically designed for kitplane builders of the Lancair and Van's RV-series aircraft. The G900X is a fully-customizable glass cockpit for installation in experimental/kitbuilt and light sport aircraft. The G900X offers a customizable PFD/MFD combination that features one, two or three all-glass displays; magnetometer; ADAHRS (combined air data and AHRS unit) and engine monitoring.

GDU 370/375

Multifunction displays for the light sport retrofit and experimental aircraft markets.

Panel-mount aviation products:

400W Series
(3 models)

The GNS 430W is the Wide Area Augmentation System (WAAS) successor to Garmin's popular GNS 430, which was the world's first "all-in-one" IFR certified GPS navigation receiver/traditional VHF navigation receiver/instrument landing systems receiver and VHF communication transmitter/receiver. Features available in different 400 series models include 4-color map graphics, GPS, communication and navigation capabilities. In 2010, Garmin announced a new Helicopter Terrain Awareness and Warning System (HTAWS) as an option for the GNS 430W/530W series navigators. When added to the GNS 430W/530W, helicopter pilots will receive graphical and audible alerts of potential terrain and obstacle conflicts along the flight path.

500W Series (2 models)	These units combine the features of the 400W series along with a larger 5" color display. The 530W Series comes standard with Wide Area Augmentation System (WAAS) capability and may be ordered with or upgraded to Class B Terrain Awareness and Warning System (TAWS-B) capability.
GTS™ TAS and TCAS I Systems	The GTS 800 series of traffic avoidance products combines active and passive surveillance data to pinpoint specific traffic threats. The systems use Garmin's patent-pending CLEAR CAS™ technology and correlates automatic dependent surveillance broadcast (ADS-B) with radar targets. The GTS 800 TAS is a lower-cost system, offering 40 watts of transmit power and a range of up to 12 nautical miles. The GTS 820 TAS delivers 250 watts of transmit power and up to 40 nautical miles of interrogation range. The GTS 850 TCAS I satisfies all TCAS I collision avoidance criteria for higher-capability turboprops and jets. It features the same 250 watt performance as the GTS 820, and also meets the FAA's TCAS I certification criteria
GI-102A & 106A	Course deviation indicators (CDIs). The GI-106A features an instrument landing system receiver to aid in landing.
GMA 240, 340 & 347	The GMA 340 is a feature-rich audio panel with six-place stereo intercom and independent pilot/co-pilot communications capabilities. The GMA 347 has automatic squelch, digital clearance recorder, and a full-duplex telephone interface. The GMA 340 and 347 are both TSO'd. The GMA 240 is a versatile, non-TSO'd audio panel designed for experimental and light sport aircraft.
GTX™ 330 & 330D	FAA-certified Mode S transponders with data link capability, including local air traffic information at FAA radar sites equipped with Traffic Information Service (TIS). These transponders may also be optionally upgraded to provide 1090 MHz Extended Squitter (ES) transmission capabilities, which will increase situational awareness once the Automatic Dependent Surveillance-Broadcast (ADS-B) system is fully implemented.
GTX 320A,327 & 328	FAA-certified transponders which transmit altitude or flight identification to air traffic control radar systems or other aircraft's air traffic avoidance devices and feature solid-state construction for longer life. The GTX 327 offers a digital display with timing functions. The 328 is designed exclusively for Europe and satisfies the European requirement for a Mode S solution that meets the reduced certification requirements for the VFR Mode S mandate.
GDL 90	The GDL 90 was the first airborne Automatic Dependent Surveillance-Broadcast (ADS-B) product certified by the FAA to TSO C145A standards. The GDL 90 allows pilots in the cockpit and air traffic controllers on the ground to "see" aircraft traffic with much more precision than has ever been possible before without the costly infrastructure of ground based tracking radar. The GDL 90 relies on the infrastructure that is part of the FAA's Safe Flight 21 program. This program is currently under development with implementation of the ground-based portion of the ADS-B network taking place along the East Coast and other selected areas of the U.S.A. Additional installations of the ADS-B ground stations are planned. The ground stations can track aircraft movement and eventually are expected to be used to broadcast traffic and weather services. Pilots equipped with the GDL 90 and operating within the ground station coverage area will receive aircraft traffic and real-time weather information free of charge.

GSR 56	The GSR 56 is Garmin's newest datalink product. It provides pilots with access to on-demand global weather information, text/voice communications and near real-time position tracking through the Iridium satellite network (subscription required). In addition to the many on-demand satellite weather features, the GSR 56 offers a worldwide tracking solution that continuously monitors an aircraft's status enroute. It can automatically provide GPS-referenced position reports at predetermined intervals so those on the ground can track a plane's flight status and position.
GDL 69 and 69A	The GDL 69 offers the ability to provide real-time weather information to the aircraft which can be displayed on one of several panel-mounted devices, such as the GNS 430, GNS 530, MX20, and G1000 systems. The GDL 69 and GDL 69A receive real-time weather information broadcast by the XM WX Satellite radio system. In addition, the GDL 69A expands the utility of the system by providing CD quality audio provided by XM Satellite Radio (separate subscriptions for weather data and audio required).
GMX 200™	A large (6.5 inch) sunlight-readable, high-resolution, multi-function display.
SL 30 and SL 40	The SL30 is a compact VHF navigation and communications unit that combines a 760-channel VHF communications radio with 200-channel glideslope and localizer receivers. The SL40 is a 760-channel VHF communications radio only. Both the SL30 and SL40 feature 10 watt communications transmitters.
GWX™ 68	The GWX 68 is an all-in-one antenna/receiver/transmitter that brings real-time weather to Garmin's newest multi-function displays.

Sales and Marketing

Garmin's non-aviation products are sold through a worldwide network of approximately 4,000 independent dealers and distributors in approximately 100 countries who meet our sales and customer service qualifications. No single customer's purchases represented 10% or more of Garmin's consolidated revenues in the fiscal year ended December 25, 2010. Marketing support is provided geographically from Garmin's offices in Olathe, Kansas (North, South and Central America), in the U.K. (Eastern Europe, Middle East and Africa), France, Germany, Italy, Spain, Portugal, Austria, Sweden, Denmark, Finland, Belgium, Norway, Netherlands, Poland, Australia (also covering New Zealand), China and in Taiwan (Asia). Garmin's distribution strategy is intended to increase Garmin's global penetration and presence while maintaining high quality standards to ensure end-user satisfaction.

Garmin's U.S. consumer product sales are handled through its network of dealers and distributors who are serviced by a staff of regional sales managers and in-house sales associates. Some of Garmin's larger consumer products dealers and distributors include:

- *Best Buy*—one of the largest U.S. and Canadian electronics retailers;
- *Amazon.com*—internet retailer;
- *Costco*—an international chain of membership warehouses that carry quality, brand name merchandise;
- *Halford's*—a large European retailer specializing in car parts and accessories;
- *Petra*—a large distributor who sells to a wide range of dealers;
- *Target*— one of the nation's largest general merchandise retailers;

- *Wal-Mart*—the world's largest mass retailer; and

- *Wynit*—a large distributor who sells to a wide range of dealers.

Garmin's Europe, Middle East, Australia/New Zealand and Africa consumer product sales are handled through our in-country subsidiaries or local distributors who resell to dealers. Working closely with Garmin's in-house sales and marketing staff in the U.K. and U.S., these in-country subsidiaries or independent distributors are responsible for inventory levels and staff training requirements at each retail location. Garmin's Taiwan-based marketing team handles the Company's Asia sales and marketing effort.

Garmin's retrofit avionics and aviation portable products are sold through select aviation distributors around the world and, in the case of aviation portable products, also through catalogs and pilot shops. Garmin's largest aviation distributors include Aircraft Spruce & Specialty Co., Sportsman's Market, TGH Aviation, Sarasota Avionics and Elliott Aviation. Avionics distributors have the training, equipment and certified staff required for at-airport installation of Garmin's avionics equipment.

In addition to the traditional distribution channels mentioned, Garmin has many relationships with original equipment manufacturers (OEMs). In the consumer market, Garmin's products are sold globally to automotive and motorcycle OEMs, either directly or through tier 2 sourcing. These OEMs include Chrysler, Toyota, Suzuki, Volkswagen, Harley-Davidson, Ford, BMW and BMW Motorrad, Honda, Mercedes Benz, Smart Car, Peugeot, Hyundai, Kia, Mazda, Nissan, Volvo, Bombardier, and Polaris. In 2010, Chrysler introduced Garmin navigation on the 2011 Jeep Grand Cherokee and also announced Garmin navigation on their new uConnect Touch system in partnership with Panasonic, which will launch on select 2011 models. In addition, Garmin continues to sell products and applications to Kenwood for bundling with Kenwood's OEM products. Garmin also has relationships with certain rental car companies including Dollar/Thrifty, Enterprise, Avis, Budget, National, Europcar, Alamo, and Hertz (Europe). Garmin has also developed promotional relationships with certain automotive dealerships in certain countries including BMW, Southeast Toyota, Penske, Mazda, Saab and Ford. Garmin's products are also standard equipment on various models of boats manufactured by Ranger Tugs, Cutwater Boats (a Division of Fluid Motion, LLC), Bayliner Boats (a division of Brunswick Corporation), Bavaria Yacht, Broom Boats Ltd., Chaparral Boats, Inc., Andros Boats, Inc., Edgewater Boats, LLC, Bennington Marine, LLC, Cigarette Racing Team, LLC, Cobalt Boats, LLC, G3 Boats (a division of Yamaha Motor Corp.), Gulf Craft, Inc., Fairline Boats, Ltd. and Regal Marine Industries, Inc. and are optional equipment on boats manufactured by Tiara Yachts, Inc., Grand Banks Yachts, Ltd., Luhrs Corp., Maritimo Offshore Pty Ltd., Mastercraft Boat Company, LLC, Yellowfin Yachts, LLC, Sea Ray Corporation, Scout Boats, Inc., The Hinckley Company, Hunt Yachts, Inc. and Zodiac Hurricane Technologies, Inc. In the aviation market, Garmin's avionics are either standard equipment or options on various models of aircraft built by Bell Helicopter Textron, Inc., Cessna Aircraft Company, Cirrus Aircraft, DAHER-SOCATA, Diamond Aircraft Industries, Inc., Embraer SA, Eurocopter, an EADS Company, Hawker Beechcraft Aircraft Company, Piper Aircraft, Inc., Quest Aircraft Company, and Robinson Helicopter Company.

Competition

The market for navigation, communications and information products is highly competitive. Garmin believes the principal competitive factors impacting the market for its products are design, functionality, quality and reliability, customer service, brand, price, time-to-market and availability. Garmin believes that it generally competes favorably in each of these areas.

Garmin believes that its principal competitors for portable automotive products are TomTom N.V. and MiTAC Digital Corporation ("MiTAC") (which distributes products under the brand names of Magellan, Mio, and Navman) and Navigon AG. Garmin believes that its principal competitors for outdoor/fitness product lines are Magellan, a subsidiary of MiTAC, Lowrance Electronics, Inc., a subsidiary of Navico ("Lowrance") and Delorme and that its principal competitors for fitness products are Nike, Inc., Polar Electro Oy, Suunto Oy, Timex Corp. and Bryton Corp. For marine chartplotter products, Garmin believes that its principal competitors are Raymarine Inc. ("Raymarine"), Furuno Electronic Company ("Furuno"), and Simrad and Lowrance (subsidiaries of Navico). For

Garmin's fishfinder/depth sounder product lines, Garmin believes that its principal competitors are Lowrance, Raymarine, the Humminbird division of Johnson Outdoors, Inc., and Furuno. For Garmin's general aviation product lines, Garmin considers its principal competitors to be Honeywell, Inc., Avidyne Corporation, L-3 Avionics Systems, Rockwell Collins, Inc., Sagem Avionics, Inc., Universal Avionics Systems Corporation, Chelton Flight Systems, Aspen Avionics, and Free Flight Systems for panel-mount GPS and display units. For Garmin's Family Radio Service and General Mobile Radio Service product line, Garmin believes that its principal competitors are Motorola, Inc., Cobra Electronics Corporation and Midland Radio Corporation.

Research and Development

Garmin's product innovations are driven by its strong emphasis on research and development and the close partnership between Garmin's engineering and manufacturing teams. Garmin's products are created by its engineering and development staff, which numbered 2,340 people worldwide as of December 25, 2010. Garmin's manufacturing staff includes manufacturing process engineers who work closely with Garmin's design engineers to ensure manufacturability and manufacturing cost control for its products. Garmin's development staff includes industrial designers, as well as software engineers, electrical engineers, mechanical engineers and cartographic engineers. Garmin believes the industrial design of its products has played an important role in Garmin's success. Once a development project is initiated and approved, a multi-disciplinary team is created to design the product and transition it into manufacturing.

Below is a table of Garmin's expenditures on research and development over the last three fiscal years.

	December 25, 2010	December 26, 2009	December 27, 2008
($'s in thousands)			
Research and development	$277,261	$238,378	$206,109
Percent of net sales	10.3%	8.1%	5.9%

Manufacturing and Operations

Garmin believes that one of its core competencies and strengths is its manufacturing capability at its Sijhih, Jhongli and LinKou, Taiwan facilities, its Olathe, Kansas facility, and its Salem, Oregon facility. Garmin believes that its vertically integrated approach has provided it the following benefits with respect to all products other than the legacy nüvifone products, which are manufactured by one or more third parties as part of the Garmin-Asus strategic alliance, a few select marine products (VHF radios and AIS receivers), and our accessory products, all of which are also manufactured by one or more third parties.

Reduced time-to-market. Utilizing concurrent engineering techniques, Garmin's products are introduced to production at an early development stage and the feedback provided by manufacturing is incorporated into the design before mass production begins. In this manner, Garmin attempts to reduce the time required to move a product from its design phase to mass production deliveries.

Design and process optimization. Garmin uses its manufacturing resources to rapidly prototype design concepts, products and processes in order to achieve higher efficiency, improved quality and yields, lower cost and better value for customers. Garmin's ability to fully explore product design and manufacturing process concepts has enabled it to optimize its designs to minimize size and weight in GPS devices that are functional, waterproof, and rugged.

Logistical agility. Operating our own manufacturing facilities helps Garmin minimize problems, such as component shortages and long component lead times which are common in the electronics industry. Many products can be re-engineered to bypass component shortages or reduce cost and the new designs can be delivered to market quickly. Garmin reacts rapidly to changes in market demand by striving to maintain a safety stock of long-lead components and by rescheduling components from one product line to another. Operating our own manufacturing facilities also allows Garmin to quickly adjust the mix of product production, helping to foster faster delivery response to the customer.

Garmin's design, manufacturing, distribution, and servicing processes in our US, Taiwan, and UK facilities are certified to ISO 9001, an international quality standard developed by the International Organization for Standardization. Garmin's Taiwan manufacturing facilities have also achieved TS 16949 certification, a quality standard for automotive suppliers. In addition, Garmin's aviation operations have achieved certification to AS9100, the quality standard for the aviation industry.

Garmin (Europe) Ltd and Garmin Corporation have also achieved certification of their environmental management systems to the ISO14001 standard. This certification recognizes that Garmin's UK and Taiwan subsidiaries have systems and processes in place to minimize or prevent harmful effects on the environment and to strive continually to improve its environmental performance.

Materials

Although most components essential to Garmin's business are generally available from multiple sources, certain key components, including, but not limited to, microprocessors, certain liquid crystal displays ("LCDs"), and certain application-specific integrated circuits ("ASICs") are currently obtained by the Company from single or limited sources, which subjects Garmin to supply and pricing risks. Many of these and other key components that are available from multiple sources, including, but not limited to, NAND flash memory, dynamic random access memory ("DRAM"), GPS chipsets and certain LCDs, are subject at times to industry-wide shortages and commodity pricing fluctuations.

Garmin and other participants in the personal computer, mobile communication, aviation electronics and consumer electronics industries also compete for various components with other industries that have experienced increased demand for their products. In addition, Garmin uses some custom components that are not common to the rest of the personal computer, mobile communication and consumer electronics industries, and new products introduced by the Company often utilize custom components available from only one source until Garmin has evaluated whether there is a need for, and subsequently qualifies, additional suppliers. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers' yields have matured or manufacturing capacity has increased. Garmin makes efforts to manage risks in these areas through the use of supply agreements for strategically important components. Nevertheless, if Garmin's supply of a key single-sourced component for a new or existing product were delayed or constrained, if such components were available only at significantly higher prices, or if a key manufacturing vendor delayed shipments of completed products to Garmin, the Garmin's financial condition and operating results could be materially adversely affected. Garmin's business and financial performance could also be adversely affected depending on the time required to obtain sufficient quantities from the original source, or to identify and obtain sufficient quantities from an alternative source. Continued availability of these components at acceptable prices, or at all, may be affected if those suppliers decided to concentrate on the production of common components instead of components customized to meet the Garmin's requirements

Seasonality

Our sales are subject to significant seasonal fluctuation. Sales of our consumer products are generally significantly higher in the fourth quarter, due to increased demand for automotive/mobile products during the holiday buying season, and, to a lesser extent, the second quarter, due to increased demand during the spring and summer marine season and the Father's Day/graduation buying season. Sales of consumer products are also influenced by the timing of the release of new products. Our aviation products do not experience much seasonal variation, but are more influenced by the timing of the release of new products when the initial demand is typically the strongest.

Backlog

Our sales are generally of a consumer nature and there is a relatively short cycle between order and shipment. Therefore, we believe that backlog information is not material to the understanding of our business. We typically ship most orders within 72 hours of receipt.

Intellectual Property

Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. In addition, Garmin often relies on licenses of intellectual property for use in its business. For example, Garmin obtains licenses for digital cartography technology for use in our products from various sources.

As of January 21, 2010, Garmin's worldwide IP portfolio includes over 450 patents and 300 trademark registrations. Garmin was selected as a constituent of the 2010/2011 Ocean Tomo® 300 Patent Index which recognizes companies with high intellectual property value. We believe that our continued success depends on the intellectual skills of our employees and their ability to continue to innovate. Garmin will continue to file and prosecute patent applications when appropriate to attempt to protect Garmin's rights in its proprietary technologies.

There is no assurance that our current patents, or patents which we may later acquire, may successfully withstand any challenge, in whole or in part. It is also possible that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will preclude us from manufacturing and marketing certain products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity.

Regulations

The telecommunications industry is highly regulated, and the regulatory environment in which Garmin operates is subject to change. In accordance with Federal Communications Commission ("FCC") rules and regulations, wireless transceiver and cellular handset products are required to be certified by the FCC and comparable authorities in foreign countries where they are sold. Garmin's products sold in Europe are required to comply with relevant directives of the European Commission. A delay in receiving required certifications for new products, or enhancements to Garmin's products, or losing certification for Garmin's existing products could adversely affect our business. In addition, aviation products that are intended for installation in "type certificated aircraft" are required to be certified by the FAA, its European counterpart, the European Aviation Safety Agency, and other comparable organizations before they can be used in an aircraft.

Because Garmin Corporation, one of the Company's principal subsidiaries, is located in Taiwan, foreign exchange control laws and regulations of Taiwan with respect to remittances into and out of Taiwan may have an impact on Garmin's operations. The Taiwan Foreign Exchange Control Statute, and regulations thereunder, provide that all foreign exchange transactions must be executed by banks designated to handle such business by the Ministry of Finance of Taiwan and by the Central Bank of the Republic of China (Taiwan), also referred to as the CBC. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, while all foreign currency needed for the import of merchandise and services may be purchased freely from the designated foreign exchange banks. Aside from trade-related foreign exchange transactions, Taiwan companies and residents may, without foreign exchange approval, remit outside and into Taiwan foreign currencies of up to $50 million and $5 million respectively, or their equivalent, each calendar year. Currency conversions within the limits are processed by the designated banks and do not have to be reviewed and approved by the CBC. The above limits apply to remittances involving a conversion between New Taiwan Dollars and U.S. Dollars or other foreign currencies. The CBC typically approves foreign exchange in excess of the limits if a party applies with the CBC for review and presents legitimate business reasons justifying the currency conversion. A requirement is also imposed on all enterprises to register all medium and long-term foreign debt with the CBC.

Environmental Matters

Garmin's operations are subject to various environmental laws, including laws addressing air and water pollution and management of hazardous substances and wastes. Substantial noncompliance with applicable environmental laws could have a material adverse effect on our business. Currently, we do not anticipate material capital expenditures for environmental control facilities.

Environmental regulation of Garmin's products is increasing. Many of Garmin's products are subject to laws relating to the chemical and material composition of our products and their energy efficiency. Garmin is also subject to laws requiring manufacturers to be financially responsible for collection, recovery and recycling of wastes from certain electronic products. Compliance with current environmental laws does not have a material impact on our business, but the impact of future enactment of environmental laws cannot yet be fully determined and could be substantial.

Garmin has implemented multiple Environmental Management System ("EMS") policies in accordance with the International Organization for Standardization (ISO) 14001 standard for Environmental Health and Safety Management. Garmin's EMS policies set forth practices, standards, and procedures to ensure compliance with applicable environmental laws and regulations at Garmin's Kansas headquarters facility, Garmin's European headquarters facility, and Garmin's Taiwan manufacturing facility.

Regulatory and "Green Procurement" demands from our customers are also increasing, particularly in the areas of restricted substance use and environmentally-friendly design and manufacture initiatives. The overall impacts of these customer requirements cannot yet be established. Garmin is committed to improving our products and processes to meet our customer needs.

Employees

As of December 25, 2010, Garmin had 8,897 full and part-time employees worldwide, of whom 3,470 were in the United States, 72 were in Canada, 4,419 were in Taiwan, 725 were in Europe, and 211 were in other global locations. Except for some of Garmin's employees in Brazil and Sweden, none of Garmin's employees are represented by a labor union and none of Garmin's North American or Taiwan employees are covered by a collective bargaining agreement. Garmin considers its employee relations to be good.

Item 1A. Risk Factors

The risks described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be materially adversely affected.

Risks Related to the Company

The demand for personal navigation devices (PNDs) may be eroded by replacement technologies becoming available on mobile handsets and factory-installed systems in new autos.

We have historically experienced substantial growth in the automotive/mobile segment which has resulted in GPS/navigation technologies being incorporated into competing devices such as mobile handsets and new automobiles through factory-installed systems. Mobile handsets are frequently GPS-enabled and many companies are now offering navigation software for mobile devices. The acceptance of this technology by consumers has halted our growth and could further reduce margins. Navigation systems are also becoming more prevalent as optional equipment on new automobiles. Increased navigation penetration on new automobiles could cause further declines in sales of our portable navigation devices and further reduce margins.

Our financial results are highly dependent on the automotive/mobile segment, which represents approximately 62% of our revenues and is maturing.

We have historically experienced substantial growth in the automotive/mobile segment of our business as the products have become mass-market consumer electronics in both Europe and North America. This market has peaked as penetration rates increase and competing technologies emerge. This has resulted in lower revenues and lower earnings per share.

Economic conditions and uncertainty could adversely affect our revenue and margins.

Our revenue and margins depend significantly on general economic conditions and the demand for products in the markets in which we compete. The current economic weakness and constrained consumer and business spending has resulted in decreased revenue and in the future, could result in decreased revenue and problems with our ability to manage inventory levels and collect customer receivables. In addition, financial difficulties experienced by our retailer and OEM customers have resulted, and could result in the future, in significant bad debt write-offs and additions to reserves in our receivables and could have an adverse affect on our results of operations.

Gross margins for our products may fluctuate or erode.

Gross margins on our automotive/mobile products have been declining and are expected to decline in 2011 due to price reductions in the increasingly competitive market for personal navigation devices (PNDs) that are not fully offset by material cost reductions. In addition, our overall gross margin may fluctuate from period to period due to a number of factors, including product mix, competition and unit volumes. In particular, the average selling prices of a specific product tend to decrease over that product's life. To offset such decreases, we intend to rely primarily on component cost reduction, obtaining yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products that incorporate advanced features and therefore can be sold at higher average selling prices. However, there can be no assurance that we will be able to obtain any such yield improvements or cost reductions or introduce any such new products in the future. To the extent that such cost reductions and new product introductions do not occur in a timely manner or our products do not achieve market acceptance, our business, financial condition and results of operations could be materially adversely affected.

Changes in our United States federal income tax classification or in applicable tax law could result in adverse tax consequences to our shareholders.

We do not believe that we (or any of our non-United States subsidiaries) are currently a "passive foreign investment company" for United States federal income tax purposes. We do not expect to become a passive foreign investment company. However, because the passive foreign investment company determination is made annually based on whether the company's income or assets meet certain thresholds as determined under United States federal tax principles which are based on facts and circumstances that may be beyond our control, we cannot assure that we will not become a passive foreign investment company in the future. If we are a passive foreign investment company in any year, then any of our shareholders that is a United States person could be liable to pay tax on their pro rata share of our income plus an interest charge upon some distributions by us or when that shareholder sells our common shares at a gain. Further, if we are classified as a passive foreign investment company in any year in which a United States person is a shareholder, we generally will continue to be treated as a passive foreign investment company with respect to such shareholder in all succeeding years, regardless of whether we continue to satisfy the income or asset tests mentioned above.

We do not believe that we (or any of our non-United States subsidiaries) are currently a Controlled Foreign Corporation (CFC) for United States federal income tax purposes. We do not expect to become a CFC. The CFC determination is made daily based on whether the United States shareholders own more than fifty percent of the voting power or value of the Company. Only United States persons that own ten percent or more of the voting power of the Company's shares qualify as United States shareholders. If the Company were to be classified as a CFC for an uninterrupted thirty day period in any year, the Company's shareholders that qualify as United States shareholders could be liable to pay US income tax at ordinary income tax rates on their pro-rata share of certain categories of the Company's income for the period in which the Company is classified as a CFC. As the Company cannot control the ownership of the Company's stock nor can the Company control which shareholders participate in the Company's stock buyback program, ownership changes could result that create United States shareholders which increase the risk of Garmin being treated as a CFC.

Legislative proposals have been considered in the United States within the past year that could increase the United States tax burden of corporations with international operations and could broaden the circumstances under which foreign corporations could be considered resident in the United States Our tax position could be adversely impacted by changes in United States or foreign tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof by any tax authority. We cannot predict the outcome of any specific legislative proposals.

If we are not successful in the continued development, introduction or timely manufacture of new products, demand for our products could decrease.

We expect that a significant portion of our future revenue will continue to be derived from sales of newly introduced products. The market for our products is characterized by rapidly changing technology, evolving industry standards and changes in customer needs. If we fail to introduce new products, or to modify or improve our existing products, in response to changes in technology, industry standards or customer needs, our products could rapidly become less competitive or obsolete. We must continue to make significant investments in research and development in order to continue to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development stage products will be successfully completed or, if developed, will achieve significant customer acceptance.

If we are unable to successfully develop and introduce competitive new products, and enhance our existing products, our future results of operations would be adversely affected. Our pursuit of necessary technology may require substantial time and expense. We may need to license new technologies to respond to technological change. These licenses may not be available to us on terms that we can accept or may materially change the gross profits that we are able to obtain on our products. We may not succeed in adapting our products to new technologies as they emerge. Development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that we will achieve timely initial customer shipments of new products. The timely availability of these products in volume and their acceptance by customers are important to our future success. From time to time we have experienced delays in shipping certain of our new products and any future delays, whether due to product development delays, manufacturing delays, lack of market acceptance, delays in regulatory approval, or otherwise, could have a material adverse effect on our results of operations.

If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in price reductions, fewer customer orders, reduced margins and loss of market share.

The markets for our products are highly competitive, and we expect competition to increase in the future. Some of our competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly to new or emerging technologies or changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, financial condition and results of operations.

We rely on independent dealers and distributors to sell our products, and disruption to these channels would harm our business.

Because we sell a majority of our products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. In particular, our dealers and distributors maintain significant levels of our products in their inventories. If dealers and distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted.

Many of our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business will suffer.

Our quarterly operating results are subject to fluctuations and seasonality.

Our operating results are difficult to predict. Our future quarterly operating results may fluctuate significantly. If such operating results decline, the price of our stock would likely decline. As we expand our operations, our operating expenses, particularly our advertising and research and development costs, may increase as a percentage of our sales. If revenues decrease and we are unable to reduce those costs rapidly, our operating results would be negatively affected.

Historically, our revenues have been weaker in the first quarter of each fiscal year and have recently been lower than the preceding fourth quarter. Our devices are highly consumer-oriented, and consumer buying is traditionally lower in these quarters. Sales of certain of our marine and automotive products tend to be higher in our second fiscal quarter due to increased consumer spending for such products during the recreational marine, fishing, and travel season. Sales of our automotive/mobile products also have been higher in our fourth fiscal quarter due to increased consumer spending patterns on electronic devices during the holiday season. In addition, we attempt to time our new product releases to coincide with relatively higher consumer spending in the second and fourth fiscal quarters, which contributes to these seasonal variations.

Our quarterly financial statements will reflect fluctuations in foreign currency translation.

The operation of Garmin's subsidiaries in international markets results in exposure to movements in currency exchange rates. We have experienced significant foreign currency gains and losses due to the strengthening and weakening of the U.S. dollar. The potential of volatile foreign exchange rate fluctuations in the future could have a significant effect on our results of operations.

The currencies that create a majority of the Company's exchange rate exposure are the Taiwan Dollar, Euro, and British Pound Sterling. Garmin Corporation, headquartered in Sijhih, Taiwan, uses the local currency as the functional currency. The Company translates all assets and liabilities at year-end exchange rates and income and expense accounts at average rates during the year. In order to minimize the effect of the currency exchange fluctuations on our net assets, we have elected to retain most of our Taiwan subsidiary's cash and investments in marketable securities denominated in U.S. dollars.

Nonetheless, U.S. GAAP requires the Company at the end of each accounting period to translate into Taiwan Dollars all such U.S. Dollar denominated assets held by our Taiwan subsidiary. This translation is required because the Taiwan Dollar is the functional currency of the subsidiary. This U.S. GAAP-mandated translation will cause us to recognize gain or loss on our financial statements as the Taiwan Dollar/U.S. Dollar exchange rate varies. Such gain or loss will create variations in our earnings per share. Because there is minimal cash impact caused by such exchange rate variations, management will continue to focus on the Company's operating performance before the impact of the foreign currency translation.

If we do not correctly anticipate demand for our products, we may not be able to secure sufficient quantities or cost-effective production of our products or we could have costly excess production or inventories.

We have generally been able to increase production to meet this increasing demand. However, the demand for our products depends on many factors and will be difficult to forecast. We expect that it will become more difficult to forecast demand as we introduce and support multiple products, as competition in the market for our products intensifies and as the markets for some of our products mature to the mass market category. Significant unanticipated fluctuations in demand could cause the following problems in our operations:

- If demand increases beyond what we forecast, we would have to rapidly increase production. We would depend on suppliers to provide additional volumes of components and those suppliers might not be able to increase production rapidly enough to meet unexpected demand.

- Rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing quality could decline, which may also lower our margins and reduce customer satisfaction.

- If forecasted demand does not develop, we could have excess production resulting in higher inventories of finished products and components, which would use cash and could lead to write-offs of some or all of the excess inventories. Lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies at our facilities, which could result in lower margins.

We have benefited in the past from Taiwan government tax incentives offered on certain high technology capital investments that may not always be available.

Our effective tax rate is lower than the U.S. federal statutory rate, in part because we have benefited from incentives offered in Taiwan related to our high technology investments in Taiwan. The loss of these tax benefits could have a significant effect on our financial results in the future.

We may experience unique economic and political risks associated with companies that operate in Taiwan.

Relations between Taiwan and the People's Republic of China, also referred to as the PRC, and other factors affecting the political or economic conditions of Taiwan in the future could materially adversely affect our business, financial condition and results of operations and the market price and the liquidity of our shares. Our principal manufacturing facilities where we manufacture all of our products, except our panel-mounted aviation products, are located in Taiwan.

Taiwan has a unique international political status. The PRC asserts sovereignty over all of China, including Taiwan, certain other islands and all of mainland China. The PRC government does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has indicated that it may use military force to gain control over Taiwan in certain circumstances, such as the declaration of independence by Taiwan. Relations between Taiwan and the PRC have on occasion adversely affected the market value of Taiwanese companies and could negatively affect our operations in Taiwan in the future.

Our intellectual property rights are important to our operations, and we could suffer loss if they infringe upon other's rights or are infringed upon by others.

We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. To this end, we hold rights to a number of patents and registered trademarks and regularly file applications to attempt to protect our rights in new technology and trademarks. However, there is no guarantee that our patent applications will become issued patents, or that our trademark applications will become registered trademarks. Moreover, even if approved, our patents or trademarks may thereafter be successfully challenged by others or otherwise become invalidated for a variety of reasons. Thus, any patents or trademarks we currently have or may later acquire may not provide us a significant competitive advantage.

Third parties may claim that we are infringing their intellectual property rights. Such claims could have a material adverse effect on our business and financial condition. From time to time we receive letters alleging infringement of patents, trademarks or other intellectual property rights. Litigation concerning patents or other intellectual property is costly and time consuming. We may seek licenses from such parties, but they could refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources to pay for the licenses. Such infringement claims could also cause us to incur substantial liabilities and to suspend or permanently cease the use of critical technologies or processes or the production or sale of major products.

We may become subject to significant product liability costs.

If our aviation products malfunction or contain errors or defects, airplane collisions or crashes could occur resulting in property damage, personal injury or death. Malfunctions or errors or defects in our marine navigational products could cause boats to run aground or cause other wreckage, personal injury or death. If our automotive or marine products contain defects or errors in the mapping supplied by third-party map providers or if our users do not heed our warnings about the proper use of these products, collisions or accidents could occur resulting in property damage, personal injury or death. If any of these events occurs, we could be subject to significant liability for personal injury and property damage and under certain circumstances could be subject to a judgment for punitive damages. We maintain insurance against accident-related risks involving our products. However, there can be no assurance that such insurance would be sufficient to cover the cost of damages to others or that such insurance will continue to be available at commercially reasonable rates. In addition, insurance coverage generally will not cover awards of punitive damages and may not cover the cost of associated legal fees and defense costs, which could result in lower margins. If we are unable to maintain sufficient insurance to cover product liability costs or if our insurance coverage does not cover the award, this could have a materially adverse impact on our business, financial condition and results of operations.

We depend on our suppliers, some of which are the sole source for specific components, and our production would be seriously harmed if these suppliers are not able to meet our demand and alternative sources are not available, or if the costs of components rise.

We are dependent on third party suppliers for various components used in our current products. Some of the components that we procure from third party suppliers include semiconductors and electroluminescent panels, liquid crystal displays, memory chips, batteries and microprocessors. The cost, quality and availability of components are essential to the successful production and sale of our products. Some components we use are from sole source suppliers. Certain application-specific integrated circuits incorporating our proprietary designs are manufactured for us by sole source suppliers. Alternative sources may not be currently available for these sole source components.

In the past we have experienced shortages of liquid crystal displays and other components. In addition, if there are shortages in supply of components, the costs of such components may rise. If suppliers are unable to meet our demand for components on a timely basis and if we are unable to obtain an alternative source or if the price of the alternative source is prohibitive, or if the costs of components rise, our ability to maintain timely and cost-effective production of our products would be seriously harmed.

We depend on third party licensors for the digital map data contained in our automotive/mobile products, and our business and/or gross margins could be harmed if we become unable to continue licensing such mapping data or if the royalty costs for such data rise.

We license digital mapping data for use in our products from various sources. There are only a limited number of suppliers of mapping data for each geographical region. The two largest digital map suppliers are NAVTEQ Corporation and Tele Atlas N.V. NAVTEQ Corporation is owned by Nokia Oyj and Tele Atlas N.V. is owned by TomTom N.V. Nokia and TomTom are both competitors of Garmin.

Although we do not foresee difficulty in continuing to license data at favorable pricing due to the long term license extension signed between Garmin and NAVTEQ in November 2007 (extending our NAVTEQ license agreement through 2017 with an option to extend through 2021), if we are unable to continue licensing such mapping data and are unable to obtain an alternative source, or if the nature of our relationships with NAVTEQ changes detrimentally, our ability to supply mapping data for use in our products would be seriously harmed.

We may pursue strategic acquisitions, investments, strategic partnerships or other ventures, and our business could be materially harmed if we fail to successfully identify, complete and integrate such transactions.

We intend to evaluate acquisition opportunities and opportunities to make investments in complementary businesses, technologies, services or products, or to enter into strategic partnerships with parties who can provide access to those assets, additional product or services offerings, additional distribution or marketing synergies or additional industry expertise. We may not be able to identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates in the future, we may not be able to complete those transactions on commercially favorable terms, or at all.

Any past or future acquisitions could also result in difficulties assimilating acquired employees (including cultural differences with foreign acquisitions), operations, and products and diversion of capital and management's attention away from other business issues and opportunities. Integration of acquired companies may result in problems related to integration of technology and inexperienced management teams. In addition, the key personnel of the acquired company may decide not to work for us. We may not successfully integrate internal controls, compliance under the Sarbanes-Oxley Act of 2002 and other corporate governance matters, operations, personnel or products related to acquisitions we have made in previous years or may make in the future. If we fail to successfully integrate such transactions, our business could be materially harmed.

We may have additional tax liabilities.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our income tax provision, net income or cash flows in the period or periods for which that determination is made.

Failure to obtain required certifications of our products on a timely basis could harm our business.

We have certain products, especially in our aviation segment, that are subject to governmental and similar certifications before they can be sold. For example, FAA certification is required for all of our aviation products that are intended for installation in type certificated aircraft. To the extent required, certification is an expensive and time-consuming process that requires significant focus and resources. An inability to obtain, or excessive delay in obtaining, such certifications could have an adverse effect on our ability to introduce new products and, for certain aviation OEM products, our customers' ability to sell airplanes. Therefore, such inabilities or delays could adversely affect our operating results. In addition, we cannot assure you that our certified products will not be decertified. Any such decertification could have an adverse effect on our operating results.

Our business may suffer if we are not able to hire and retain sufficient qualified personnel or if we lose our key personnel.

Our future success depends partly on the continued contribution of our key executive, engineering, sales, marketing, manufacturing and administrative personnel. We currently do not have employment agreements with any of our key executive officers. We do not have key man life insurance on any of our key executive officers and do not currently intend to obtain such insurance. The loss of the services of any of our senior level management, or other key employees, could harm our business. Recruiting and retaining the skilled personnel we require to maintain and grow our market position may be difficult. For example, in some recent years there has been a nationwide shortage of qualified electrical engineers and software engineers who are necessary for us to design and develop new products, and therefore, it has sometimes been challenging to recruit such personnel. If we fail to hire and retain qualified employees, we may not be able to maintain and expand our business.

There is uncertainty as to our shareholders' ability to enforce certain foreign civil liabilities in Switzerland and Taiwan.

We are a Swiss company and a substantial portion of our assets are located outside the United States, particularly in Taiwan. As a result, it may be difficult to effect service of process within the United States upon us. In addition, there is uncertainty as to whether the courts of Switzerland or Taiwan would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Switzerland or Taiwan against us predicated upon the securities laws of the United States or any state thereof.

A shut down of U.S. airspace or imposition of restrictions on general aviation would harm our business.

Following the September 11, 2001 terrorist attacks, the FAA ordered all aircraft operating in the U.S. to be grounded for several days. In addition to this shut down of U.S. airspace, the general aviation industry was further impacted by the additional restrictions implemented by the FAA on those flights that fly utilizing Visual Flight Rules (VFR). The FAA restricted VFR flight inside 30 enhanced Class B (a 20-25 mile radius around the 30 largest metropolitan areas in the USA) airspace areas. The Aircraft Owners and Pilots Association (AOPA) estimated that these restrictions affected approximately 41,800 general aviation aircraft based at 282 airports inside the 30 enhanced Class B airspace areas. The AOPA estimates that approximately 90% of all general aviation flights are conducted VFR, and that only 15% of general aviation pilots are current to fly utilizing Instrument Flight Rules (IFR).

The shutdown of U.S. airspace following September 11, 2001 caused reduced sales of our general aviation products and delays in the shipment of our products manufactured in our Taiwan manufacturing facility to our distribution facility in Olathe, Kansas, thereby adversely affecting our ability to supply new and existing products to our dealers and distributors.

Any future shut down of U.S. airspace or imposition of restrictions on general aviation could have a material adverse effect on our business and financial results.

Many of our products rely on the Global Positioning System.

The Global Positioning System is a satellite-based navigation and positioning system consisting of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites were originally designed to have lives of 7.5 years and are subject to damage by the hostile space environment in which they operate. However, of the current deployment of satellites in place, some have been operating for more than 12 years.

If a significant number of satellites were to become inoperable, unavailable or are not replaced, it would impair the current utility of our Global Positioning System products and would have a material negative effect on our business. In addition, there can be no assurance that the U.S. government will remain committed to the operation and maintenance of Global Positioning System satellites over a long period, or that the policies of the U.S. government that provide for the use of the Global Positioning System without charge and without accuracy degradation will remain unchanged. Because of the increasing commercial applications of the Global Positioning System, other U.S. government agencies may become involved in the administration or the regulation of the use of Global Positioning System signals. However, in a presidential policy statement issued in December 2004, the Bush administration indicated that the U.S. is committed to supporting and improving the Global Positioning System and will continue providing it free from direct user fees.

Some of our products also use signals from systems that augment GPS, such as the Wide Area Augmentation System (WAAS). WAAS is operated by the FAA. Any curtailment of the operating capability of WAAS could result in decreased user capability for many of our aviation products, thereby impacting our markets.

Any of the foregoing factors could affect the willingness of buyers of our products to select Global Positioning System-based products instead of products based on competing technologies.

Any reallocation or repurposing of radio frequency spectrum could cause harmful interference with the reception of Global Positioning System signals. This interference could harm our business.

Our Global Positioning System technology is dependent on the use of the Standard Positioning Service (SPS) provided by the U.S. Government's Global Positioning System satellites. The Global Positioning System operates in radio frequency bands that are globally allocated for radio navigation satellite services. International allocations of radio frequency are made by the International Telecommunications Union (ITU), a specialized technical agency of the United Nations. These allocations are further governed by radio regulations that have treaty status and which may be subject to modification every two to three years by the World Radio Communication Conference. Each country also has regulatory authority on how each band is used. In the United States, the Federal Communications Commission (FCC) and the National Telecommunications and Information Administration share responsibility for radio frequency allocations and spectrum usage regulations.

Any ITU or national reallocation of radio frequency spectrum, including frequency band segmentation or sharing of spectrum, or other modifications of the permitted uses of relevant frequency bands, may materially and adversely affect the utility and reliability of our products and have significant negative impacts on our business and our customers. For example, the FCC is currently considering a proposal by a private party, LightSquared, to repurpose spectrum adjacent to the GPS bands for terrestrial broadband wireless operations in metropolitan areas throughout the United States. If the FCC were to permit implementation of LightSquared's proposal as is, terrestrial broadband wireless operations would create harmful interference to GPS receivers within range of such operations.

Our business is subject to disruptions and uncertainties caused by war or terrorism.

Acts of war or acts of terrorism, especially any directed at the GPS signals, could have a material adverse impact on our business, operating results, and financial condition. The threat of terrorism and war and heightened security and military response to this threat, or any future acts of terrorism, may cause a redeployment of the satellites used in GPS or interruptions of the system. To the extent that such interruptions have an effect on sales of our products, this could have a material adverse effect on our business, results of operations, and financial condition.

We may be exposed to certain regulatory and financial risks related to climate change.

Climate change is receiving increasing attention worldwide. Some scientists, legislators and others attribute global warming to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions.

There are a number of pending legislative and regulatory proposals to address greenhouse gas emissions. For example, in June 2009 the U.S. House of Representatives passed the American Clean Energy and Security Act that would phase-in significant reductions in greenhouse gas emissions if enacted into law. The U.S. Senate is considering one or more different bills, and it is uncertain whether, when and in what form a federal mandatory carbon dioxide emissions reduction program may be adopted. Similarly, certain countries have adopted the Kyoto Protocol. These actions could increase costs associated with our operations, including costs for components used in the manufacture of our products and freight costs.

Because it is uncertain what laws and regulations will be enacted, we cannot predict the potential impact of such laws and regulations on our future consolidated financial condition, results of operations or cash flows.

Risks Relating to Our Shares

The volatility of our stock price could adversely affect investment in our common shares.

The market price of our common shares has been, and may continue to be, highly volatile. During 2010, the price of our common shares ranged from a low of $26.55 to a high of $39.94. A variety of factors could cause the price of our common shares to fluctuate, perhaps substantially, including:

- announcements and rumors of developments related to our business, our competitors, our suppliers or the markets in which we compete;
- quarterly fluctuations in our actual or anticipated operating results;
- the availability, pricing and timeliness of delivery of components, such as flash memory and liquid crystal displays, used in our products;
- general conditions in the worldwide economy, including fluctuations in interest rates;
- announcements of technological innovations;
- new products or product enhancements by us or our competitors;
- product obsolescence and our ability to manage product transitions;
- developments in patents or other intellectual property rights and litigation;
- developments in our relationships with our customers and suppliers;
- research reports or opinions issued by securities analysts or brokerage houses related to Garmin, our competitors, our suppliers or our customers; and
- any significant acts of terrorism against the United States, Taiwan or significant markets where we sell our products.

In addition, in recent years the stock market in general and the markets for shares of technology companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Any such fluctuations in the future could adversely affect the market price of our common shares.

Our officers and directors exert substantial influence over us.

As of January 14, 2011, members and former members of our Board of Directors and our executive officers, together with members of their families and entities that may be deemed affiliates of or related to such persons or entities, beneficially owned approximately 44.80% of our outstanding common shares. Accordingly, these shareholders may be able to determine the outcome of corporate actions requiring shareholder approval, such as mergers and acquisitions. This level of ownership may have a significant effect in delaying, deferring or preventing a change in control of Garmin and may adversely affect the voting and other rights of other holders of our common shares.

On June 27, 2010 we completed the redomestication of the place of our incorporation from the Cayman Islands to Switzerland (the "Redomestication"). As a result of increased shareholder approval requirements under Swiss law, we have less flexibility than we previously had as a Cayman Islands company with respect to certain aspects of capital management.

Swiss law allows our shareholders acting at a shareholders' meeting to authorize share capital that can be issued by the board of directors without approval of a shareholders' meeting, but this authorization is limited to 50% of the existing registered share capital and must be renewed by a shareholders' meeting every two years. Additionally, subject to specified exceptions, including the exceptions described in our articles of association, Swiss law grants preemptive rights to existing shareholders to subscribe for new issuances of shares and other securities. Swiss law does not provide as much flexibility as Cayman Islands law in the various terms that can attach to different classes of shares either. For example, while the board of directors of a Cayman Islands company can authorize the issuance of preferred stock without shareholder approval, we will not be able to issue preferred stock without the approval of 66 2/3% of the votes represented and a majority of the par value of the shares represented at a general meeting of our shareholders. Swiss law also reserves for approval by shareholders many corporate actions over which our board of directors previously had authority under Cayman Islands law. For example, dividends must be approved by shareholders at the general meeting of our shareholders.

The par value of our shares is higher following the Redomestication. As a result, we have less flexibility than we previously had as a Cayman Islands company with respect to certain aspects of capital management.

The par value of our shares is 10 Swiss francs per share, compared to a par value of $0.005 per share when we were a Cayman Islands company. Under Swiss law, we may not issue shares below par value. In the event we need to raise equity capital at a time when the trading price of our shares is below the par value of the shares, we will be unable to issue shares. In addition, we will not be able to issue options under our benefits plans with an exercise price below the par value, which would limit the flexibility of our compensation arrangements.

We are subject to various Swiss taxes following the Redomestication.

Although we do not expect Swiss taxes to materially affect our worldwide effective corporate tax rate, we are subject to additional corporate taxes in Switzerland following the Redomestication. Switzerland imposes a corporate federal income tax for holding companies at an effective tax rate of 7.83%, although we should be entitled to a "participation relief" that in most cases will effectively eliminate any Swiss taxation on the profits of our subsidiaries paid by them to us as dividends as well as on capital gains related to the sale of participations. We also are subject to a Swiss issuance stamp tax levied on our share issuances, other than in connection with qualifying restructurings, or increases of our equity at a rate of 1% of the fair market value of the issuance or increase. In addition, we are subject to some other Swiss indirect taxes (e.g., VAT, Swiss issuance stamp tax on certain debt instruments and Swiss securities transfer stamp tax).

We may not be able to make distributions or repurchase shares without subjecting you to Swiss withholding tax.

If we are unable to make distributions, if any, through a reduction of par value or to pay dividends, if any, out of qualifying capital contribution reserves, then any dividends paid by us will generally be subject to a Swiss federal withholding tax at a rate of 35%. The withholding tax must be withheld from the gross distribution and paid to the Swiss Federal Tax Administration. A U.S. holder that qualifies for benefits under the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting stock, or for a full refund in case of qualified pension funds). Payment of a capital distribution in the form of a par value reduction is not subject to Swiss withholding tax. However, there can be no assurance that our shareholders will approve a reduction in par value, that we will be able to meet the other legal requirements for a reduction in par value, or that Swiss withholding rules will not be changed in the future. In addition, over the long term, the amount of par value available for us to use for par value reductions will be limited. If we are unable to make a distribution through a reduction in par value or to pay a dividend out of qualifying capital contribution reserves, we may not be able to make distributions without subjecting you to Swiss withholding taxes.

Under Swiss tax law applicable until December 31, 2010, repurchases of shares for the purposes of capital reduction have been treated as a partial liquidation subject to 35% Swiss withholding tax on the difference between the par value and the repurchase price. On January 1, 2011, under Swiss laws the portion of the repurchase price that is attributed to the qualifying capital contribution reserves of the shares repurchased will not be subject to the Swiss withholding tax. We may follow a share repurchase process for future share repurchases, if any, similar to a "second trading line" on the Swiss Stock Exchange in which Swiss institutional investors buy shares on the open market and sell these shares to us and are generally able to receive a refund of the Swiss withholding tax. However, if we are unable to use this process successfully, we may not be able to repurchase shares for the purposes of capital reduction without subjecting you to Swiss withholding taxes.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following are the principal properties owned or leased by the Company and its subsidiaries:

Garmin International, Inc. and Garmin USA, Inc. occupy a facility of approximately 1,120,000 square feet on 42 acres in Olathe, Kansas, where the majority of product design and development work is conducted, the majority of aviation panel-mount products are manufactured and products are warehoused, distributed, and supported for North, Central and South America. Garmin's subsidiary, Garmin Realty, LLC also owns an additional 46 acres of land on the Olathe site for future expansion. In connection with the bond financings for the facility in Olathe and the previous expansion of that facility, the City of Olathe holds the legal title to the Olathe facility which is leased to Garmin's subsidiaries by the City. Upon the payment in full of the outstanding bonds, the City of Olathe is obligated to transfer title to Garmin's subsidiaries for the aggregate sum of $200. Garmin International, Inc. has purchased all the outstanding bonds and continues to hold the bonds until maturity in order to benefit from property tax abatement.

Garmin Corporation owns and occupies a 249,326 square foot facility in Sijhih, Taipei County, Taiwan, a 223,469 square foot facility in Jhongli, Tao-Yang County, Taiwan, and an approximately 580,000 square foot facility in LinKou, Tao-Yang County, Taiwan. In these three facilities Garmin Corporation manufactures all of Garmin's consumer and portable aviation products and warehouses, markets and supports products for the Pacific Rim countries.

Garmin AT, Inc. leases approximately 15 acres of land in Salem, Oregon under a ground lease. This ground lease expires in 2030 but Garmin AT has the option to extend the ground lease until 2050. Garmin AT, Inc. owns and occupies a 115,000 square foot facility for office, development and manufacturing use and a 33,000 square foot aircraft hangar, flight test and certification facility on this land. Garmin AT, Inc. also leases 43,870 square feet of office space in a separate Salem, OR building for Garmin's newly-opened West Coast customer support call center.

Garmin International, Inc. leases 148,320 square feet of land at New Century Airport in Gardner, Kansas under a ground lease which expires in 2026. Garmin International, Inc. owns and occupies a 47,254 square foot aircraft hangar, flight test and certification facility on this land which is used in development and certification of aviation products.

Garmin International, Inc. leases approximately 15,000 square feet of space at 669 North Michigan Avenue in Chicago, Illinois which is used as a retail store and showroom for Garmin products. This lease expires in November 2016.

Garmin International, Inc. also leases an additional: (i) 18,392 square feet of office space in Kansas City, Missouri for a call center operation; (ii) 48,625 square feet of office space in Olathe, Kansas for a call center operation; (iii) 24,748 square feet of aggregate office space in two buildings in Tempe, Arizona for software development; (iv) 18,500 square feet of office space in Chanhassan, MN for its Digital Cyclone subsidiary; (v) 8,183 square feet of office space in Diamond Bar, California for software development; (vi) 5,952 square feet of office space (and 17,536 square feet of land on which the premises sits) in Wichita, Kansas for aviation development and support; and (vii) 5,700 square feet in Newport, Oregon for the former Nautamatic (now TR-1) marine autopilot operations.

Garmin (Europe) Ltd. owns and occupies a 155,000 square foot building located in Totton, Southampton, England, used as offices and a distribution facility.

Item 3. Legal Proceedings

Ambato Media, LLC v. Clarion Co., Ltd., Clarion Corporation of America, Delphi Corporation, Fujitsu Limited, Fujitsu Ten Corporation of America, Garmin Ltd., Garmin International, Inc., Victor Company of Japan Ltd., JVC Americas Corporation, JVC Kenwood Holdings, Inc., J&K Car Electronics Corporation, LG Electronics, Inc., LG Electronics USA, Inc., MiTAC International Corporation, MiTAC Digital Corporation, Mio Technology USA Ltd., Navigon, Inc. Nextar Inc., Panasonic Corporation, Panasonic Corporation of North America, Pioneer Corporation, Pioneer Electronics (USA) Inc., Sanyo Electric Co., Ltd., Sanyo North America Corporation, Sanyo Electronic Device (U.S.A.) Corporation, TomTom N.V., TomTom International B.V., and TomTom, Inc.

On August 14, 2009, Ambato Media, LLC filed suit in the United States District Court for the Eastern District of Texas against Garmin Ltd. and Garmin International, Inc. along with several codefendants alleging infringement of U.S. Patent No. 5,432,542 ("the '542 patent"). On September 28, 2009, Garmin filed its Answer and Counterclaims asserting the '542 patent is invalid and not infringed. Although there can be no assurance that an unfavorable outcome of this litigation would not have a material adverse effect on our operating results, liquidity or financial position, Garmin believes that the claims are without merit and intends to vigorously defend this action.

Pioneer Corporation v. Garmin Deutschland GmbH, Garmin Ltd., Garmin International, Inc., Garmin (Europe Ltd. and Garmin Corporation

On October 9, 2009, Pioneer Corporation filed suit in the District Court in Düsseldorf, Germany against Garmin Deutschland GmbH, Garmin Ltd., Garmin International, Inc., Garmin Corporation and Garmin (Europe) Ltd. alleging infringement of European Patent No. 775 892 ("the '892 Patent") and European Patent No. 508 681 ("the'681 Patent"). Garmin has filed separate lawsuits in the German Federal Patent Court in Munich seeking declaratory judgments of invalidity of the '892 Patent and the '681 Patent. On January 11, 2011, the District Court in Düsseldorf issued decisions finding infringement of the '892 and '681 Patents. Garmin intends to appeal these decisions. Although there can be no assurance that an unfavorable outcome of this litigation would not have a material adverse effect on our operating results, liquidity or financial position, Garmin believes that the claims are without merit and intends to vigorously defend this action.

In the Matter of Certain Multimedia Display and Navigation Devices and Systems, Components Thereof, and Products Containing the Same.

On November 13, 2009, Pioneer Corporation and Pioneer Electronics (USA) Inc. (collectively, "Pioneer") filed a complaint with the United States International Trade Commission (the "Commission") against Garmin International, Inc., Garmin Corporation, and Honeywell International Inc. alleging violation of Section 337 of the Tariff Act of 1930 and infringement of U.S. Patent No. 5,365,448 ("the '448 patent"), U.S. Patent No. 6,122,592 ("the '592 patent"), and U.S. Patent No. 5,424,951 ("the '951 patent"). On January 12, 2010, Garmin filed its Answer asserting the '448 patent, the '592 patent, and the '951 patent are invalid and not infringed. A hearing was held from September 13-21, 2010. The parties completed their post-hearing briefing on October 14, 2010. On December 16, 2010, the Administrative Law Judge issued an Initial Determination concluding there is no violation of Section 337 and finding that the '448, '592, and '951 patents are not infringed. On January 5, 2011 Pioneer filed a petition for review of the claim construction and non-infringement holdings of the Initial Determination. Garmin awaits final confirmation of the Initial Determination by the Commission. Although there can be no assurance that an unfavorable outcome of this litigation would not have a material adverse effect on our operating results, liquidity or financial position, Garmin believes these claims are without merit and intends to vigorously defend this action.

Vehicle IP, LLC v. AT&T Mobility LLC, Cellco Partnership, Garmin International, Inc., Garmin USA, Inc., Networks in Motion, Inc., Telecommunication Systems, Inc., Telenav Inc., United Parcel Service, Inc., and UPS Logistics Technologies, Inc.

On December 31, 2009, Vehicle IP, LLC filed suit in the United States District Court for the District of Delaware against Garmin International, Inc. and Garmin USA, Inc. along with several codefendants alleging infringement of U.S. Patent No. 5,987,377 ("the '377 patent"). On March 11, 2010, Garmin filed its Answer and Counterclaims asserting the '377 patent is invalid and not infringed. Although there can be no assurance that an unfavorable outcome of this litigation would not have a material adverse effect on our operating results, liquidity or financial position, Garmin believes these claims are without merit and intends to vigorously defend this action.

Nazomi Communications, Inc. v. Nokia Corporation, Nokia Inc., Microsoft Corporation, Amazon.com, Inc., Western Digital Corporation, Western Digital Technologies, Inc., Garmin Ltd., Garmin Corporation, Garmin International, Inc., Garmin USA, Inc., Sling Media, Inc., VIZIO, Inc., and Iomega Corporation.

On February 8, 2010, Nazomi Communications, Inc. filed suit in the United States District Court for the Central District of California against Garmin Ltd., Garmin Corporation, Garmin International, Inc., and Garmin USA, Inc. along with several codefendants alleging infringement of U.S. Patent No. 7,080,362 ("the '362 patent") and U.S. Patent No. 7,225,436 ("the '436 patent"). Garmin believes the '362 patent and the '436 patent are not infringed. On April 27, 2010, ARM Ltd., the designer of the accused hardware, filed a Motion to Intervene and a Motion to Transfer the case to the Northern District of California. On June 21, 2010, the court granted ARM Ltd.'s motion to intervene. On October 14, 2010, the court granted ARM Ltd.'s renewed motion to transfer. Although there can be no assurance that an unfavorable outcome of this litigation would not have a material adverse effect on our operating results, liquidity or financial position, Garmin believes these claims are without merit and intends to vigorously defend this action.

Visteon Global Technologies, Inc. and Visteon Technologies LLC v. Garmin International, Inc.

On February 10, 2010, Visteon Global Technologies, Inc. and Visteon Technologies LLC filed suit in the United States District Court for the Eastern District of Michigan, Southern Division, against Garmin International, Inc. alleging infringement of U.S. Patent No. 5,544,060 ("the '060 patent"), U.S. Patent No. 5,654,892 ("the '892 patent"), U.S. Patent No. 5,832, 408 ("the '408 patent"), U.S. Patent No 5,987,375 ("the '375 patent") and U.S. Patent No 6,097,316 ("the '316 patent"). On May 17, 2010, Garmin filed its Answer asserting that each claim of the '060 patent, the '892 patent, the '408 patent and the '375 patent is not infringed and/or invalid. Although there can be no assurance that an unfavorable outcome of this litigation would not have a material adverse effect on our operating results, liquidity or financial position, Garmin believes that the claims in this lawsuit are without merit and intends to vigorously defend this action.

Bandspeed, Inc. v. Acer, Inc., Acer American Corporation, Belkin International, Inc., Belkin,Inc., Casio Computer Co., Ltd., Xasio Hitachi Mobile CommunicationsCo. Ltd., Xasio America, Inc., Dell Inc., Garmin International, Inc., Garmin USA, Inc., GN Netcom A/S, GN U.S. Inc. a/k/a GN Netcom Inc., Hewlett-Packard Company, Hewlett-Packard Development Company, L.P., HTC Corporation, HTC America, Inc., Huawei Technologies Co. Ltd., Kyocera Corporation, Kyocera International, Inc., Kyocera Communications, Inc., Kyocera Wireless Corporation, Lenovo

(United States), Inc., LG Electronics, Inc., LG Electronics U.S.A. Inc., LG Electronics Mobilecomm U.S.A. Inc., Motorola, Inc., Nokia Corporation, Nokia Inc., Pantech Wireless, Inc. Plantronics, inc., Research in Motion Ltd., Research in Motion Corporation, Samsung Telecommunications America, LLC, TomTom International B.V., TomTom, Inc., Toshiba Corporation, Toshiba America information Systems, Inc., and Toshiba America, Inc.

On June 30, 2010, Bandspeed, Inc. filed suit in the United States District Court for the Eastern District of Texas against 38 companies, including Garmin International, Inc. and Garmin USA, Inc. alleging infringement of U.S. Patent No 7,027,418 ("the '418 patent") and U.S. Patent No 7,670,614 ("the '614 patent"). Garmin believes that each claim of the '418 patent and the '614 patent is not infringed and/or invalid. On October 6, 2010, the defendants filed a Motion to Transfer Venue to the Western District of Texas and the parties await the court's ruling on this motion. Although there can be no assurance that an unfavorable outcome of this litigation would not have a material adverse effect on our operating results, liquidity or financial position, Garmin believes the claims in this lawsuit are without merit and intends to vigorously defend this action.

Tqranis IP LLC v. Garmin International, Inc., Universal Avionics Systems Corporation, Johnson Outdoors Marine Electronics, Inc., Johnson Outdoors Inc., Raymarine Inc., Raymarine UK Ltd., Navico, Inc., and Navico Holdings A.S.

On November 22, 2010, Taranis IP LLC filed suit in the United States District Court for the Northern District of Illinois against eight companies, including Garmin International, Inc., alleging infringement of U.S. Patent No. 5,995,903 ("the '903 patent"). Garmin believes that each claim of the '903 patent is not infringed and/or invalid. Although there can be no assurance that an unfavorable outcome of this litigation would not have a material adverse effect on our operating results, liquidity, or financial position, Garmin believes the claims in this lawsuit are without merit and intends to vigorously defend this action.

Triangle Software, LLC v. Garmin International, Inc., TomTom Inc., Volkswagen Group of America, Inc. and Westwood One, Inc.

On December 28, 2010, Triangle Software, LLC filed suit in the United States District Court for the Eastern District of Virginia against four companies, including Garmin International, Inc., alleging infringement of U.S. Patent No. 7,557,730 ("the '730 patent"), U.S. Patent No. 7,221,287 ("the '287 patent"), U.S. Patent No. 7,375,649 ("the '649 patent"), U.S. Patent No. 7,508,321 ("the '321 patent"), and U.S. Patent No. 7,702,452 ("the '452 patent"). Garmin believes that each claim of the '730, '287, '649, '321, and '452 patents is not infringed and/or invalid. Although there can be no assurance that an unfavorable outcome of this litigation would not have a material adverse effect on our operating results, liquidity, or financial position, Garmin believes the claims in this lawsuit are without merit and intends to vigorously defend this action.

In the Matter of Certain Semiconductor Chips and Products Containing Same

On December 1, 2010, Rambus Inc. filed a complaint with the United States International Trade Commission against 33 companies, including Garmin International, Inc., alleging infringement of U.S. Patent No. 6,470,405 ("the '405 patent"), U.S. Patent No. 6,591,353 ("the '353 patent"), U.S. Patent No. 7,287,109 ("the '109 patent"), U.S. Patent No. 7,602,857 ("the '857 patent"), U.S. Patent No. 7,602,858 ("the '858 patent"), and U.S. Patent No. 7,715,494 ("the '494 patent"). Garmin's semiconductor chip suppliers are also named in the complaint and Garmin believes these suppliers have indemnification obligations to defend Garmin in this matter. Garmin is preparing to file its Answer asserting the '405, '353, '109, '857, '858, and the '494 patents are invalid and/or not infringed. Although there can be no assurance that an unfavorable outcome of this litigation would not have a material adverse effect on our operating results, liquidity or financial position, Garmin believes these claims are without merit and intends to vigorously defend this action.

From time to time Garmin is involved in other legal actions arising in the ordinary course of our business. We believe that the ultimate outcome of these actions will not have a material adverse effect on our business, financial condition and results of operations.

Executive Officers of the Registrant

Pursuant to General Instruction G(3) of Form 10-K and instruction 3 to paragraph (b) of Item 401 of Regulation S-K, the following list is included as an unnumbered Item in Part I of this Annual Report on Form 10-K in lieu of being included in the Company's Definitive Proxy Statement in connection with its annual meeting of shareholders scheduled for June 3, 2011.

Dr. Min H. Kao, age 62, has served as Chairman of Garmin Ltd. since August 2004 and was previously Co-Chairman of Garmin Ltd. from August 2000 to August 2004. He has served as Chief Executive Officer of Garmin Ltd. since August 2002 and previously served as Co-Chief Executive Officer from August 2000 to August 2002. Dr. Kao has served as a director and officer of various subsidiaries of the Company since August 1990. Dr. Kao holds Ph.D. and MS degrees in Electrical Engineering from the University of Tennessee and a BS degree in Electrical Engineering from National Taiwan University.

Clifton A. Pemble, age 45, has served as a director of Garmin Ltd. since August 2004, and as President and Chief Operating Officer of Garmin Ltd. since October 2007. Mr. Pemble has served as a director and officer of various Garmin subsidiaries since August 2003. Previously, he was Vice President, Engineering of Garmin International, Inc. from 2005 to October 2007, Director of Engineering of Garmin International, Inc. from 2003 to 2005, and Software Engineering Manager of Garmin International, Inc. from 1995 to 2002 and a Software Engineer with Garmin International, Inc. from 1989 to 1995. Mr. Pemble holds BA degrees in Mathematics and Computer Science from MidAmerica Nazarene University.

Kevin S. Rauckman, age 48, has served as Chief Financial Officer and Treasurer of Garmin Ltd. since August 2000. He previously served as Director of Finance and Treasurer of Garmin International, Inc. since January 1999 and has served as a director and officer of various subsidiaries of the Company since April 2001. Mr. Rauckman holds BS and MBA degrees in Business from the University of Kansas.

Andrew R. Etkind, age 55, has served as Vice President, General Counsel and Secretary of Garmin Ltd. since June 2008. He was previously General Counsel and Secretary of Garmin Ltd. from August 2000 to June 2008. He has been Vice President and General Counsel of Garmin International, Inc. since July 2007, General Counsel since February 1998, and Secretary since October 1998. Mr. Etkind has served as a director and officer of various Garmin subsidiaries since December 2001. Mr. Etkind holds BA, MA and LLM degrees from Cambridge University, England and a JD degree from the University of Michigan Law School.

Brian J. Pokorny, age 47, has been Vice President, Operations of Garmin International, Inc. since 2005. Previously, he was Director of Operations of Garmin International, Inc. from 1997 to 2005 and Production Planning Manager of Garmin International, Inc. from 1995 to 1997. Mr. Pokorny holds a BS degree in Business Management and a MBA from the University of Nebraska - Lincoln and holds the professional certification of CPIM (Certified in Production and Inventory Management).

Danny J. Bartel, age 61, has been Vice President, Worldwide Sales of Garmin International, Inc. since 2006. Previously, he was Technical/Survey Sales Manager of Garmin International, Inc. from 1992 to 1993, Director, Europe, Middle East and Africa of Garmin (Europe) Ltd. from 1994 to 1999, and Director of Consumer Electronic Sales of Garmin International, Inc. from 1999 to 2006. He has been a director of Garmin (Europe) Ltd. since July 2004. Mr. Bartel holds a BS in Electrical Engineering from South Dakota State University and a BA in Management from Central Michigan University.

Gary V. Kelley, age 64, has been Vice President, Marketing of Garmin International, Inc. since 2005. Previously, he was Director of Marketing of Garmin International, Inc. from 1992 to 2005. He has also been Director of Marketing of Garmin USA, Inc. since January 2002. Mr. Kelley was a director of Garmin (Europe) Ltd. from 1993 to 2004. Mr. Kelley holds a BBA degree from Baker University. He also holds a commercial pilot license with instrument and flight instructor ratings.

All executive officers are elected by and serve at the discretion of the Company's Board of Directors. None of the executive officers has an employment agreement with the Company. There are no arrangements or understandings between the executive officers and any other person pursuant to which he or she was or is to be selected as an officer. There is no family relationship among any of the executive officers. Dr. Min H. Kao is the brother of Ruey-Jeng Kao, who is a supervisor of Garmin Corporation, Garmin's Taiwan subsidiary, who serves as an ex-officio member of Garmin Corporation's Board of Directors.

PART II

Item 5. Market for the Company's Common Shares, Related Shareholder Matters and Issuer Purchases of Equity Securities

Garmin's common shares have traded on the Nasdaq National Market under the symbol "GRMN" since its initial public offering on December 8, 2000 (the "IPO"). As of February 17, 2011, there were 284 shareholders of record.

The range of high and low closing sales prices of Garmin's common shares as reported on the Nasdaq Stock Market for each fiscal quarter of fiscal years 2010 and 2009 was as follows:

	Year Ended			
	December 25, 2010		December 26, 2009	
	High	Low	High	Low
First Quarter	$39.94	$30.70	$23.48	$15.17
Second Quarter	$39.14	$31.22	$25.99	$19.74
Third Quarter	$31.60	$26.55	$37.23	$22.67
Fourth Quarter	$34.00	$28.52	$39.58	$26.84

The Board of Directors declared a cash dividend of $1.50 per common share to shareholders of record on April 15, 2010 which was paid on April 30, 2010. The Board of Directors declared a cash dividend of $0.75 per common share to shareholders of record on December 1, 2009 which was paid on December 15, 2009. Garmin currently expects to pay a cash dividend in 2011. The decision whether to pay a dividend and the amount of the dividend will be voted on by the Company's shareholders as required by Swiss law. The Board of Directors will make a recommendation closer to the payment date based on the Company's cash balance, cash requirements and cash flow generation.

The Board of Directors approved a share repurchase program on February 12, 2010, authorizing the Company to repurchase up to $300 million of the Company's shares as market and business conditions warrant. This share repurchase authorization expires on December 31, 2011. No shares were repurchased under the plan during the fourth quarter of 2010.

We refer you to Item 12 of this report under the caption "Equity Compensation Plan Information" for certain equity plan information required to be disclosed by Item 201(d) of Regulation S-K.

Stock Performance Graph

This performance graph shall not be deemed "filed" with the SEC or subject to Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any of our filings under the Securities Act of 1933, as amended.

The following graph illustrates the cumulative total shareholder return (rounded to the nearest whole dollar) of Garmin common shares during the period from December 31, 2005 through December 31, 2010, and compares it to the cumulative total return on the NASDAQ Composite Index and the NASDAQ 100 Index. Garmin is one of the constituent companies of the NASDAQ 100 Index. The comparison assumes a $100 investment on

December 31, 2005, in Garmin common shares and in each of the foregoing indexes and assumes reinvestment of dividends.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Garmin Ltd., the NASDAQ Composite Index
and the NASDAQ 100 Index
$350
$300
$250
$200
$150
$100
$50
$0
12/05
12/06
12/07
12/08
12/09
12/10
Garmin Ltd.
NASDAQ Composite
NASDAQ 100

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/05	12/06	12/07	12/08	12/09	12/10
Garmin Ltd.	100.00	169.45	297.51	61.39	100.69	105.83
NASDAQ Composite	100.00	111.74	124.67	73.77	107.12	125.93
NASDAQ 100	100.00	110.76	133.59	80.41	122.45	140.69

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data of the Company. The selected consolidated balance sheet data as of December 25, 2010 and December 26, 2009 and the selected consolidated statement of income data for the years ended December 25, 2010, December 26, 2009, and December 27, 2008 were derived from the Company's audited consolidated financial statements and the related notes thereto which are included in Item 8 of this annual report on Form 10-K. The selected consolidated balance sheet data as of December 27, 2008, December 29, 2007, and December 30, 2006 and the selected consolidated statement of income data for the years ended December 29, 2007 and December 30, 2006 were derived from the Company's audited consolidated financial statements, not included herein.

The information set forth below is not necessarily indicative of the results of future operations and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to those statements included in Items 7 and 8 in Part II of this Form 10-K.

	Years ended (1)				
	Dec. 25, 2010	Dec. 26, 2009	Dec. 27, 2008	Dec. 29, 2007	Dec. 30, 2006
	(in thousands, except per share data)				
Consolidated Statements of Income Data:					
Net sales	$ 2,689,911	$ 2,946,440	$ 3,494,077	$3,180,319	$1,774,000
Cost of goods sold	1,343,537	1,502,329	1,940,562	1,717,064	891,614
Gross profit	1,346,374	1,444,111	1,553,515	1,463,255	882,386
Operating expenses:					
Advertising expense	144,613	155,521	208,177	206,948	114,749
Selling, general and administrative	287,824	264,202	277,212	189,550	99,764
Research and development	277,261	238,378	206,109	159,406	113,314
Total operating expenses	709,698	658,101	691,498	555,904	327,827
Operating income	636,676	786,010	862,017	907,351	554,559
Other income/(expense), net (2), (3), (4)	(59,404)	22,641	52,349	70,922	39,995
Income before income taxes	577,272	808,651	914,366	978,273	594,554
Income tax provision/(benefit) (5)	(7,331)	104,701	181,518	123,262	80,431
Net income	$584,603	$703,950	$732,848	$855,011	$514,123
Net income per share: (6)					
Basic	$2.97	$3.51	$3.51	$3.95	$2.38
Diluted	$2.95	$3.50	$3.48	$3.89	$2.35
Weighted average common shares outstanding: (6)					
Basic	196,979	200,395	208,993	216,524	216,340
Diluted	198,009	201,161	210,680	219,875	218,845
Cash dividends per share (6)	$1.50	$0.75	$0.75	$0.75	$0.50
Balance Sheet Data (at end of Period):					
Cash and cash equivalents	$1,260,936	$1,091,581	$696,335	$707,689	$337,321
Marketable securities	801,819	766,047	274,895	424,505	480,876
Total assets	3,988,688	3,828,082	2,934,421	3,291,460	1,897,020
Total debt	-	-	-	-	248
Total stockholders' equity	3,049,562	2,836,447	2,225,854	2,350,614	1,557,899

(1) Our fiscal year-end is the last Saturday of the calendar year and does not always fall on December 31. All years presented contain 52 weeks.

(2) Other income/(expense), net mainly consists of gain and/or loss on sale of equity securities, interest income, interest expense, and foreign currency gain (loss)

(3) Includes $23.0 million and $0.6 million for foreign currency gains in 2007 and 2006 respectively, and $88.4 million, $6.0 million and $35.3 million for foreign currency losses in 2010, 2009 and 2008 respectively.

(4) Includes a $72.4 million gain on sale of equity securities primarily related to the sale of our equity interest in Tele Atlas N.V. and related foreign currency exchange effects in 2008.

(5) Includes a $98.7 million one-time income tax reserve release of uncertain tax position reserves from 2006 to 2008 related to our settlement with the IRS in the US, partially offset by the amount of the settlement for the 2007 tax year in the US and Taiwan surtax expense due to the release of reserves.

(6) All prior period common stock and applicable share and per share amounts have been retroactively adjusted to reflect a 2-for-1 split of the Company's common stock effective August 15, 2006.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations focuses on and is intended to clarify the results of our operations, certain changes in our financial position, liquidity, capital structure and business developments for the periods covered by the consolidated financial statements included in this Form 10-K. This discussion should be read in conjunction with, and is qualified by reference to, the other related information including, but not limited to, the audited consolidated financial statements (including the notes thereto), the description of our business, all as set forth in this Form 10-K, as well as the risk factors discussed above in Item 1A.

As previously noted, the discussion set forth below, as well as other portions of this Form 10-K, contain statements concerning potential future events. Readers can identify these forward-looking statements by their use of such verbs as "expects," "anticipates," "believes" or similar verbs or conjugations of such verbs. If any of our assumptions on which the statements are based prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those discussed above in Item 1A. Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. We do not undertake to update any forward-looking statements in this Form 10-K.

Garmin's fiscal year is a 52-53 week period ending on the last Saturday of the calendar year. Fiscal years 2010, 2009, and 2008 contained 52 weeks. Unless otherwise stated, all years and dates refer to the Company's fiscal year and fiscal periods. Unless the context otherwise requires, references in this document to "we," "us," "our" and similar terms refer to Garmin Ltd. and its subsidiaries.

Unless otherwise indicated, dollar amounts set forth in the tables are in thousands, except per share data.

Overview

We are a leading worldwide provider of navigation, communications and information devices, most of which are enabled by Global Positioning System, or GPS, technology. We operate in four business segments, which serve the marine, outdoor/fitness, automotive/mobile, and aviation markets. Our segments offer products through our network of subsidiary distributors and independent dealers and distributors. However, the nature of products and types of customers for the four segments can vary significantly. As such, the segments are managed separately. Our portable GPS receivers and accessories for marine, recreation/fitness and automotive/mobile segments are sold primarily to retail outlets. Our aviation products are portable and panel-mount avionics for Visual Flight Rules and Instrument Flight Rules navigation and are sold primarily to retail outlets and certain aircraft manufacturers.

Since our first products were delivered in 1991, we have generated positive income from operations each year and have funded our growth from these profits. Our sales have increased at a compounded annual growth rate of 11% since 2006 and our net income has increased at a compounded annual growth rate of 3% since 2006. The vast majority of this growth has been organic; only a very small amount of new revenue occurred as a result of the acquisition of Dynastream Innovations Inc. in 2006, Digital Cyclone, Inc. and the assets of Nautamatic Marine Systems, Inc. in 2007, eleven European distributors between 2007 and 2010, and MetriGear, Inc. in 2010. These acquisitions had no significant impact on net income for those years.

Since our principal locations are in the United States, Taiwan and the U.K., we experience some foreign currency fluctuations in our operating results. The table below provides a listing of our functional currency by subsidiary excluding the European subsidiaries that utilize the Euro.

Garmin (Europe) Ltd	US Dollar
Garmin Corporation	Taiwan Dollar
Garmin International	US Dollar
Garmin Norge	Norwegian Kroner
Dynastream Innovations	Canadian Dollar
Garmin Danmark	Danish Krone
Garmin Sweden	Swedish Brona
Garmin Australasia	Australian Dollar
Garmin Polska	Polish Zloty
Garmin Japan	Japanese Yen
Garmin China	Chinese Renminbi

Approximately 77% of sales by our European subsidiaries are now denominated in British Pounds Sterling or the Euro. We experienced ($88.4) million, ($6.0) million, and ($35.3) million in foreign currency losses during fiscal years 2010, 2009, and 2008, respectively. The 2008 foreign currency loss includes a realized gain of $21.5 million due to the strengthening of the Euro between the date we purchased shares in Tele Atlas N.V. in October 2007 and the tender of shares in February, March, and June 2008. To date, we have not entered into hedging transactions related to any currency, and we do not currently plan to utilize hedging transactions in the future.

Critical Accounting Policies and Estimates

General

Garmin's discussion and analysis of its financial condition and results of operations are based upon Garmin's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The presentation of these financial statements requires Garmin to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Garmin evaluates its estimates, including those related to customer sales programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, and contingencies and litigation. Garmin bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Garmin recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable. For the large majority of Garmin's sales, these criteria are met once product has shipped and title and risk of loss have transferred to the customer. The Company recognizes revenue from the sale of hardware products and software bundled with hardware that is essential to the functionality of the hardware in accordance with general revenue recognition accounting guidance. The Company recognizes revenue in accordance with industry specific software accounting guidance for standalone sales of software products and sales of software bundled with hardware not essential to the functionality of the hardware. The Company generally does not offer specified or unspecified upgrade rights to its customers in connection with software sales.

Garmin introduced nüMaps Lifetime™ in January 2009, which is a single fee program that, subject to the program's terms and conditions, enables customers to download the latest map and point of interest information every quarter for the useful life of their PND. The revenue and associated cost of royalties for sales of nüMaps

Lifetime™ products are deferred at the time of sale and recognized ratably on a straight-line basis over the currently estimated 36-month life of the products.

For multiple-element arrangements that include tangible products that contain software essential to the tangible product's functionality and undelivered software elements that relate to the tangible product's essential software, the Company allocates revenue to all deliverables based on their relative selling prices. In such circumstances, the accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows: (i) vendor-specific objective evidence of fair value ("VSOE"), (ii) third-party evidence of selling price ("TPE"), and (iii) best estimate of the selling price ("ESP"). VSOE generally exists only when the Company sells the deliverable separately and is the price actually charged by the Company for that deliverable. In addition to the products listed below, the Company has offered certain other products that involve multiple-element arrangements that are immaterial.

In 2010, Garmin began offering PNDs with lifetime map updates (LMU) bundled in the original purchase price. Similar to nüMaps Lifetime™ which was introduced in January 2009, this enables customers to download the latest map and point of interest information every quarter for the useful life of their PND. The Company has identified two deliverables contained in arrangements involving the sale of PNDs including LMU. The first deliverable is the hardware and software essential to the functionality of the hardware device delivered at the time of sale, and the second deliverable is the LMU. The Company has allocated revenue between these two deliverables using the relative selling price method determined primarily using VSOE. Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale provided the other conditions for revenue recognition have been met. Amounts allocated to the LMU are deferred and recognized on a straight-line basis over the estimated 36-month life of the products.

In addition, Garmin offers PNDs with premium traffic bundled in the original purchase price in the European market. The Company has identified two deliverables contained in arrangements involving the sale of PNDs including premium traffic. The first deliverable is the hardware and software essential to the functionality of the hardware device delivered at the time of sale, and the second deliverable is the premium traffic service. The Company has allocated revenue between these two deliverables using the relative selling price method determined using VSOE. Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale provided the other conditions for revenue recognition have been met. Amounts allocated to the premium traffic service are deferred and recognized on a straight-line basis over the estimated 36-month life of the products.

In 2009, Garmin introduced the nüvi 1690, a premium PND with a built-in wireless module that lets customers access Garmin's nüLink!™ service, which provides direct links to certain online information. The Company has identified two deliverables contained in arrangements involving the sale of the nüvi 1690. The first deliverable is the hardware and software essential to the functionality of the hardware device delivered at the time of sale, and the second deliverable is the nüLink service. The Company has allocated revenue between these two deliverables using the relative selling price method determined using VSOE. Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale provided the other conditions for revenue recognition have been met. Amounts allocated to the nüLink services are deferred and recognized on a straight-line basis over the 24-month life of the service.

Garmin records estimated reductions to revenue for customer sales programs returns and incentive offerings including rebates, price protection (product discounts offered to retailers to assist in clearing older products from their inventories in advance of new product releases), promotions and other volume-based incentives. The reductions to revenue are based on estimates and judgments using historical experience and expectation of future conditions. Changes in these estimates could negatively affect Garmin's operating results. These incentives are reviewed periodically and, with the exceptions of price protection and certain other promotions, are accrued for on a percentage of sales basis. If market conditions were to decline, Garmin may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Garmin records reductions to revenue for expected future product returns based on Garmin's historical experience.

Trade Accounts Receivable

We sell our products to retailers, wholesalers, and other customers and extend credit based on our evaluation of the customer's financial condition. Potential losses on receivables are dependent on each individual customer's financial condition. We carry our trade accounts receivable at net realizable value. Typically, our accounts receivable are collected within 80 days and do not bear interest. We monitor our exposure to losses on receivables and maintain allowances for potential losses or adjustments. We determine these allowances by (1) evaluating the aging of our receivables; and (2) reviewing our high-risk customers. Past due receivable balances are written off when our internal collection efforts have been unsuccessful in collecting the amount due.

Warranties

Garmin's products are generally covered by a warranty for periods ranging from one to three years. Garmin accrues a warranty reserve for estimated costs to provide warranty services. Garmin's estimate of costs to service its warranty obligations is based on historical experience and expectation of future conditions. To the extent Garmin experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase, resulting in decreased gross profit.

Inventory

Garmin writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Investments

Investments are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in stockholders' equity. Investment income is recorded when earned, and capital gains and losses are recognized when investments are sold. Fair value of investments in auction rate securities are determined using third party estimates which followed an income approach valuation methodology. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, a capital loss is recognized at the date of determination.

Testing for impairment of investments requires significant management judgment. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value is other than temporary are the key judgment elements. The discovery of new information and the passage of time can significantly change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment adjustments are made at that time. The economic environment and volatility of securities markets increase the difficulty of determining fair value and assessing investment impairment.

Income Taxes

Garmin provides deferred tax assets and liabilities based on the difference between the tax basis of assets and liabilities and their carrying amount for financial reporting purposes as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. It is Garmin's policy to record a valuation allowance to reduce its deferred tax assets to an amount that it believes is more likely than not to be realized. While Garmin has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event Garmin were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination is made. Likewise, should Garmin determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination is made.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Stock Based Compensation

Garmin awards stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs") and/or performance shares each year as part of Garmin's compensation package for employees. Employees with certain levels of responsibility within Garmin are eligible for stock options, SAR grants, RSU grants and/or performance shares but the granting of options, SARs, RSUs and/or performance shares is at the discretion of the Compensation Committee of the Board of Directors and is not a contractual obligation.

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating expected dividends. In addition, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense could be impacted. Stock compensation plans are discussed in detail in Note 9 of the Notes to Consolidated Financial Statements.

Accounting Terms and Characteristics

Net Sales

Our net sales are primarily generated through sales to our global dealer and distributor network and to original equipment manufacturers. Refer to the Revenue Recognition discussion above. Our sales are largely of a consumer nature; therefore backlog levels are not necessarily indicative of our future sales results. We aim to achieve a quick turnaround on orders we receive, and we typically ship most orders within 72 hours.

Net sales are subject to seasonal fluctuation. Typically, sales of our consumer products are highest in the second quarter, due to increased demand during the spring and summer season, and in the fourth quarter, due to increased demand during the holiday buying season. Our aviation products do not experience much seasonal variation, but are more influenced by the timing of the release of new products when the initial demand is typically the strongest.

Cost of Sales/Gross Profit

Raw material costs are our most significant component of cost of goods sold. In 2010, gross margin for our automotive/mobile segment declined 160 basis points as the average selling price declines outpaced raw material price declines. In addition, the deferral of high margin revenue and the related costs increased significantly as the product mix shifted toward products bundled with lifetime maps. See Note 2 for further information. This was partially offset by a positive refinement in the warranty reserve. In 2009, gross margin for our automotive/mobile segment increased 350 basis points as benefits from raw material price declines and operating efficiencies exceeded the average selling price decline. In 2008, gross margin for our automotive/mobile segment declined 310 basis points as the average selling price continued to decline and we experienced further shift in product mix to lower-margin product groups. These impacts were somewhat offset by raw material price declines, most significantly flash memory. Gross margins for the aviation, marine, and outdoor/fitness segments are more stable. Our long-term gross margin targets are 65%, 55% and 55%, respectively, for these segments.

Our existing practice of performing the design and manufacture of our products in-house has enabled us to utilize alternative lower cost components from different suppliers and, where possible, to redesign our products to permit us to use these lower cost components. We believe that because of our practice of performing the design, manufacture and marketing of our products in-house, our Sijhih, Jhongli, and Lin-Kou manufacturing plants in Taiwan, our Olathe, Kansas, and Salem, Oregon manufacturing plants have experienced relatively low costs of manufacturing. In general, products manufactured in Taiwan have been our highest volume products. Our manufacturing labor costs historically have been lower in Taiwan than in Olathe and Salem.

Sales price variability has had and can be expected to have an effect on our gross profit. In the past, prices of our devices sold into the automotive/mobile market have declined due to market pressures and introduction of new products sold at lower price points. The average selling prices of our aviation, outdoor/fitness, and marine products have been stable due to product mix and the introduction of more advanced products sold at higher prices. The effect of the sales price differences inherent within the mix of GPS-enabled products sold could have a significant impact on our gross profit.

Advertising Expense

Our advertising expenses consist of costs for both media advertising and cooperative advertising with our retail partners. As revenues grew in 2008, advertising expense also increased. In 2009-2010, we reduced our advertising expense as revenues declined and the public became more aware of GPS technology. The reduction did not have a negative impact on our market share. We expect advertising costs to decrease in 2011 as revenues decline.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of:

- salaries for sales and marketing personnel;
- salaries and related costs for executives and administrative personnel;
- marketing, and other brand building costs;
- accounting and legal costs;
- information systems and infrastructure costs;
- travel and related costs; and
- occupancy and other overhead costs.

Selling, general and administrative expenses increased in 2010 due to legal costs, fees associated with the Swiss redomestication, and growth in product support and information technology to support our growing installed base of users. Due to the economic pressure on our consumer-oriented business, we decreased selling, general and administrative expenses in 2009. As revenues grew in 2008, selling, general and administrative expenses increased. We expect selling, general and administrative costs, excluding advertising, to be stable or decline slightly in 2011 as revenues decline.

Research and Development

The majority of our research and development costs represent salaries for our engineers, costs for high technology components and costs of test equipment used in product and prototype development. Approximately 87% of the research and development of our products is performed in North America. The remainder of our research and development activities is performed primarily by our Taiwan engineering group.

We are committed to increasing the level of innovative design and development of new products as we strive for expanded ability to serve our existing consumer and aviation markets as well as new markets for GPS-enabled devices. We expect our research and development budget in absolute terms to be stable in 2011.

Customers

Our top ten customers have contributed between 34% and 36% of net sales since 2008. We have experienced average sales days in our customer accounts receivable of between 70 and 78 days since 2008. We have experienced an increase in the level of customer accounts receivable days due to changes in product mix, longer payment terms, and macroeconomic conditions. We expect to reduce the level of customer accounts receivable days as we negotiate shorter payment terms with our customers.

Income Taxes

We have experienced a relatively low effective corporate tax rate due to the proportion of our revenue generated by entities in tax jurisdictions with low statutory rates. In particular, the profit entitlement afforded our Swiss-based companies based on their intellectual property rights ownership of our consumer products along with substantial tax incentives offered by the Taiwanese government on certain high-technology capital investments have continued to reduce our tax rate. As a result, our consolidated effective tax rate was approximately (1.3%) during 2010. The negative rate was due to the impact of one-time items booked in 2010. The one-time items of ($98.7) million include the release of uncertain tax position reserves from 2006 to 2008 related to our settlement with the IRS in the US, partially offset by the amount of the settlement for the 2007 tax year in the US and Taiwan surtax expense due to the release of reserves. Without one-time items, we would have reported an effective tax rate of 15.8% for 2010 compared to 12.9% for 2009. This increase resulted from an unfavorable mix of taxable income among the tax jurisdictions in which the Company operates. We have taken advantage of the tax benefit in Taiwan since our inception and we expect to continue to benefit from lower effective tax rates at least through 2015. Management believes that due to lower operating margins predicted for fiscal 2011, there may be slightly less revenue recognized by entities in lower tax rate jurisdictions. Therefore, the effective tax rate for fiscal 2011 is expected to be higher than fiscal 2010. The actual effective tax rate will be dependent upon the operating margins, production volume, additional capital investments made during fiscal 2011, and the composition of our earnings.

Results of Operations

The following table sets forth our results of operations as a percentage of net sales during the periods shown:

	Fiscal Years Ended		
	Dec. 25, 2010	Dec. 26, 2009	Dec. 27, 2008
Net sales	100%	100%	100%
Cost of goods sold	50%	51%	55%
Gross profit	50%	49%	45%
Operating expenses:			
Advertising	5%	5%	6%
Selling, general and administrative	11%	9%	8%
Research and development	10%	8%	6%
Total operating expenses	26%	22%	20%
Operating income	24%	27%	25%
Other income / (expense) , net	-2%	0%	1%
Income before income taxes	22%	27%	26%
Provision for income taxes	0%	3%	5%
Net income	22%	24%	21%

The following table sets forth our results of operations through income before income taxes for each of our four segments during the period shown. For each line item in the table the total of the segments' amounts equals the amount in the consolidated statements of income data included in Item 6.

Fiscal year ended December 25, 2010	Outdoor/ Fitness	Marine	Automotive/ Mobile	Aviation
Net sales	$559,592	$198,860	$1,668,939	$262,520
Cost of goods sold	195,136	74,212	995,986	78,203
Gross profit	364,456	124,648	672,953	184,317
Advertising	24,485	9,834	106,950	3,344
Selling, general and administrative expenses	58,313	23,497	188,799	17,215
Research and development	30,633	23,854	131,290	91,484
Total expenses	113,431	57,185	427,039	112,043
Operating income	251,025	67,463	245,914	72,274
Other income / (expense), net	(13,553)	(5,032)	(40,027)	(792)
Income before income taxes	$237,472	$62,431	$205,887	$71,482

Fiscal year ended December 26, 2009	Outdoor/ Fitness	Marine	Automotive/ Mobile	Aviation
Net sales	$468,924	$177,644	$2,054,127	$245,745
Cost of goods sold	162,082	72,429	1,192,227	75,591
Gross profit	306,842	105,215	861,900	170,154
Advertising	23,262	9,682	118,713	3,864
Selling, general and administrative expenses	47,799	18,177	172,473	25,753
Research and development	23,776	21,448	110,907	82,247
Total expenses	94,837	49,307	402,093	111,864
Operating income	212,005	55,908	459,807	58,290
Other income / (expense), net	(5,963)	1,522	28,777	(1,695)
Income before income taxes	$206,042	$57,430	$488,584	$56,595

Fiscal year ended December 27, 2008	Outdoor/ Fitness	Marine	Automotive/ Mobile	Aviation
Net sales	$427,783	$204,477	$2,538,411	$323,406
Cost of goods sold	181,037	93,052	1,560,816	105,657
Gross profit	246,746	111,425	977,595	217,749
Advertising	27,932	14,532	160,926	4,787
Selling, general and administrative expenses	32,800	17,536	206,954	19,922
Research and development	25,419	19,374	85,610	75,706
Total expenses	86,151	51,442	453,490	100,415
Operating income	160,595	59,983	524,105	117,334
Other income / (expense), net	5,391	3,921	41,634	1,403
Income before income taxes	$165,986	$63,904	$565,739	$118,737

Comparison of 52-Weeks Ended December 25, 2010 and December 26, 2009

Net Sales

	52-weeks ended December 25, 2010		52-weeks ended December 26, 2009		Year over Year	
	Net Sales	% of Revenues	Net Sales	% of Revenues	$ Change	% Change
Outdoor/Fitness	$559,592	21%	$468,924	16%	$90,668	19%
Marine	198,860	7%	177,644	6%	21,216	12%
Automotive/Mobile	1,668,939	62%	2,054,127	70%	(385,188)	-19%
Aviation	262,520	10%	245,745	8%	16,775	7%
Total	$2,689,911	100%	$2,946,440	100%	($256,529)	-9%

Net sales decreased 9% in 2010 when compared to the year-ago period. The decrease occurred in automotive/mobile and was partially offset by revenue growth in outdoor/fitness, marine and aviation. The outdoor/fitness segment experienced the greatest increase at 19%. Automotive/mobile revenue remains the largest portion of our revenue mix, but declined from 70% in 2009 to 62% in 2010.

Total unit sales decreased 4% to 16.0 million units in 2010 from 16.6 million units in 2009. The declining unit sales volume in 2010 was attributable to a decline in automotive/mobile units due to increased saturation in the segment and competing technologies partially offset by increasing volumes in the outdoor/fitness, marine and aviation segments.

Automotive/mobile segment revenue declined 19% in 2010, as the average selling price and volumes declined 11% and 9%, respectively. Outdoor/fitness segment revenue increased 19% on the strength of recent product introductions that expand the addressable market and ongoing global penetration. Marine revenues increased 12% due to product introductions, slight industry recovery and market share gains. Aviation revenues increased 7% as the Company delivered into additional cockpits and the retrofit business began to recover.

The Company anticipates ongoing revenue declines in 2011 driven by the automotive/mobile segment with partially offsetting growth in the outdoor/fitness, aviation and marine segments. In general, management believes that continuous innovation and the introduction of new products are essential for future revenue growth.

Cost of Goods Sold

	52-weeks ended December 25, 2010		52-weeks ended December 26, 2009		Year over Year	
	Cost of Goods	% of Revenues	Cost of Goods	% of Revenues	$ Change	% Change
Outdoor/Fitness	$195,136	35%	$162,082	35%	$33,054	20%
Marine	$74,212	37%	$72,429	41%	1,783	2%
Automotive/Mobile	$995,986	60%	$1,192,227	58%	(196,241)	-16%
Aviation	$78,203	30%	$75,591	31%	2,612	3%
Total	$1,343,537	50%	$1,502,329	51%	($158,792)	-11%

Cost of goods sold decreased 11% in 2010 when compared to the year-ago period which was generally consistent with the change in revenue. The absolute dollar decrease occurred in automotive/mobile and was partially offset by cost of goods increases in outdoor/fitness, marine and aviation. Cost of goods sold in 2010 was positively impacted by 160 basis points due to a $42.8 million warranty adjustment related to refinement in the estimated warranty reserve. This adjustment impacted all segments with automotive/mobile, outdoor/fitness and marine having the largest benefits. Cost per unit declined in all segments driving stable to improving margins in outdoor/fitness, marine and aviation.

Management believes that cost of goods sold as a percentage of sales will be stable in 2011 given current component pricing.

Gross Profit

	52-weeks ended December 25, 2010		52-weeks ended December 26, 2009		Year over Year	
	Gross Profit	% of Revenues	Gross Profit	% of Revenues	$ Change	% Change
Outdoor/Fitness	$364,456	65%	$306,842	65%	$57,614	19%
Marine	124,648	63%	105,215	59%	19,433	18%
Automotive/Mobile	672,953	40%	861,900	42%	(188,947)	-22%
Aviation	184,317	70%	170,154	69%	14,163	8%
Total	$1,346,374	50%	$1,444,111	49%	($97,737)	-7%

Gross profit dollars in 2010 decreased 7% while gross profit margin percentage increased 110 basis points compared to 2009. Gross profit margins were stable to increasing in all segments excluding the automotive/mobile segment when compared to 2009.

The automotive/mobile segment gross profit margin percentage decrease of 160 basis points was driven by an 11% decrease in average selling price which was only partially offset by a decline in per unit costs including the warranty benefit. Gross profit dollars of the automotive/mobile segment declined to 50% of total gross profit dollars from 60% in 2009. Gross profit dollars for marine increased 18% compared to 2009 due to product mix shifting toward higher margin units. Gross profit dollars for outdoor/fitness increased by 19% to $364.5 million due to strong revenue growth in the segment.

Management believes that total company gross margins will be stable in 2011 as growth occurs in segments with higher margin profiles offsetting continued margin pressure in the automotive/mobile segment due to price declines.

Advertising Expenses

	52-weeks ended December 25, 2010		52-weeks ended December 26, 2009		Year over Year	
	Advertising Expense	% of Revenues	Advertising Expense	% of Revenues	$ Change	% Change
Outdoor/Fitness	$24,485	4%	$23,262	5%	$1,223	5%
Marine	9,834	5%	9,682	5%	152	2%
Automotive/Mobile	106,950	6%	118,713	6%	(11,763)	-10%
Aviation	3,344	1%	3,864	2%	(520)	-13%
Total	$144,613	5%	$155,521	5%	($10,908)	-7%

Advertising expense decreased 7% in absolute dollars and was flat as a percentage of revenues when compared to 2009. As a percent of revenues, advertising expenses were 5% in both 2010 and 2009. The absolute dollar decrease occurred primarily in the automotive/mobile segment due to reduced cooperative advertising paid to our retail partners partially offset by mobile handset specific advertising. Further offsetting the decline was increased advertising for outdoor/fitness where we continue to invest for growth.

Management expects to maintain advertising as a percentage of sales constant in 2011.

Selling, General and Administrative Expenses

	52-weeks ended December 25, 2010		52-weeks ended December 26, 2009		Year over Year	
	Selling, General & Admin. Expenses	% of Revenues	Selling, General & Admin. Expenses	% of Revenues	$ Change	% Change
Outdoor/Fitness	$58,313	10%	$47,799	10%	$10,514	22%
Marine	23,497	12%	18,177	10%	5,320	29%
Automotive/Mobile	188,799	11%	172,473	8%	16,326	9%
Aviation	17,215	7%	25,753	10%	(8,538)	-33%
Total	$287,824	11%	$264,202	9%	$23,622	9%

Selling, general and administrative expense increased in both absolute dollars and as a percentage of revenues compared to 2009. As a percent of revenues, selling, general and administrative expenses increased from 9% of revenues in 2009 to 11% of revenues in 2010. The expense increase was primarily driven by legal costs, fees associated with the Swiss redomestication, and growth in product support and information technology to support our growing installed base of users. Aviation costs declined year-over-year due to a 2009 bad debt accrual driven by cash collection risks associated with several of our customers that did not reoccur in 2010.

Management expects selling, general and administrative expenses to decline in absolute dollars but to increase as a percentage of sales in 2011 as revenue declines outpace cost reductions.

Research and Development Expense

	52-weeks ended December 25, 2010		52-weeks ended December 26, 2009		Year over Year	
	Research & Development	% of Revenues	Research & Development	% of Revenues	$ Change	% Change
Outdoor/Fitness	$30,633	5%	$23,776	5%	$6,857	29%
Marine	23,854	12%	21,448	12%	2,406	11%
Automotive/Mobile	131,290	8%	110,907	5%	20,383	18%
Aviation	91,484	35%	82,247	33%	9,237	11%
Total	$277,261	10%	$238,378	8%	$38,883	16%

Research and development expense increased 16% due to ongoing development activities for new products including the mobile handset initiative which has now been cancelled, and the addition of over 350 new engineering personnel to our staff during the period. In absolute dollars, research and development costs increased $38.9 million primarily in the auto/mobile segment, when compared with the year-ago period and increased 220 basis points as a percent of revenue.

Management believes that one of the key strategic initiatives for future growth and success of Garmin is continuous innovation, development, and introduction of new products. Management expects that its research and development expenses will be stable during fiscal 2011 on an absolute dollar basis in order to deliver innovative new products and technologies.

Operating Income

	52-weeks ended December 25, 2010		52-weeks ended December 26, 2009		Year over Year	
	Operating Income	% of Revenues	Operating Income	% of Revenues	$ Change	% Change
Outdoor/Fitness	$251,025	45%	$212,005	45%	$39,020	18%
Marine	67,463	34%	55,908	31%	11,555	21%
Automotive/Mobile	245,914	15%	459,807	22%	(213,893)	-47%
Aviation	72,274	28%	58,290	24%	13,984	24%
Total	$636,676	24%	$786,010	27%	($149,334)	-19%

Operating income decreased 300 basis points as a percent of revenue and 19% in absolute dollars when compared to the year-ago period as gross margin percentage improvements and reduced advertising expense were more than offset by declining revenues and increased selling, general and administrative and research and development expenses.

The automotive/mobile operating margin declined from 22% in 2009 to 15% in 2010 due to a 160 basis point decline in gross margins and selling, general and administrative and research and development expense increases during a period of declining revenues. The aviation operating margin increased from 24% in 2009 to 28% in 2010 as gross margins improved 100 basis points

Other Income (Expense)

	52-weeks ended December 25, 2010	52-weeks ended December 26, 2009
Interest Income	$24,979	$23,519
Interest Expense	(1,246)	-
Foreign Currency Exchange	(88,377)	(6,040)
Gain/(Loss) on sale of marketable securities	(2,382)	2,741
Other	7,622	2,421
Total	($59,404)	$22,641

Other income (expense) principally consists of interest income and foreign currency exchange gains and losses. Other income (expense) was lower in fiscal 2010 relative to fiscal 2009, with the majority of this difference caused by a large foreign currency loss in 2010. Interest income for fiscal 2010 increased due to increasing cash and marketable securities balances during the year partially offset by decreasing interest rates.

Foreign currency gains and losses for the Company are primarily tied to movements by the Taiwan Dollar, the Euro, and the British Pound Sterling. Due to the relative size of entities using other currencies, movements are not expected to have a material impact on the Company's financial statements. The Euro is the functional currency of all subsidiaries excluding those shown below. As subsidiaries have grown, currency moves generated material gains and losses. Additionally, Euro-based inter-company transactions in Garmin Ltd. can also generate currency gains and losses.

The $88.4 million currency loss in 2010 was due to the strengthening of the U.S. Dollar compared to the Euro and the British Pound Sterling, as well as the weakening of the U.S. Dollar compared to the Taiwan Dollar. During 2010, the U.S. Dollar strengthened 8.8% and 3.3% compared to the Euro and the British Pound Sterling, respectively, resulting in a loss of $51.0 million. A loss of $38.7 million resulted due to the U.S. Dollar weakening 5.9% against the Taiwan Dollar. The movements of the Taiwan Dollar and Euro/British Pound Sterling have offsetting impacts due to the use of the Taiwan Dollar for manufacturing costs and cash held in non-functional currency while the Euro and British Pound Sterling transactions relate to revenue. The remaining net currency gain of $1.3 million related to other currencies and timing of transactions.

The $6.0 million currency loss in 2009 was due to the weakening of the U.S. Dollar compared to the Euro, the British Pound Sterling and the Taiwan Dollar. During 2009, the U.S. Dollar weakened 2.4% and 8.3% compared to the Euro and the British Pound Sterling, respectively, resulting in a gain of $5.8 million. A loss of $16.1 million resulted due to the U.S. Dollar weakening 2.3% against the Taiwan Dollar. The remaining net currency gain of $4.3 million related to other currencies and timing of transactions.

Income Tax Provision

Our earnings before taxes fell 29% when compared to 2009 and our income tax expense decreased by $112.0 million, to ($7.3) million, for fiscal year 2010 from $104.7 million for fiscal year 2009. The significant decline in income tax expense was due to the impact of one-time items booked in 2010. The one-time items of ($98.7) million include release of uncertain tax position reserves from 2006 to 2008 related to our settlement with the IRS in the US, partially offset by the amount of the settlement for the 2007 tax year in the US and Taiwan surtax expense due to the release of reserves. Without one-time items, we would have reported an effective tax rate of 15.8% for 2010 compared to 12.9% for 2009. The increase in the adjusted effective tax rate as compared to 2009 is largely due to an unfavorable mix of income among taxing jurisdictions.

Net Income

As a result of the various factors noted above, net income decreased 17% to $584.6 million for fiscal year 2010 compared to $704.0 million for fiscal year 2009.

Comparison of 52-Weeks Ended December 26, 2009 and December 27, 2008

Net Sales

	52-weeks ended December 26, 2009		52-weeks ended December 27, 2008		Year over Year	
	Net Sales	% of Revenues	Net Sales	% of Revenues	$ Change	% Change
Outdoor/Fitness	$468,924	16%	$427,783	12%	$41,141	10%
Marine	177,644	6%	204,477	6%	(26,833)	-13%
Automotive/Mobile	2,054,127	70%	2,538,411	73%	(484,284)	-19%
Aviation	245,745	8%	323,406	9%	(77,661)	-24%
Total	$2,946,440	100%	$3,494,077	100%	($547,637)	-16%

Net sales decreased 16% in 2009 when compared to the year-ago period. The decrease occurred across all segments, except outdoor/fitness, with the greatest decreases in the automotive/mobile and aviation segments. Automotive/mobile revenue was the largest portion of our revenue mix, but declined from 73% in 2008 to 70% in 2009.

Total unit sales decreased 2% to 16.6 million in 2009 from 16.9 million in 2008. The lower unit sales volume was attributable to declining volumes across all segments, excluding outdoor/fitness, with the greatest percentage declines occurring in aviation and marine. The lower volumes were driven primarily by the macroeconomic conditions and reduced inventory levels with many of our retail partners.

Automotive/mobile segment revenue declined 19% in 2009 as the average selling price declined 18% and volumes declined 2%. Average selling price declines continue to be attributable to the competitive environment in which our automotive/mobile products compete. The aviation and marine segments declined 24% and 13%, respectively in 2009, as both industries experienced significant slowdowns associated with the macroeconomic conditions. Outdoor/fitness segment revenue increased 10% due to new product introductions, including the Dakota™ series, the Forerunner® 405CX, the Forerunner® 310XT and Edge® 500, and increasing global penetration of the fitness category. All segments showed improving trends in the second half of 2009 as the macroeconomic conditions improved.

Cost of Goods Sold

	52-weeks ended December 26, 2009		52-weeks ended December 27, 2008		Year over Year	
	Cost of Goods	% of Revenues	Cost of Goods	% of Revenues	$ Change	% Change
Outdoor/Fitness	$162,082	35%	$181,037	42%	($18,955)	-10%
Marine	$72,429	41%	$93,052	46%	(20,623)	-22%
Automotive/Mobile	$1,192,227	58%	$1,560,816	61%	(368,589)	-24%
Aviation	75,591	31%	$105,657	33%	(30,066)	-28%
Total	$1,502,329	51%	$1,940,562	56%	($438,233)	-23%

Cost of goods sold decreased 23% in 2009 when compared to 2008 due primarily to the 16% decline in revenue. In addition, cost per unit declined in all segments driving cost of goods sold as a percentage of revenue lower due to material cost reductions. This savings was partially offset by inventory reserves associated with the mobile handset initiatives.

Gross Profit

	52-weeks ended December 26, 2009		52-weeks ended December 27, 2008		Year over Year	
	Gross Profit	% of Revenues	Gross Profit	% of Revenues	$ Change	% Change
Outdoor/Fitness	$306,842	65%	$246,746	58%	$60,096	24%
Marine	105,215	59%	111,425	54%	(6,210)	-6%
Automotive/Mobile	861,900	42%	977,595	39%	(115,695)	-12%
Aviation	170,154	69%	217,749	67%	(47,595)	-22%
Total	$1,444,111	49%	$1,553,515	44%	($109,404)	-7%

The decrease in gross profit dollars was primarily attributable to the automotive/mobile and aviation segments where the effects of revenue declines were partially offset by the improved gross margins earned. Gross profit margin percentage for the Company overall increased 450 basis points as margins expanded in all segments.

The automotive/mobile segment gross profit margin percentage increase of 350 basis points was driven by material costs reductions partially offset by inventory reserves associated with the mobile handset initiative and price declines. Outdoor/fitness gross margin increased principally due to a newer suite of higher margin products. Gross profit margin percentage for marine and aviation increased compared to 2008 due to increased average selling price and decreases in per unit costs driven by product mix and material cost reductions.

Advertising Expenses

	52-weeks ended December 26, 2009		52-weeks ended December 27, 2008		Year over Year	
	Advertising Expense	% of Revenues	Advertising Expense	% of Revenues	$ Change	% Change
Outdoor/Fitness	$23,262	5%	$27,932	7%	($4,670)	-17%
Marine	9,682	5%	14,532	7%	(4,850)	-33%
Automotive/Mobile	118,713	6%	160,926	6%	(42,213)	-26%
Aviation	3,864	2%	4,787	1%	(923)	-19%
Total	$155,521	5%	$208,177	6%	($52,656)	-25%

Advertising expense decreased both as a percentage of sales and in absolute dollars when compared to 2008. As a percent of sales, advertising expenses declined to 5% in 2009 compared to 6.0% in 2008. The decrease was a result of actions taken by the company to reduce costs as the macroeconomic conditions impacted sales across our segments and around the world combined with lower cooperative advertising which is tied to net sales levels.

Selling, General and Administrative Expenses

	52-weeks ended December 26, 2009		52-weeks ended December 27, 2008		Year over Year	
	Selling, General & Admin. Expenses	% of Revenues	Selling, General & Admin. Expenses	% of Revenues	$ Change	% Change
Outdoor/Fitness	$47,799	10%	$32,800	8%	$14,999	46%
Marine	18,177	10%	17,536	9%	641	4%
Automotive/Mobile	172,473	8%	206,954	8%	(34,481)	-17%
Aviation	25,753	10%	19,922	6%	5,831	29%
Total	$264,202	9%	$277,212	8%	($13,010)	-5%

Selling, general and administrative expense decreased 5% in 2009 while it increased as a percentage of sales compared to 2008 as costs throughout the Company were reduced but not as rapidly as the revenue declines. The decline in costs was primarily related to a reduction in bad debt expense due to specific reserves recorded in 2008 as a result of vendor bankruptcies offset by increased costs for product support and information technology. The increased expense for the outdoor/fitness segment and the decreased expense for the automotive/mobile segment were driven by the allocation of costs based on revenues. As outdoor/fitness revenues have increased as a percentage of revenues, additional selling, general and administrative expenses are shifted to the segment. As a percent of sales, selling, general and administrative expenses increased from 8% in 2008 to 9% of sales in 2009, as revenues declined.

Research and Development Expense

	52-weeks ended December 26, 2009		52-weeks ended December 27, 2008		Year over Year	
	Research & Development	% of Revenues	Research & Development	% of Revenues	$ Change	% Change
Outdoor/Fitness	$23,776	5%	$25,419	6%	($1,643)	-6%
Marine	21,448	12%	19,374	9%	2,074	11%
Automotive/Mobile	110,907	5%	85,610	3%	25,297	30%
Aviation	82,247	33%	75,706	23%	6,541	9%
Total	$238,378	8%	$206,109	6%	$32,269	16%

The increase in research and development expense dollars was due to ongoing development activities for new products including the mobile handset initiative, the addition of 230 new engineering personnel to our staff during the period, and an increase in engineering program costs in 2009 as a result of our continued emphasis on product innovation.

Operating Income

	52-weeks ended December 26, 2009		52-weeks ended December 27, 2008		Year over Year	
	Operating Income	% of Revenues	Operating Income	% of Revenues	$ Change	% Change
Outdoor/Fitness	$212,005	45%	$160,595	38%	$51,410	32%
Marine	55,908	31%	59,983	29%	(4,075)	-7%
Automotive/Mobile	459,807	22%	524,105	21%	(64,298)	-12%
Aviation	58,290	24%	117,334	36%	(59,044)	-50%
Total	$786,010	27%	$862,017	25%	($76,007)	-9%

Operating income increased 200 basis points as a percent of revenue but decreased 9% in absolute dollars when compared to the year-ago period as gross margin percentage improvements and reduced advertising expense were more than offset by declining revenues and increased research and development expenses.

Other Income (Expense)

	52-weeks ended December 26, 2009	52-weeks ended December 27, 2008
Interest Income	$23,519	$35,535
Foreign Currency Exchange	(6,040)	(35,286)
Gain on sale of marketable securities	2,741	50,884
Other	2,421	1,216
Total	$22,641	$52,349

Other income (expense) principally consists of interest income and foreign currency exchange gains and losses. Other income (expense) was lower in fiscal 2009 relative to fiscal 2008, with the majority of this difference caused by a large gain on sale of equity securities in 2008. Interest income for fiscal 2009 decreased due to lower interest rates, partially offset by higher cash and marketable securities balances.

The $6.0 million currency loss in 2009 was due to the weakening of the U.S. Dollar compared to the Euro, the British Pound Sterling and the Taiwan Dollar. During 2009, the U.S. Dollar weakened 2.4% and 8.3% compared to the Euro and the British Pound Sterling, respectively, resulting in a gain of $5.8 million. A loss of $16.1 million resulted due to the U.S. Dollar weakening 2.3% against the Taiwan Dollar. The relative weakness of the Taiwan Dollar and Euro/British Pound Sterling have offsetting impacts due to the use of the Taiwan Dollar for manufacturing costs while the Euro and British Pound Sterling transactions relate to revenue. The remaining net currency gain of $4.3 million related to other currencies and timing of transactions.

The $35.3 million currency loss in 2008 was related to the strengthening of the U.S. Dollar offset by a gain associated with the sales and tender of our Tele Atlas N.V. shares. During 2008, the Taiwan Dollar weakened 1.6% in comparison to the U.S. Dollar, resulting in a $20.8 million gain. The Euro weakened 4.1% and the British Pound Sterling weakened 26.1% relative to the U.S. Dollar in 2008 which resulted in a $77.3 million loss. Offsetting this net loss was a realized gain of $21.5 million due to the strengthening of the Euro between the date of purchase of the Tele Atlas N.V. shares in October 2007 to the dates of tender in February, March, and June 2008. Other net currency losses and the timing of transactions created the remaining loss of $0.3 million.

Gain on sale of equity of securities of $50.9 million in 2008 was primarily generated from the sale of our equity interest in Tele Atlas N.V. which we acquired in 2007 in connection with our announced intent to make a cash offer for all outstanding shares, which was subsequently abandoned.

Income Tax Provision

Our fiscal 2009 earnings before taxes fell 12% when compared to 2008, while our income tax expense decreased 42%. Income taxes fell $76.8 million, to $104.7 million, for fiscal year 2009 from $181.5 million for fiscal year 2008, due to a lower effective tax rate and the reduced earnings before taxes. The effective tax rate was 12.9% for fiscal 2009 compared to 19.9% for fiscal 2008. The decrease in tax rate is due to the favorable mix of taxable income among the tax jurisdictions in which the Company operates and the release of income tax reserves for which the statute of limitations has expired.

Net Income

As a result of the various factors noted above, net income decreased 4% to $704.0 million for fiscal year 2009 compared to $732.8 million for fiscal year 2008.

Liquidity and Capital Resources

Net cash generated by operations was $770.6 million, $1,094.5 million, and $862.2 million for fiscal years 2010, 2009, and 2008, respectively. Primary drivers of the cash generation in 2010 included $584.6 million of net income with non-cash adjustments for depreciation/amortization of $94.7 million, foreign currency unrealized losses of $62.8 million, stock compensation expense of $40.3 million, $129.7 million related to decreased accounts receivable as sales levels have declined and $131.3 million of sales for which cash was received but revenue was deferred as required by our revenue recognition policies. This cash generation was partially offset by uses of cash including a $144.5 million reduction in other current and noncurrent liabilities related primarily to the timing of royalty payments and the $146.4 million reversal of tax reserves associated with both release of uncertain tax position reserves from 2006 to 2008 related to our settlement with the IRS in the US and expiration of statute of limitations, a $81.4 million reduction in accounts payable primarily in our Taiwan manufacturing operations due to timing of payments, and a $77.1 million increase in inventories following a low inventory level exiting 2009. The decline in cash flow from operations over 2009 levels was due to reduced net income levels and the effect of the non cash income tax benefit realized from reduced tax reserves. We expect to generate cash flow from operations in 2011 with ongoing net income, as well as working capital gains through reduced accounts receivable and inventory levels as sales decline.

Cash flow used in investing activities was $72.9 million, $547.9 million and $56.3 million for fiscal 2010, 2009 and 2008, respectively. Cash flow used in investing activities principally relates to the net redemption of or investment in fixed income securities, capital expenditures and acquisitions. Capital expenditures in 2010 totaled $32.2 million and related to business operations and maintenance activities. This has declined significantly from 2008 spending levels due to the completion of production and warehouse facility expansions. We have budgeted approximately $50 million of capital expenditures during fiscal 2011 to include normal ongoing capital expenditures and maintenance activities. In 2010 and 2009, net investment in fixed income securities of our on-hand cash was $25.5 million and $491.0 million, respectively, as we invested excess cash. In 2008, the net sale of fixed income securities was primarily related to $239.3 million of cash generated from the tender of our shares of Tele Atlas N.V. It is management's goal to invest the on-hand cash consistent with Garmin's investment policy, which has been approved by the Board of Directors. The investment policy's primary purpose is to preserve capital, maintain an acceptable degree of liquidity, and maximize yield within the constraint of low credit risk. Garmin's average interest rate returns on cash and investments during fiscal 2010, 2009 and 2008 were approximately 1.3%, 1.7% and 3.4%, respectively. In 2010, cash flow used in investing activities also included the acquisition of MetriGear, Inc. In 2008, cash flow used in investing for acquisitions related to the purchase of European distributors.

Net cash used by financing activities in fiscal 2010 was $510.8 million resulting from the use of $298.9 million for payment of our declared dividend and $225.9 million for stock repurchased under our stock repurchase plan, partially offset by $14.0 million from the issuance of common stock related to our Company stock option plan and stock based compensation tax benefits. The 2010 dividend paid was significantly higher than prior years as the dividend was increased to $1.50 per share. Stock repurchases are made at the discretion of management under repurchase programs approved by the Board of Directors as business and market conditions warrant. In 2010, 2009 and 2008, the Company repurchased 7.4 million shares, 0.7 million shares and 17.1 million shares, respectively.

We currently use cash flow from operations to fund our capital expenditures, to support our working capital requirements, to pay dividends and to repurchase shares. We expect that future cash requirements will principally be for capital expenditures, working capital, repurchase of shares, payment of dividends declared, and the funding of strategic acquisitions.

We believe that our existing cash balances and cash flow from operations will be sufficient to meet our projected capital expenditures, working capital and other cash requirements at least through the end of fiscal 2011.

Contractual Obligations and Commercial Commitments

Future commitments of Garmin, as of December 25, 2010, aggregated by type of contractual obligation, are:

	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating Leases	$44,920	$10,397	$17,737	$12,205	$4,581

Operating leases describes lease obligations associated with Garmin facilities located in the U.S., Taiwan, Europe, and Canada.

We may be required to make significant cash outlays related to unrecognized tax benefits. However, due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits of $153.6 million as of December 25, 2010, have been excluded from the contractual obligations table above. For further information related to unrecognized tax benefits, see Note 2, "Income Taxes", to the consolidated financial statements included in this Report.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

We have market risk primarily in connection with the pricing of our products and services and the purchase of raw materials. Product pricing and raw materials costs are both significantly influenced by semiconductor market conditions. Historically, during cyclical industry downturns, we have been able to offset pricing declines for our products through a combination of improved product mix and success in obtaining price reductions in raw materials costs.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Foreign Currency Exchange Rate Risk

The operation of Garmin's subsidiaries in international markets results in exposure to movements in currency exchange rates. We have experienced significant foreign currency gains and losses due to the strengthening and weakening of the U.S. dollar. The potential of volatile foreign exchange rate fluctuations in the future could have a significant effect on our results of operations.

The currencies that create a majority of the Company's exchange rate exposure are the Taiwan Dollar, Euro, and British Pound Sterling. Garmin Corporation, headquartered in Sijhih, Taiwan, uses the local currency as the functional currency. The Company translates all assets and liabilities at year-end exchange rates and income and expense accounts at average rates during the year. In order to minimize the effect of the currency exchange fluctuations on our net assets, we have elected to retain most of our Taiwan subsidiary's cash and investments in marketable securities denominated in U.S. dollars.

All European subsidiaries excluding Garmin (Europe) Ltd., Garmin Danmark, Garmin Sweden, Garmin Polska and Garmin Norge use the Euro as the functional currency. The functional currency of our largest European subsidiary, Garmin (Europe) Ltd. remains the U.S. dollar, and as some transactions occurred in British Pounds Sterling or Euros, foreign currency gains or losses have been realized historically related to the movements of those currencies relative to the U.S. dollar. The Company believes that gains and losses will become more material in the future as our European presence grows. In 2010, the U.S. Dollar strengthened 8.8% relative to the Euro and 3.3% relative to the British Pound Sterling. These currency moves resulted in a foreign currency loss of $51.0 million in Garmin Ltd. and our European subsidiaries. A loss of $38.7 million resulted due to the U.S. Dollar weakening 5.9% against the Taiwan Dollar. The net result of these currency moves combined with other gains of $1.3 million, and the timing of transactions during the year was a net loss of $88.4 million for the Company and a cumulative translation adjustment of $61.7 million at the end of fiscal 2010.

Interest Rate Risk

We have no outstanding long-term debt as of December 25, 2010. We, therefore, have no meaningful debt-related interest rate risk.

We are exposed to interest rate risk in connection with our investments in marketable securities. As interest rates change, the unrealized gains and losses associated with those securities will fluctuate accordingly. A hypothetical change of 10% in interest rates would not have a material effect on such unrealized gains or losses. At December 25, 2010, cumulative unrealized losses on those securities were $4.6 million.

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED FINANCIAL STATEMENTS

Garmin Ltd. and Subsidiaries
Years Ended December 25, 2010, December 26, 2009 and December 27, 2008

Contents

Report of Ernst & Young LLP
Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Garmin Ltd.

We have audited the accompanying consolidated balance sheets of Garmin Ltd. and Subsidiaries (the Company) as of December 25, 2010 and December 26, 2009 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 25, 2010. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Garmin Ltd. and Subsidiaries at December 25, 2010 and December 26, 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 25, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Garmin Ltd.'s internal control over financial reporting as of December 25, 2010, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Kansas City, Missouri
February 23, 2011

Ernst & Young Ltd
Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

Phone +41 58 286 31 11
Fax +41 58 286 34 65
www.ey.com/ch

To the General Meeting of

Garmin Ltd., Schaffhausen

Zurich, 23 February 2011

Report of the statutory auditor on the consolidated financial statements

As statutory auditor, we have audited the accompanying consolidated financial statements of Garmin Ltd. and Subsidiaries, which comprise the consolidated balance sheet as of 25 December 2010 and the related consolidated statements of income, stockholders' equity and cash flows, and notes thereto for the year then ended.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation and fair representation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements for the year ended 25 December 2010 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States and comply with Swiss law.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Over-sight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd

/s/Robin Errico	/s/Siro Bonetti
Robin Errico Licensed audit expert (Auditor in charge)	Siro Bonetti Licensed audit expert

Garmin Ltd. And Subsidiaries
Consolidated Balance Sheets
(In thousands, except share information)

	December 25, 2010	December 26, 2009
Assets		
Current assets:		
Cash and cash equivalents	$1,260,936	$1,091,581
Marketable securities *(Note 3)*	24,418	19,583
Accounts receivable, less allowance for doubtful accounts of $31,822 in 2010 and $36,673 in 2009	747,249	874,110
Inventories, net	387,577	309,938
Deferred income taxes *(Note 6)*	33,628	61,397
Deferred costs	20,053	5,314
Prepaid expenses and other current assets	24,894	34,156
Total current assets	2,498,755	2,396,079
Property and equipment, net		
Land and improvements	94,792	92,088
Building and improvements	274,163	268,011
Office furniture and equipment	98,779	84,544
Manufacturing equipment	119,829	115,179
Engineering equipment	71,709	65,240
Vehicles	18,437	15,247
	677,709	640,309
Accumulated depreciation	(249,904)	(198,971)
	427,805	441,338
Restricted cash *(Note 4)*	1,277	2,047
Marketable securities *(Note 3)*	777,401	746,464
License agreements, net	1,800	15,400
Noncurrent deferred income tax *(Note 6)*	73,613	20,498
Noncurrent deferred costs	24,685	7,996
Other intangible assets	183,352	198,260
Total assets	$3,988,688	$3,828,082
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$132,348	$203,388
Salaries and benefits payable	49,288	45,236
Accrued warranty costs	49,885	87,424
Accrued sales program costs	107,261	119,150
Deferred revenue	89,711	27,910
Accrued royalty costs	95,086	103,195
Accrued advertising expense	21,587	34,146
Other accrued expenses	63,043	40,373
Deferred income taxes *(Note 6)*	4,800	2,208
Income taxes payable	56,028	22,846
Total current liabilities	669,037	685,876
Deferred income taxes *(Note 6)*	6,986	10,170
Non-current income taxes	153,621	255,748
Non-current deferred revenue	108,076	38,574
Other liabilities	1,406	1,267
Stockholders' equity:		
Shares, CHF 10 par value, 208,077,418 shares authorized and issued and 194,358,038 shares outstanding at December 25, 2010; Common stock, $0.005 par value, 1,000,000,000 shares authorized Issued and outstanding shares - 200,274,000 in 2009 (Notes 9, 10, 11, and 12):	1,797,435	1,001
Additional paid-in capital	38,268	32,221
Treasury stock	(106,758)	-
Retained earnings	1,264,613	2,816,607
Accumulated other comprehensive gain/(loss)	56,004	(13,382)
Total stockholders' equity	3,049,562	2,836,447
Total liabilities and stockholders' equity	$3,988,688	$3,828,082

See accompanying notes.

Garmin Ltd. And Subsidiaries

Consolidated Statements of Income

(In Thousands, Except Per Share Information)

	Fiscal Year Ended		
	December 25, 2010	**December 26, 2009**	**December 27, 2008**
Net sales	$2,689,911	$ 2,946,440	$3,494,077
Cost of goods sold	1,343,537	1,502,329	1,940,562
Gross profit	1,346,374	1,444,111	1,553,515
Advertising expense	144,613	155,521	208,177
Selling, general and administrative expenses	287,824	264,202	277,212
Research and development expense	277,261	238,378	206,109
	709,698	658,101	691,498
Operating income	636,676	786,010	862,017
Other income (expense):			
Interest income	24,979	23,519	35,535
Interest expense	(1,246)	-	(607)
Foreign currency	(88,377)	(6,040)	(35,286)
Gain/(loss) on sale of marketable securities	(2,382)	2,741	50,884
Other	7,622	2,421	1,823
	(59,404)	22,641	52,349
Income before income taxes	577,272	808,651	914,366
Income tax provision (benefit): *(Note 6)*			
Current	(11,636)	128,036	136,252
Deferred	4,305	(23,335)	45,266
	(7,331)	104,701	181,518
Net income	$584,603	$703,950	$732,848
Basic net income per share *(Note 10)*	$2.97	$3.51	$3.51
Diluted net income per share *(Note 10)*	$2.95	$3.50	$3.48

See accompanying notes.

Garmin Ltd. And Subsidiaries
Consolidated Statements of Stockholders' Equity
(In Thousands, Except Share and Per Share Information)

	Common Stock		Additional Paid-In	Treasury	Retained	Accumulated Other Comprehensive	
	Shares	Dollars	Capital	Stock	Earnings	Gain/(Loss)	Total
Balance at December 29, 2007	**216,980**	**$1,086**	**$132,264**	**$0**	**$2,171,134**	**$46,130**	**$2,350,614**
Net income	–	–	–	–	732,848	–	732,848
Translation adjustment	–	–	(3,053)	–	(1,595)	(14,991)	(19,639)
Adjustment related to unrealized gains (losses) on available-for-sale securities, net of income tax effects of $150	–	–	–	–	–	(68,790)	(68,790)
Comprehensive income							644,419
Dividends paid	–	–	–	–	(150,251)	–	(150,251)
Tax benefit from exercise of employee stock options	–	–	2,143	–	–	–	2,143
Issuance of common stock from exercise of stock options	158	2	2,873	–	–	–	2,875
Stock compensation	–	–	38,872	–	–	–	38,872
Purchase and retirement of common stock	(17,138)	(86)	(182,128)	–	(489,633)	–	(671,847)
Issuance of common stock through stock purchase plan	363	–	9,029	–	–	–	9,029
Balance at December 27, 2008	**200,363**	**$1,002**	**$0**	**$0**	**$2,262,503**	**($37,651)**	**$2,225,854**
Net income	–	–	–	–	703,950	–	703,950
Translation adjustment	–	–	–	–	–	24,537	24,537
Adjustment related to unrealized gains (losses) on available-for-sale securities, net of income tax effects of $676	–	–	–	–	–	(268)	(268)
Comprehensive income							728,219
Dividends paid	–	–	–	–	(149,846)	–	(149,846)
Tax benefit from exercise of employee stock options	–	–	1,366	–	–	–	1,366
Issuance of common stock from exercise of stock options	409	3	3,781	–	–	–	3,784
Stock compensation	–	–	43,616	–	–	–	43,616
Purchase and retirement of common stock	(708)	(4)	(20,254)	–	–	–	(20,258)
Issuance of common stock through stock purchase plan	210	–	3,712	–	–	–	3,712
Balance at December 26, 2009	**200,274**	**$1,001**	**$32,221**	**$0**	**$2,816,607**	**($13,382)**	**$2,836,447**
Net income	–	–	–	–	584,603	–	584,603
Translation adjustment	–	–	–	–	–	52,509	52,509
Adjustment related to unrealized gains (losses) on available-for-sale securities net of income tax effects of $348	–	–	–	–	–	16,877	16,877
Comprehensive income							653,989
Dividends paid	–	–	–	–	(298,853)	–	(298,853)
Tax benefit from exercise of employee stock options	–	–	4,495	–	–	–	4,495
Issuance of common stock from exercise of stock options	928	2	(867)	10,330	–	–	9,465
Stock compensation	–	–	40,332	–	–	–	40,332
Purchase and retirement of common stock (prior to June 27, 2010)	(6,844)	(16)	(67,528)	–	(41,296)	–	(108,840)
Purchase of treasury stock	–	–	–	(117,088)	–	–	(117,088)
Impact of redomestication on par value of common shares	–	1,796,448	–	–	(1,796,448)	–	–
Deferred tax impact of redomestication	–	–	29,615	–	–	–	29,615
Balance at December 25, 2010	194,358	$1,797,435	$38,268	($106,758)	$1,264,613	$56,004	$3,049,562

See accompanying notes.

Garmin Ltd. And Subsidiaries
Consolidated Statements of Cash Flows
(In Thousands)

	Fiscal Year Ended		
	December 25, 2010	December 26, 2009	December 27, 2008
Operating Activities:			
Net income	$584,603	$703,950	$732,848
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	53,487	56,695	46,910
Amortization	41,164	39,791	31,507
(Gain)/loss on sale of property and equipment	(306)	(14)	124
Provision for doubtful accounts	(4,476)	(1,332)	32,355
Provision for obsolete and slow-moving inventories	5,753	61,323	24,461
Unrealized foreign currency losses/(gains)	62,770	7,480	15,887
Deferred income taxes	(471)	(25,096)	50,887
Stock compensation	40,332	43,616	38,872
Realized loss/(gains) on marketable securities	2,382	(2,741)	(50,884)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	129,698	(131,978)	206,101
Inventories	(77,122)	61,189	83,035
Prepaid expenses and other current assets	9,886	8,054	(4,356)
License fees	(3,329)	(13,735)	(15,289)
Accounts payable	(81,354)	38,875	(236,287)
Other current and non-current liabilities	(144,476)	172,215	(4,507)
Deferred revenue	131,303	65,706	680
Deferred costs	(31,445)	(5,314)	-
Income taxes payable	52,238	15,772	(90,180)
Net cash provided by operating activities	770,637	1,094,456	862,164
Investing activities:			
Purchases of property and equipment	(32,232)	(49,199)	(119,623)
Proceeds from sale of property and equipment	139	5	19
Purchase of intangible assets	(3,883)	(7,573)	(6,971)
Purchase of marketable securities	(694,038)	(776,966)	(373,580)
Redemption of marketable securities	668,495	285,970	504,324
Acquistions, net of cash acquired	(12,120)	-	(60,131)
Change in restricted cash	770	(106)	(387)
Net cash used in investing activities	(72,869)	(547,869)	(56,349)
Financing activities:			
Dividends	(298,853)	(149,846)	(150,251)
Proceeds from issuance of common stock through stock purchase plan	-	3,712	9,029
Proceeds from issuance of common stock from exercise of stock options	9,465	3,783	2,875
Tax benefit related to stock option exercise	4,495	1,366	2,143
Purchase of common stock	(225,928)	(20,258)	(671,847)
Net cash used in financing activities	(510,821)	(161,243)	(808,051)
Effect of exchange rate changes on cash and cash equivalents	(17,592)	9,902	(9,118)
Net increase/(decrease) in cash and cash equivalents	169,355	395,246	(11,354)
Cash and cash equivalents at beginning of year	1,091,581	696,335	707,689
Cash and cash equivalents at end of year	$1,260,936	$1,091,581	$696,335

See accompanying notes.

Garmin Ltd. And Subsidiaries
Consolidated Statements of Cash Flows (continued)
(In Thousands)

	Fiscal Year Ended		
	December 25, 2010	December 26, 2009	December 27, 2008
Supplemental disclosures of cash flow information			
Cash paid during the year for income taxes	$43,940	$69,186	$134,421
Cash received during the year from income tax refunds	$4,526	$2,934	$177
Cash paid during the year for interest	$1,246	$0	$607
Supplemental disclosure of non-cash investing and financing activities			
Change in marketable securities related to unrealized appreciation (depreciation)	$17,226	$408	($68,668)
Acquistions:			
Fair value of assets acquired	$21,918	$0	$136,952
Liabilities assumed	(5,547)	0	(60,336)
Less: cash acquired	(4,251)	0	(16,485)
Net cash paid	$12,120	$0	$60,131

See accompanying notes.

GARMIN LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share and Per Share Information)
December 25, 2010 and December 26, 2009

1. Description of the Business

Garmin Ltd. and subsidiaries (together, the "Company") manufacture, market, and distribute Global Positioning System-enabled products and other related products. Garmin Corporation (GC), wholly-owned by Garmin Ltd., is primarily responsible for the manufacturing and distribution of the Company's products to Garmin International, Inc. (GII), a wholly-owned subsidiary of GC, and Garmin (Europe) Limited (GEL), a wholly-owned subsidiary of Garmin Ltd., and, to a lesser extent, new product development and sales and marketing of the Company's products in Asia and the Far East. GII is primarily responsible for sales and marketing of the Company's products in many international markets and in the United States as well as research and new product development. GII also manufactures certain products for the Company's aviation segment. GEL is responsible for sales and marketing of the Company's products, principally within the European market.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The accompanying consolidated financial statements reflect the accounts of Garmin Ltd. and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

Fiscal Year

The Company has adopted a 52–53-week period ending on the last Saturday of the calendar year. Due to the fact that there are not exactly 52 weeks in a calendar year and there is slightly more than one additional day per year (not including the effects of leap year) in each calendar year as compared to a 52-week fiscal year, the Company will have a fiscal year comprising 53 weeks in certain fiscal years, as determined by when the last Saturday of the calendar year occurs.

In those resulting fiscal years that have 53 weeks, the Company will record an extra week of sales, costs, and related financial activity. Therefore, the financial results of those fiscal years, and the associated 14-week fourth quarter, will not be entirely comparable to the prior and subsequent 52-week fiscal years and the associated quarters having only 13 weeks. Fiscal 2010, 2009, and 2008 included 52 weeks.

Foreign Currency Translation

Many Garmin Ltd. subsidiaries utilize currencies other than the United States Dollar (USD) as their functional currency. As required by the *Foreign Currency Matters* topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), the financial statements of these subsidiaries for all periods presented have been translated into USD, the functional currency of Garmin Ltd., and the reporting currency herein, for purposes of consolidation at rates prevailing during the year for sales, costs, and expenses and at end-of-year rates for all assets and liabilities. The effect of this translation is recorded in a separate component of stockholders' equity. Cumulative translation adjustments of $61,740 and $9,231 as of December 25, 2010 and December 26, 2009, respectively, have been included in accumulated other comprehensive gain/(loss) in the accompanying consolidated balance sheets.

Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. All differences are recorded in results of operations and amounted to exchange gains/(losses) of ($88,377), ($6,040), and ($35,286) for the years ended December 25, 2010, December 26, 2009, and December 27, 2008, respectively. The loss in fiscal 2010 was primarily the result of the strengthening of the USD against the Euro and the British Pound Sterling and the weakening of the USD against the Taiwan Dollar. The loss in fiscal 2009 was primarily the result of the weakening of the USD against the Taiwan Dollar offset by the weakening of the USD against the Euro and the British Pound Sterling. The loss in fiscal 2008 was the result of the strengthening of the USD offset by a gain associated with the sale and tender of our Tele Atlas N.V. shares.

Earnings Per Share

Basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. For purposes of diluted earnings per share, the number of shares that would be issued from the exercise of dilutive stock options has been reduced by the number of shares which could have been purchased from the proceeds of the exercise at the average market price of the Company's stock during the period the options were outstanding. See Note 10.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, operating accounts, money market funds, and securities with maturities of three months or less when purchased. The carrying amount of cash and cash equivalents approximates fair value, given the short maturity of those instruments.

Trade Accounts Receivable

The Company sells its products to retailers, wholesalers, and other customers and extends credit based on its evaluation of the customer's financial condition. Potential losses on receivables are dependent on each individual customer's financial condition. The Company carries its trade accounts receivable at net realizable value. Typically, its accounts receivable are collected within 80 days and do not bear interest. The Company monitors its exposure to losses on receivables and maintains allowances for potential losses or adjustments. The Company determines these allowances by (1) evaluating the aging of its receivables and (2) reviewing its high-risk customers. Past due receivable balances are written off when its internal collection efforts have been unsuccessful in collecting the amount due.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method (which approximates the first-in, first-out (FIFO) method) by GC and the FIFO method by GII, GAT and GEL. Inventories consisted of the following:

		December 25, 2010		December 26, 2009
Raw Materials	$	103,277	$	80,963
Work-in-process		$43,507		32,587
Finished goods		$278,513		235,286
Inventory Reserves		($37,720)		(38,898)
Inventory, net of reserves	$	387,577	$	309,938

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and improvements	39
Office furniture and equipment	3-5
Manufacturing and engineering equipment	5
Vehicles	5

Long-Lived Assets

As required by the *Property, Plant and Equipment* topic of the FASB ASC, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment is based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

The *Intangibles – Goodwill and Other* topic of the FASB ASC requires that goodwill and intangible assets with indefinite useful lives should not be amortized but rather be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. The Company did not recognize any goodwill or intangible asset impairment charges in 2010, 2009, or 2008. The Company established reporting units based on its current reporting structure. For purposes of testing goodwill for impairment, goodwill has been allocated to these reporting units to the extent it relates to each reporting unit. The accounting guidance also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment. The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 3 to 10 years.

Dividends

On March 16, 2010 the Board of Directors declared a dividend of $1.50 per share to be paid on April 30, 2010 to shareholders of record on April 15, 2010. The Company paid out a dividend in the amount of $298,853. The dividend has been reported as a reduction of retained earnings.

On July 30, 2009 the Board of Directors declared a dividend of $0.75 per share to be paid on December 15, 2009 to shareholders of record on December 1, 2009. The Company paid out a dividend in the amount of $149,846. The dividend has been reported as a reduction of retained earnings.

On June 6, 2008 the Board of Directors declared a dividend of $0.75 per share to be paid on December 15, 2008 to shareholders of record on December 1, 2008. The Company paid out a dividend in the amount of $150,251. The dividend has been reported as a reduction of retained earnings.

Approximately $213,486 and $199,549 of retained earnings are indefinitely restricted from distribution to stockholders pursuant to the laws of Taiwan at December 25, 2010 and December 26, 2009, respectively.

Intangible Assets

At December 25, 2010 and December 26, 2009, the Company had patents, license agreements, customer related intangibles and other identifiable finite-lived intangible assets recorded at a cost of $152,138 and $165,021, respectively. The Company's excess purchase cost over fair value of net assets acquired (goodwill) was $136,548 at December 25, 2010 and $129,066 at December 26, 2009.

Identifiable, finite-lived intangible assets are amortized over their estimated useful lives on a straight-line basis over three to ten years. Accumulated amortization was $103,534 and $80,428 at December 25, 2010 and December 26, 2009 respectively. Amortization expense was $36,675, $37,444, and $30,874, for the years ended December 25, 2010, December 26, 2009, and December 27, 2008, respectively. In the next five years, the amortization expense is estimated to be $24,889, $10,584, $4,612, $2,482, and $2,317, respectively.

Marketable Securities

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date.

All of the Company's marketable securities are considered available-for-sale at December 25, 2010. See Note 3. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive gain/(loss). At December 25, 2010 and December 26, 2009, cumulative unrealized gains/(losses) of ($5,736) and ($22,613), respectively, were reported in accumulated other comprehensive gain/(loss), net of related taxes.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the specific identification method.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with the FASB ASC topic *Income Taxes*. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income taxes of $233,028 and $171,097 at December 25, 2010 and December 26, 2009, respectively, have not been accrued by the Company for the unremitted earnings of several of its subsidiaries because such earnings are intended to be reinvested in the subsidiaries indefinitely.

The Company adopted the applicable guidance included in the FASB ASC topic *Income Taxes* related to accounting for uncertainty in income taxes on December 31, 2006, the beginning of fiscal year 2007. The total amount of unrecognized tax benefits as of December 25, 2010 was $153,621 including interest of $9,580. A reconciliation of the beginning and ending amount of unrecognized tax benefits for years ending December 25, 2010 and December 26, 2009 is as follows:

	December 25, 2010	**December 26, 2009**
Balance at beginning of year	$255,748	$214,366
Additions based on tax positions related to prior years	11,443	14,241
Reductions based on tax positions related to prior years	(10,392)	(16,141)
Additions based on tax positions related to current period	43,202	63,053
Reductions based on tax positions related to current period	-	-
Reductions related to settlements with tax authorities	(122,314)	-
Expiration of statute of limitations	(24,066)	(19,771)
Balance at end of year	**$153,621**	**$255,748**

The December 25, 2010 balance of $153,621 of unrecognized tax benefits, if recognized, would reduce the effective tax rate. None of the unrecognized tax benefits are due to uncertainty in the timing of deductibility.

Accounting guidance requires unrecognized tax benefits to be classified as non-current liabilities, except for the portion that is expected to be paid within one year of the balance sheet date. The entire $153,621 and $255,748 are required to be classified as non-current at December 25, 2010 and December 26, 2009, respectively.

Interest expense and penalties, if any, accrued on the unrecognized tax benefits are reflected in income tax expense. At December 25, 2010 and December 26, 2009, the Company had accrued approximately $9,580 and $20,160 respectively for interest. Interest expense included in income tax expense for the years ending December

25, 2010 and December 26, 2009 are ($10,580) and $9,000, respectively. The Company had no amounts accrued for penalties as the nature of the unrecognized tax benefits, if recognized, would not warrant the imposition of penalties.

The Company files income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. The Company is no longer subject to U.S. federal, state, or local tax examinations by tax authorities for years prior to 2007. The Company is no longer subject to Taiwan income tax examinations by tax authorities for years prior to 2005. The Company is no longer subject to United Kingdom tax examinations by tax authorities for years prior to 2008.

The Company also considers 2007 and 2008 US federal returns to have been effectively settled due to completion of an audit examination by the Internal Revenue Service. A reduction of income tax expense of ($122,314) was recognized to reflect this settlement. In addition, the Company recognized a reduction of income tax expense of $24,066 and $19,771 in fiscal years ended December 25, 2010 and December 26, 2009, respectively, to reflect the expiration of statute of limitations in various jurisdictions.

The Company believes that it is reasonably possible that approximately $14,069 million of its reserves for certain unrecognized tax benefits will decrease within the next 12 months as the result of the expiration of statute of limitations. This potential decrease in unrecognized tax benefits would impact the Company's effective tax rate within the next 12 months.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company grants credit to certain customers who meet the Company's pre-established credit requirements. Generally, the Company does not require security when trade credit is granted to customers. Credit losses are provided for in the Company's consolidated financial statements and typically have been within management's expectations. Certain customers are allowed extended terms consistent with normal industry practice. Most of these extended terms can be classified as either relating to seasonal sales variations or to the timing of new product releases by the Company.

Revenue Recognition

Garmin recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable. For the large majority of Garmin's sales, these criteria are met once product has shipped and title and risk of loss have transferred to the customer. The Company recognizes revenue from the sale of hardware products and software bundled with hardware that is essential to the functionality of the hardware in accordance with general revenue recognition accounting guidance. The Company recognizes revenue in accordance with industry specific software accounting guidance for standalone sales of software products and sales of software bundled with hardware not essential to the functionality of the hardware. The Company generally does not offer specified or unspecified upgrade rights to its customers in connection with software sales.

Garmin introduced nüMaps Lifetime™ in January 2009, which is a single fee program that, subject to the program's terms and conditions, enables customers to download the latest map and point of interest information every quarter for the useful life of their PND. The revenue and associated cost of royalties for sales of nüMaps

Lifetime™ products are deferred at the time of sale and recognized ratably on a straight-line basis over the currently estimated 36-month life of the products.

For multiple element arrangements that include tangible products that contain software that is essential to the tangible product's functionality and undelivered software elements that relate to the tangible product's essential software, the Company allocates revenue to all deliverables based on their relative selling prices. In such circumstances, the new accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows: (i) vendor-specific objective evidence of fair value ("VSOE"), (ii) third-party evidence of selling price ("TPE"), and (iii) best estimate of the selling price ("ESP"). VSOE generally exists only when the Company sells the deliverable separately and is the price actually charged by the Company for that deliverable. In addition to the products listed below, the Company has offered certain other products that involve multiple-element arrangements that are immaterial.

In 2010, Garmin began offering PNDs with lifetime map updates (LMU) bundled in the original purchase price. Similar to nüMaps Lifetime™ which was introduced in January 2009, this enables customers to download the latest map and point of interest information every quarter for the useful life of their PND. The Company has identified two deliverables contained in arrangements involving the sale of PNDs including LMU. The first deliverable is the hardware and software essential to the functionality of the hardware device delivered at the time of sale, and the second deliverable is the LMU. The Company has allocated revenue between these two deliverables using the relative selling price method determined primarily using VSOE. Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale provided the other conditions for revenue recognition have been met. The revenue and associated cost of royalties allocated to the LMU are deferred and recognized on a straight-line basis over the estimated 36-month life of the products.

In addition, Garmin offers PNDs with premium traffic bundled in the original purchase price in the European market. The Company has identified two deliverables contained in arrangements involving the sale of PNDs including premium traffic. The first deliverable is the hardware and software essential to the functionality of the hardware device delivered at the time of sale, and the second deliverable is the premium traffic service. The Company has allocated revenue between these two deliverables using the relative selling price method determined using VSOE. Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale provided the other conditions for revenue recognition have been met. The revenue and associated cost allocated to the premium traffic service are deferred and recognized on a straight-line basis over the estimated 36-month life of the products.

In 2009 and 2010 respectively, Garmin introduced the nüvi 1690 and 1695, premium PNDs with a built-in wireless module that lets customers access Garmin's nüLink!™ service, which provides direct links to certain online information. The Company has identified two deliverables contained in arrangements involving the sale of the nüvi 1690 and 1695. The first deliverable is the hardware and software essential to the functionality of the hardware device delivered at the time of sale, and the second deliverable is the nüLink service. The Company has allocated revenue between these two deliverables using the relative selling price method determined using VSOE. Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale provided the other conditions for revenue recognition have been met. The revenue and associated cost allocated to the nüLink services are deferred and recognized on a straight-line basis over the 24-month life of the service.

Garmin records estimated reductions to revenue for customer sales programs returns and incentive offerings including rebates, price protection (product discounts offered to retailers to assist in clearing older products from their inventories in advance of new product releases), promotions and other volume-based incentives. The reductions to revenue are based on estimates and judgments using historical experience and expectation of future conditions. Changes in these estimates could negatively affect Garmin's operating results. These incentives are reviewed periodically and, with the exceptions of price protection and certain other promotions, are accrued for on a percentage of sales basis. If market conditions were to decline, Garmin may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

The Company records reductions to revenue for expected future product returns based on the Company's historical experience.

Deferred Revenues and Costs

At December 25, 2010 and December 26, 2009, the Company had deferred revenues totaling $197,787 and $66,484, respectively, and related deferred costs totaling $44,738 and $13,310, respectively.

The deferred revenues and costs are recognized over their estimated economic lives of two to three years on a straight-line basis. In the next three years, the gross margin recognition of deferred revenue and cost for the currently deferred amounts is estimated to be $69,623, $56,617, and $26,809, respectively.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold in the accompanying consolidated financial statements.

Product Warranty

The Company provides for estimated warranty costs at the time of sale. The warranty period is generally for one year from date of shipment with the exception of certain aviation products for which the warranty period is two years from the date of installation and certain marine products for which the warranty period is three years from the date of shipment.

Sales Programs

The Company provides certain monthly and quarterly incentives for its dealers and distributors based on various factors including dealer purchasing volume and growth. Additionally, from time to time, the Company provides rebates to end users on certain products. Estimated rebates and incentives payable to dealers and distributors are regularly reviewed and recorded as accrued expenses on a monthly basis. In addition, the Company provides dealers and distributors with product discounts to assist these customers in clearing older products from their inventories in advance of new product releases. Each discount is tied to a specific product and can be applied to all customers who have purchased the product or a special discount may be agreed to on an individual customer basis. These rebates, incentives, and discounts are recorded as reductions to net sales in the accompanying consolidated statements of income in the period the Company has sold the product.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense amounted to approximately $144,613, $155,521, and $208,177 for the years ended December 25, 2010, December 26, 2009, and December 27, 2008, respectively.

Research and Development

A majority of the Company's research and development is performed in the United States. Research and development costs, which are expensed as incurred, amounted to approximately $277,261, $238,378, and $206,109 for the years ended December 25, 2010, December 26, 2009, and December 27, 2008, respectively.

Customer Service and Technical Support

Customer service and technical support costs are included as selling, general and administrative expenses in the accompanying consolidated statements of operations. Customer service and technical support costs include costs associated with performing order processing, answering customer inquiries by telephone and through Web sites, e-mail and other electronic means, and providing free technical support assistance to customers. The technical support is provided within one year after the associated revenue is recognized. The related cost of providing this free support is not material.

Software Development Costs

The FASB ASC topic entitled *Software* requires companies to expense software development costs as they incur them until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers. Our capitalized software development costs are not significant as the time elapsed from working model to release is typically short. As required by the *Research and Development* topic of the FASB ASC, costs we incur to enhance our existing products or after the general release of the service using the product are expensed in the period they are incurred and included in research and development costs in the accompanying consolidated statements of operations.

Accounting for Stock-Based Compensation

The Company currently sponsors three stock based employee compensation plans. The FASB ASC topic entitled *Compensation – Stock Compensation* requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including employee stock options and restricted stock based on estimated fair values. See Note 9.

Accounting guidance requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as stock-based compensation expenses over the requisite service period in the Company's consolidated financial statements.

As stock-based compensation expenses recognized in the accompanying consolidated statement of income are based on awards ultimately expected to vest, they have been reduced for estimated forfeitures. Accounting guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and management's estimates.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which is included in the ASC Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. ASU 2010-06 also requires disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. Except as otherwise provided, ASU 2010-06 is effective for interim and annual reporting periods beginning after

December 15, 2009. The adoption of this standard did not have a material effect on the Company's financial statements.

In February 2010, the FASB issued ASU No. 2010-09, "Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"), which is included in ASC Topic 855 (Subsequent Events). ASU 2010-09 clarifies that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued. ASU 2010-09 was effective upon the issuance of the final update and did not have a significant impact on the Company's financial statements.

3. Marketable Securities

The FASB ASC topic entitled *Fair Value Measurements and Disclosures* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The accounting guidance classifies the inputs used to measure fair value into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liability
Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets
Level 3	Unobservable inputs for the asset or liability

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

For fair value measurements using significant unobservable inputs, an independent third party provided the valuation. The inputs used in the valuations used the following methodology. The collateral composition was used to estimate Weighted Average Life based on historical and projected payment information. Cash flows were projected for the issuing trusts, taking into account underlying loan principal, bonds outstanding, and payout formulas. Taking this information into account, assumptions were made as to the yields likely to be required, based upon then current market conditions for comparable or similar term Asset Based Securities as well as other fixed income securities.

Assets and liabilities measured at estimated fair value on a recurring basis are summarized below:

	Fair Value Measurements as of December 25, 2010			
Description	Total	Level 1	Level 2	Level 3
Available for-sale securities	$ 781,257	$ 781,257	$ -	$ -
Failed Auction rate securities	20,562	-	-	20,562
Total	$ 801,819	$ 781,257	$ -	$ 20,562

Description	Fair Value Measurements as of December 26, 2009			
	Total	Level 1	Level 2	Level 3
Available for-sale securities	$ 695,795	$ 695,795	$ -	$ -
Failed Auction rate securities	70,252	-	-	70,252
Total	$ 766,047	$ 695,795	$ -	$ 70,252

All Level 3 investments have been in a continuous unrealized loss position for 12 months or longer. However, it is the Company's intent to hold these securities until they recover their value. For assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period, the accounting guidance requires a reconciliation of the beginning and ending balances, separately for each major category of assets. The reconciliation is as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	Year Ended December 25, 2010	Year Ended December 26, 2009
Beginning balance of auction rate securities	$ 70,252	$ 71,303
Total unrealized gains included in other comprehensive income	16,410	99
Purchases in and/or sales out of Level 3	(66,100)	(1,150)
Transfers in and/or out of Level 3	-	-
Ending balance of auction rate securities	$ 20,562	$ 70,252

The following is a summary of the company's marketable securities classified as available-for-sale securities at December 25, 2010:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Other Than Temporary Impairment	Estimated Fair Value (Net Carrying Amount)
Mortgage-backed securities	$ 527,249	$ 1,913	$ (1,519)	$ -	$ 527,643
Auction Rate Securities	25,599	-	(5,038)	-	20,561
Obligations of states and political subdivisions	160,618	347	(3,340)	-	157,625
U.S. corporate bonds	54,348	637	(185)	(1,274)	53,526
Other	39,838	2,626	-	-	42,464
Total	$ 807,652	$ 5,523	$ (10,082)	$ (1,274)	$ 801,819

The following is a summary of the company's marketable securities classified as available-for-sale securities at December 26, 2009:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Other Than Temporary Impairment	Estimated Fair Value (Net Carrying Amount)
Mortgage-backed securities	$ 515,200	$ 2,682	$ (4,674)	$ -	$ 513,208
Auction Rate Securities	91,700	-	(21,448)	-	70,252
Obligations of states and political subdivisions	112,419	908	(181)	-	113,146
U.S. corporate bonds	35,883	768	(701)	(1,274)	34,676
Other	33,903	1,070	(208)	-	34,765
Total	$ 789,105	$ 5,428	$ (27,212)	$ (1,274)	$ 766,047

The cost of securities sold is based on the specific identification method.

The unrealized losses on the Company's investments in 2009 and 2010 were caused primarily by changes in interest rates, specifically, widening credit spreads. The Company's investment policy requires investments to be rated A or better with the objective of minimizing the potential risk of principal loss. The Company does not intend to sell the securities that have an unrealized loss shown in the table above and it is not more likely than not that the Company will be required to sell the investment before recovery of their amortized costs bases, which may be maturity. Therefore, the Company considers the declines to be temporary in nature. Fair values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company's ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery in market value. During 2009 and 2010, the Company did not record any material impairment charges on its outstanding securities.

The amortized cost and estimated fair value of marketable securities at December 25, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less (2011)	$ 24,314	$ 24,418
Due after one year through five years (2012-2016)	196,567	195,604
Due after five years through ten years (2017-2021)	229,761	224,395
Due after ten years (2022 and thereafter)	322,681	320,779
Other (No contractual maturity dates)	34,329	36,623
	$ 807,652	$ 801,819

For certain of the Company's financial instruments, including accounts receivable, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

4. Commitments and Contingencies

Rental expense related to office, equipment, warehouse space and real estate amounted to $11,768, $10,293, and $8,419 for the years ended December 25, 2010, December 26, 2009, and December 27, 2008, respectively.

Future minimum lease payments are as follows:

Year	Amount
2011	$ 10,397
2012	9,430
2013	8,307
2014	7,172
2015	5,033
Thereafter	4,581
Total	$ 44,920

Certain cash balances of GEL are held as collateral by a bank securing payment of the United Kingdom value-added tax requirements. The total amount of restricted cash balances were $1,277 and $2,047 at December 25, 2010 and December 26, 2009, respectively.

In the normal course of business, the Company and its subsidiaries are parties to various legal claims, actions, and complaints, including matters involving patent infringement and other intellectual property claims and various other risks. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or if not, what the impact might be. However, the Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

5. Employee Benefit Plans

GII sponsors a defined contribution employee retirement plan under which its employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code maximum limitations and to which GII contributes a specified percentage of each participant's annual compensation up to certain limits as defined in the Plan. Additionally, GEL has a defined contribution plan under which its employees may contribute up to 7.5% of their annual compensation. Both GII and GEL contribute an amount determined annually at the discretion of the Board of Directors. During the years ended December 25, 2010, December 26, 2009, and December 27, 2008, expense related to these plans of $17,952, $16,399, and $14,927 was charged to operations.

Certain of the Company's foreign subsidiaries participate in local defined benefit pension plans. Contributions are calculated by formulas that consider final pensionable salaries. Neither obligations nor contributions for the years ended December 25, 2010, December 26, 2009, and December 27, 2008, were significant.

6. Income Taxes

The Company's income tax provision (benefit) consists of the following:

	Fiscal Year Ended		
	December 25, 2010	December 26, 2009	December 27, 2008
Federal:			
Current	($46,674)	$104,186	$90,655
Deferred	284	(12,021)	23,639
	(46,390)	92,165	114,294
State:			
Current	3,929	5,381	1,318
Deferred	(257)	(947)	1,090
	3,672	4,434	2,408
Foreign:			
Current	31,109	18,469	44,279
Deferred	4,278	(10,367)	20,537
	35,387	8,102	64,816
Total	($7,331)	$104,701	$181,518

The income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The sources and tax effects of the differences, including the impact of establishing tax contingency accruals, are as follows:

	December 25, 2010	December 26, 2009	December 27, 2008
Federal income tax expense at U.S. statutory rate	$202,045	$287,228	$332,278
State income tax expense, net of federal tax effect	2,482	2,604	2,030
Foreign tax rate differential	(115,633)	(219,482)	(233,928)
Taiwan tax holiday benefit	(13,536)	(18,556)	(24,904)
Net change in uncertain tax postions	(102,100)	41,400	87,800
Other foreign taxes less incentives and credits	26,707	10,379	20,428
Other, net	(7,296)	1,128	(2,186)
Income tax expense	($7,331)	$104,701	$181,518

The Company's income before income taxes attributable to non-U.S. operations was $413,550, $678,868, and $823,364, for the years ended December 25, 2010, December 26, 2009, and December 27, 2008, respectively. The Taiwan tax holiday benefits included in the table above reflect $0.07, $0.09, and $0.12 per weighted-average common share outstanding for the years ended December 25, 2010, December 26, 2009, and December 27, 2008, respectively. The Company currently expects to benefit from these Taiwan tax holidays through 2015, at which time these tax benefits might expire.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 25, 2010	December 26, 2009
Deferred tax assets:		
Product warranty accruals	$1,646	$1,642
Allowance for doubtful accounts	11,572	15,346
Inventory reserves	5,749	10,145
Sales program allowances	9,080	12,902
Reserve for sales returns	2,715	-
Other accruals	5,684	5,293
Unrealized intercompany profit in inventory	2,792	12,967
Unrealized foreign currency loss	266	248
Stock option compensation	40,785	31,034
Tax credit carryforwards, net	48,784	36,834
Amortization	28,431	-
Deferred revenue	10,671	121
Net operating losses of subsidiaries	11,583	3,480
Other	3,750	3,211
Valuation allowance related to loss carryforward and tax credits	(51,352)	(35,617)
	132,156	97,606
Deferred tax liabilities:		
Depreciation	16,030	13,839
Prepaid expenses	4,145	2,014
Book basis in excess of tax basis for acquired entities	6,604	11,201
Unrealized investment gain	5,951	833
Marketable securities	3,038	-
Other	933	202
	36,701	28,089
Net deferred tax assets	$95,455	$69,517

The Company recognized a $29,615 deferred tax asset during 2010 for the future tax benefit of the fair market value step-up in basis of intangible assets related to the redomestication to Switzerland and local statutory tax reporting requirements. The deferred tax asset was recognized as an increase to Additional Paid-In Capital in 2010.

At December 25, 2010, the Company had $48,784 million of tax credit carryover which includes $46,234 of Taiwan surtax credit with no expiration. There is a full valuation allowance for the Taiwan surtax credits. Additionally, the Company had $479 in Taiwan investment credit which will expire in 2012. The valuation allowance increased by $15,735 during 2010 including $12,109 related to Taiwan surtax credits.

7. Fair Value of Financial Instruments

As required by the *Financial Instruments* topic of the FASB ASC, the following summarizes required information about the fair value of certain financial instruments for which it is currently practicable to estimate such value. None of the financial instruments are held or issued for trading purposes. The carrying amounts and fair values of the Company's financial instruments are as follows:

	December 25, 2010		December 26, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$1,260,936	$1,260,936	$1,091,581	$1,091,581
Restricted cash	1,277	1,277	2,047	2,047
Marketable securities	801,819	801,819	766,047	766,047

For certain of the Company's financial instruments, including accounts receivable, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

8. Segment Information

The Company operates within its targeted markets through four reportable segments, those being related to products sold into the marine, automotive/mobile, outdoor/fitness, and aviation markets. For external reporting purposes, we aggregate operating segments which have similar economic characteristics, products, production processes, types or classes of customers and distribution methods into reportable segments. All of the Company's reportable segments offer products through the Company's network of independent dealers and distributors as well as through OEM's. However, the nature of products and types of customers for the four reportable segments vary significantly. The Company's marine, automotive/mobile, and outdoor/fitness segments include portable global positioning system (GPS) receivers and accessories sold primarily to retail outlets. These products are produced primarily by the Company's subsidiary in Taiwan. The Company's aviation products are portable and panel mount avionics for Visual Flight Rules and Instrument Flight Rules navigation and are sold primarily to aviation dealers and certain aircraft manufacturers.

The Company's Chief Executive Officer has been identified as the Chief Operating Decision Maker (CODM). The CODM evaluates performance and allocates resources based on income before income taxes of each segment. Income before income taxes represents net sales less operating expenses including certain allocated general and administrative costs, interest income and expense, foreign currency adjustments, and other non-operating corporate expenses. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no inter-segment sales or transfers.

The identifiable assets associated with each reportable segment reviewed by the CODM include accounts receivable and inventories. The Company does not report property and equipment, intangible assets, depreciation and amortization, or capital expenditures by segment to the CODM.

Revenues, interest income and interest expense, income before income taxes, and identifiable assets for each of the Company's reportable segments are presented below:

	Fiscal Year Ended December 25, 2010				
	Aviation	Outdoor/ Fitness	Marine	Auto/ Mobile	Total
Net sales to external customers	$262,520	$559,592	$198,860	$1,668,939	$2,689,911
Allocated interest income	1,251	3,879	1,624	18,225	24,979
Allocated interest expense	(122)	(259)	(92)	(773)	(1,246)
Income before income taxes	71,482	237,472	62,431	205,887	577,272
Assets:					
Accounts receivable	72,927	155,453	55,243	463,626	747,249
Inventories	37,825	80,629	28,653	240,470	387,577

	Fiscal Year Ended December 26, 2009				
	Aviation	Outdoor/ Fitness	Marine	Auto/ Mobile	Total
Net sales to external customers	$245,745	$468,924	$177,644	$2,054,127	$2,946,440
Allocated interest income	737	1,836	1,469	19,477	23,519
Allocated interest expense	0	0	0	0	0
Income before income taxes	56,595	206,042	57,430	488,584	808,651
Assets:					
Accounts receivable	72,904	139,114	52,701	609,391	874,110
Inventories	25,850	49,326	18,687	216,075	309,938

	Fiscal Year Ended December 27, 2008				
	Aviation	Outdoor/ Fitness	Marine	Auto/ Mobile	Total
Net sales to external customers	$323,406	$427,783	$204,477	$2,538,411	$3,494,077
Allocated interest income	957	5,006	1,867	27,705	35,535
Allocated interest expense	(109)	(23)	(104)	(371)	(607)
Income before income taxes	118,737	165,986	63,904	565,739	914,366
Assets:					
Accounts receivable	68,615	90,761	43,383	538,562	741,321
Inventories	39,366	52,071	24,890	308,985	425,312

Net sales, long-lived assets (property and equipment), and net assets by geographic area are as follows as of and for the years ended December 25, 2010, December 26, 2009, and December 27, 2008:

	North America	Asia	Europe	Total
December 25, 2010				
Net sales to external customers	$ 1,646,590	$ 220,478	$ 822,843	$ 2,689,911
Long lived assets	231,569	146,859	49,377	427,805
Net assets (1)	1,149,826	1,719,769	179,967	3,049,562
December 26, 2009				
Net sales to external customers	$ 1,972,451	$ 149,920	$ 824,069	$ 2,946,440
Long lived assets	233,573	153,878	53,887	441,338
Net assets (1)	1,177,849	1,467,903	190,695	2,836,447
December 27, 2008				
Net sales to external customers	$ 2,333,585	$ 144,740	$ 1,015,752	$ 3,494,077
Long lived assets	221,158	168,528	55,566	445,252
Net assets (1)	687,638	1,371,240	166,976	2,225,854

(1) Majority of assets held in the United States and Taiwan.

Best Buy, a customer in the outdoor/fitness, marine, and auto/mobile segments, accounted for less than 10%, 13.4% and 12.0% of the Company's consolidated net sales in the years ended December 25, 2010, December 26, 2009, and December 27, 2008, respectively.

9. Stock Compensation Plans

Accounting for Stock-Based Compensation

The various Company stock compensation plans are summarized below. For all Stock Compensation Plans, the company's policy is to issue Treasury Shares or purchase shares on the open market for option/SAR exercises, RSU releases and ESPP purchases.

2005 Equity Incentive Plan

In June 2005, the shareholders adopted an equity incentive plan (the "2005 Plan") providing for grants of incentive and nonqualified stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs") and/or performance shares to employees of the Company and its subsidiaries, pursuant to which up to 10,000,000 common shares were available for issuance. The stock options and stock appreciation rights vest evenly over a period of five years or as otherwise determined by the Board of Directors or the Compensation Committee and generally expire ten years from the date of grant, if not exercised. During 2010, 2009, and 2008, the Company granted 0, 0, and 1,454,050 stock appreciation rights, respectively. During 2010, 2009, and 2008, 494,995, 470,950, and 1,043,800 restricted stock units were granted under the 2005 Plan. In 2010, 2009, and 2008, 20,000, 30,000, and 0 performance shares were also granted under the 2005 Plan.

2000 Equity Incentive Plan

In October 2000, the shareholders adopted an equity incentive plan (the "2000 Plan") providing for grants of incentive and nonqualified stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs") and/or performance shares to employees of the Company and its subsidiaries, pursuant to which up to 7,000,000 common shares were available for issuance. The stock options and stock appreciation rights vest evenly over a period of five years or as otherwise determined by the Board of Directors or the Compensation Committee and generally expire ten years from the date of grant, if not exercised. The Company did not grant any stock awards from the 2000 Plan in 2010, 2009 or 2008.

2000 Non-employee Directors' Option Plan

Also in October 2000, the stockholders adopted a stock option plan for non-employee directors (the Directors Plan) providing for grants of options for up to 100,000 common shares. The term of each award is ten years. All awards vest evenly over a three-year period. During 2010, 2009, and 2008, options to purchase 23,924, 34,648, and 15,696 shares, respectively, were granted under this plan. In 2009, the stockholders approved an additional 150,000 shares to the plan, making the total shares authorized under the plan 250,000.

Stock-Based Compensation Activity

A summary of the Company's stock-based compensation activity and related information under the 2005 Equity Incentive Plan, the 2000 Equity Incentive Plan and the 2000 Non-employee Directors' Option Plan for the years ended December 25, 2010, December 26, 2009, and December 27, 2008 is provided below:

	Stock Options and SARs	
	Weighted-Average Exercise Price	**Number of Shares**
		(In Thousands)
Outstanding at December 29, 2007 (3,111 Exercisable at $23.21)	$46.82	9,531
Granted	$51.00	1,470
Exercised	$22.35	(226)
Forfeited	$53.89	(249)
Outstanding at December 27, 2008 (4,656 Exercisable at $33.27)	$47.76	10,526
Granted	$23.09	35
Exercised	$18.08	(278)
Forfeited	$59.55	(174)
Outstanding at December 26, 2009 (6,148 Exercisable at $39.37)	$48.28	10,109
Granted	**$33.44**	**24**
Exercised	**$15.52**	**(826)**
Forfeited	**$62.57**	**(221)**
Outstanding at December 25, 2010	**$50.87**	**9,086**
Exercisable at December 25, 2010	**$45.95**	**6,761**
Expected to vest after December 25, 2010	**$65.19**	**2,299**

Exercise Price	Options Outstanding	Remaining Life (Years)	Options Exercisable
	(In Thousands)		*(In Thousands)*
$8.00 -$20.00	1,180	2.93	1,177
$20.01 - $40.00	1,871	4.26	1,825
$40.01 - $60.00	3,440	6.34	2,199
$60.01 - $80.00	1,266	6.39	761
$80.01 - $100.00	3	5.05	2
$100.01 - $120.00	1,323	6.87	795
$120.01 - $140.00	3	5.49	2
	9,086	5.55	6,761

Stock Options and SARs as of December 25, 2010

Restricted Stock Units

	Weighted-Average Grant Price	Number of Shares
		(In Thousands)
Outstanding at December 29, 2007	-	-
Granted	$19.59	1,044
Released/Vested	-	-
Cancelled	$19.59	(1)
Outstanding at December 27, 2008	$19.59	1,043
Granted	$29.79	501
Released/Vested	$19.59	(204)
Cancelled	$19.63	(24)
Outstanding at December 26, 2009	$23.47	1,316
Granted	**$30.29**	**515**
Released/Vested	**$23.02**	**(291)**
Cancelled	**$23.32**	**(37)**
Outstanding at December 25, 2010	**$25.90**	**1,503**

The weighted-average remaining contract life for stock options and SARs outstanding and exercisable at December 25, 2010 is 5.55 and 5.14 years, respectively. The weighted-average remaining contract life of restricted stock units at December 25, 2010 was 2.39 years.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2010, 2009, and 2008:

	2010	2009	2008
Weighted average fair value of options granted	$8.99	$7.32	$18.47
Expected volatility	0.4178	0.4286	0.3845
Dividend yield	4.94%	2.42%	3.75%
Expected life of options in years	6.3	6.2	6.0
Risk-free interest rate	2.5%	3.0%	1.6%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted-average fair value for all awards granted during 2010, 2009, and 2008 was $29.09, $29.20, and $37.96, respectively.

The total fair value of awards vested during 2010, 2009, and 2008 was $41,249, $41,527, and $35,384, respectively. The aggregate intrinsic values of options and SARs outstanding and exercisable at December 25, 2010 were $21,723 and $21,563, respectively. The aggregate intrinsic value of options and SARs exercised during the year ended December 25, 2010 was $12,259. The aggregate intrinsic value of RSUs outstanding at December 25, 2010 was $45,645. The aggregate intrinsic value of RSUs released during the year ended December 25, 2010 was $8,828. Aggregate intrinsic value represents the positive difference between the Company's closing stock price on the last trading day of the fiscal period, which was $30.36 on December 25, 2010, and the exercise price multiplied by the number of options exercised. As of December 25, 2010, there was $83,559 of total unrecognized compensation cost related to unvested share-based compensation awards granted to employees under the stock compensation plans. That cost is expected to be recognized over the weighted average remaining contractual term.

Employee Stock Purchase Plan

The shareholders also adopted an employee stock purchase plan (ESPP). Up to 4,000,000 shares of common stock have been reserved for the ESPP with shareholders approving an additional 2,000,000 shares in May 2010. Shares will be offered to employees at a price equal to the lesser of 85% of the fair market value of the stock on the date of purchase or 85% of the fair market value on the enrollment date. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2010, 2009, and 2008, 349,173, 209,416, and 362,902 shares, respectively were purchased under the plan for a total purchase price of $8,134, $3,874, and $8,782, respectively. During 2010, the purchases were made on the open market. At December 25, 2010, approximately 2,075,284 shares were available for future issuance.

10. Earnings Per Share

The following table sets forth the computation of basic and diluted net income per share:

	Fiscal Year Ended		
	December 25, 2010	December 26, 2009	December 27, 2008
Numerator (in thousands):			
Numerator for basic and diluted net income per share - net income	$584,603	$703,950	$732,848
Denominator (in thousands):			
Denominator for basic net income per share - weighted-average common shares	196,979	200,395	208,993
Effect of dilutive securities - employee stock-based awards	1,030	766	1,687
Denominator for diluted net income per share - weighted-average common shares	198,009	201,161	210,680
Basic net income per share	$2.97	$3.51	$3.51
Diluted net income per share	$2.95	$3.50	$3.48

Options to purchase 6,192,043, 7,814,000, and 5,846,000 common shares were outstanding during 2010, 2009, and 2008, respectively, but were not included in the computation of diluted earnings per share because the effect was antidilutive.

11. Share Repurchase Program

The Board of Directors approved a share repurchase program on February 12, 2010, authorizing the Company to purchase up to $300,000 of its common shares as market and business conditions warrant on the open market or in negotiated transactions in compliance with the SEC's Rule 10b-18. The share repurchase authorization expires on December 31, 2011. As of December 25, 2010, the Company had repurchased 7,366,646 shares using cash of $223,149. There remains approximately $76,851 available for repurchase under this authorization.

The Board of Directors approved a share repurchase program on October 22, 2008, authorizing the Company to purchase up to $300 million of its common shares as market and business conditions warrant. The share repurchase authorization expired on December 31, 2009. From inception to expiration, $60 million of common shares were repurchased and retired under this plan.

The Board of Directors approved a share repurchase program on June 6, 2008, authorizing the Company to purchase up to 10,000,000 of its common shares as market and business conditions warrant. The share repurchase authorization expired on December 31, 2009. During fiscal 2008, 10,000,000 shares were repurchased and retired under this plan.

The Board of Directors approved a share repurchase program on February 4, 2008, authorizing the Company to purchase up to 5,000,000 of its common shares as market and business conditions warrant. The share repurchase authorization expired on December 31, 2009. During fiscal 2008, 5,000,000 shares were repurchased and retired under this plan.

12. Redomestication

The redomestication effectively changed the place of incorporation of the ultimate parent holding company of Garmin from the Cayman Islands to Switzerland.

The redomestication involved several steps. On February 9, 2010, Garmin Ltd. (Cayman) formed Garmin Ltd. (Switzerland) as a direct subsidiary. On April 6, 2010, Garmin Ltd. (Cayman) petitioned the Cayman Court to order, among other things, the calling of a meeting of Garmin Ltd. (Cayman) common shareholders to approve a scheme of arrangement. On April 7, 2010, the Cayman Court ordered us to seek shareholder approval of the scheme of arrangement. On May 20, 2010 we obtained the necessary shareholder approval. On June 4, 2010, a hearing was held by the Cayman Court and at which hearing the Cayman Court was asked to and did approve the scheme of arrangement. The scheme of arrangement became effective at 3:00 a.m., Cayman Islands time, on Sunday, June 27, 2010 (the "Transaction Time").

At and shortly following the Transaction Time, the following steps occurred:

1. all issued and outstanding Garmin Ltd. (Cayman) common shares were transferred to Garmin Ltd. (Switzerland); and
2. in consideration, Garmin Ltd. (Switzerland) (a) issued registered shares (on a one-for-one basis) to the holders of the Garmin Ltd. (Cayman) common shares that were transferred to Garmin Ltd. (Switzerland), and (b) increased the par value of the 10,000,000 shares of Garmin Ltd. (Switzerland) issued to Garmin Ltd. (Cayman) in connection with the formation of Garmin Ltd. (Switzerland) (the "Formation Shares") to the same par value as the shares of Garmin Ltd. (Switzerland) issued to the Garmin Ltd. (Cayman) shareholders. The Formation Shares were subsequently transferred by Garmin Ltd. (Cayman) to its subsidiary, Garmin Luxembourg S.à r.l. for future use to satisfy our obligations to deliver shares in connection with awards granted under our equity incentive plans for employees and other general corporate purposes.

As a result of the redomestication, the shareholders of Garmin Ltd. (Cayman) became shareholders of Garmin Ltd. (Switzerland), and Garmin Ltd. (Cayman) became a subsidiary of Garmin Ltd. (Switzerland). In addition, Garmin Ltd. (Switzerland) assumed, on a one-for-one basis, Garmin Ltd. (Cayman)'s existing obligations in connection with awards granted under Garmin Ltd. (Cayman)'s equity incentive plans and other similar equity awards. Any stock options, stock appreciation rights, restricted stock units or performance shares issued by Garmin Ltd. (Cayman) that are convertible, exchangeable or exercisable into common shares of Garmin Ltd. (Cayman) became convertible, exchangeable or exercisable, as the case may be, into registered shares of Garmin Ltd. (Switzerland).

Subsequently on July 26, 2010, Garmin Ltd. (Cayman) relocated its registered office to Switzerland and changed its name to Garmin Switzerland GmbH. The reported capitalization of the Company also changed to that of Garmin Ltd. (Switzerland). Accordingly, common stock was increased by $1,796,448 to $1,797,435 (198,077,418 shares * CHF 10/ USD 9.0744), and retained earnings was reduced by the same amount.

The summary of the components of authorized shares at December 25, 2010 is as follows:

	Outstanding Shares	Treasury Shares	Issued Shares[1]	Conditional Capital	Authorized Capital
Components of authorized shares					
December 25, 2010	194,358,038	13,719,380 [2]	208,077,418 [2,3]	104,038,709 [4]	104,038,709 [4]

[1] Shares at CHF 10 par value (USD 9.0744)

[2] Includes 10,000,000 formation shares at USD 0 historical cost

[3] The par value of the share capital presented on the face of the balance sheet and in the consolidated statements of stockholders equity excludes the par value of the 10,000,000 formation shares.

[4] Up to 104,038,709 conditional shares may be issued through the exercise of option rights which are granted to Garmin employees and/or members of its Board of Directors. In addition, the Board of Directors is authorized to issue up to 104,038,709 additional shares no later than June 27, 2012.

The general terms of Garmin Ltd. (Switzerland)'s capitalization (rights of shareholders, limitations on dividends, etc.) may be found in the proxy statement and Form 8-A/A registration statement filed with the SEC on April 9, 2010 and June 28, 2010, respectively.

13. Warranty Reserves

The Company's products sold are generally covered by a warranty for periods ranging from one to two years. The Company's estimate of costs to service its warranty obligations are based on historical experience and expectation of future conditions and are recorded as a liability on the balance sheet. The following reconciliation provides an illustration of changes in the aggregate warranty reserve:

	Fiscal Year Ended		
	December 25, 2010	**December 26, 2009**	**December 27, 2008**
Balance - beginning of period	**$87,424**	$87,408	$71,636
Change in accrual for products sold in prior periods	**(42,776)**	-	-
Accrual for products sold during the period	**93,172**	164,909	132,644
Expenditures	**(87,935)**	(164,893)	(116,872)
Balance - end of period	**$49,885**	$87,424	$87,408

14. Selected Quarterly Information (Unaudited)

	Fiscal Year Ended December 25, 2010			
	Quarter Ending			
	March 27	June 26	September 25 [1]	December 25
Net sales	**$431,067**	**$728,765**	**$692,364**	**$ 837,715**
Gross profit	**230,909**	**391,652**	**344,020**	**379,793**
Net income	**37,329**	**134,816**	**279,552**	**132,906**
Basic net income per share	**$0.19**	**$0.68**	**$1.43**	**$0.67**

	Fiscal Year Ended December 26, 2009			
	Quarter Ending			
	March 28	June 27	September 26	December 26
Net sales	$436,699	$669,104	$781,254	$ 1,059,383
Gross profit	195,995	351,614	409,742	486,760
Net income	48,538	161,871	215,133	278,408
Basic net income per share	$0.24	$0.81	$1.07	$1.39

(1) Net income and Basic net income per share for quarter ending September 25, 2010 include a one-time tax adjustment of ($98.7) million which includes release of uncertain tax position reserves from 2006 to 2008 related to our settlement with the IRS in the US, partially offset by the amount of the settlement for the 2007 tax year in the US and Taiwan surtax expense due to the release of reserves.

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included. These results are not necessarily indicative of future quarterly results.

Other disclosures required by Swiss law:

CHF in Thousands	**2010**
Personnel expenses	484,481

The detailed disclosures regarding the board and executive remuneration that are required by Swiss law are included in Notes 7 and 8 to the Garmin Ltd (Switzerland) Holding Company financial statements.

The fire insurance value of property, equipment, and leasehold improvements amounted to CHF 547,263 as of December 25, 2010.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

(b) Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting are included as Exhibits 31.1, 31.2, 32.1 and 32.2.

Management of the Company assessed the effectiveness of the Company's internal control over financial reporting as of December 25, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework".

Based on such assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 25, 2010.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, issued an attestation report on management's effectiveness of the Company's internal control over financial reporting as of December 25, 2010, as stated in their report which is included herein. That attestation report appears below.

(c) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Garmin Ltd.

We have audited Garmin Ltd.'s internal control over financial reporting as of December 25, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Garmin Ltd.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Garmin Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 25, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Garmin Ltd. and Subsidiaries as of December 25, 2010 and December 26, 2009 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 25, 2010 of Garmin Ltd. and Subsidiaries and our report dated February 23, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Kansas City, Missouri
February 23, 2011

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 25, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Garmin has incorporated by reference certain information in response or partial response to the Items under this Part III of this Annual Report on Form 10-K pursuant to General Instruction G(3) of this Form 10-K and Rule 12b-23 under the Exchange Act. Garmin's definitive proxy statement in connection with its annual meeting of shareholders scheduled for June 3, 2011 (the "Proxy Statement") will be filed with the Securities and Exchange Commission no later than 120 days after December 25, 2010.

(a) Directors of the Company

The information set forth in response to Item 401 of Regulation S-K under the headings "Proposal 1 - Election of Two Directors" and "The Board of Directors" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

(b) Executive Officers of the Company

The information set forth in response to Item 401 of Regulation S-K under the heading "Executive Officers of the Registrant" in Part I of this Form 10-K is incorporated herein by reference in partial response to this Item 10.

(c) Compliance with Section 16(a) of the Exchange Act

The information set forth in response to Item 405 of Regulation S-K under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

(d) Audit Committee and Audit Committee Financial Expert

The information set forth in response to Item 402 of Regulation S-K under the heading "The Board of Directors -- Audit Committee" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

The Audit Committee consists of Gene M. Betts, Charles W. Peffer and Thomas P. Poberezny. Mr. Peffer serves as the Chairman of the Audit Committee. All members of the Audit Committee are "independent" within the meaning of the rules of the SEC and the NASDAQ Marketplace Rules. Garmin's Board of Directors has determined that Mr. Betts and Mr. Peffer, are "audit committee financial experts" as defined by the SEC regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002.

(e) Code of Ethics

Garmin's Board of Directors has adopted the Code of Conduct of Garmin Ltd. and Subsidiaries (the "Code"). The Code is applicable to all Garmin employees including the Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Chief Financial Officer, the Controller and other officers. A copy of the Code is filed as Exhibit 14.1 to this Annual Report on Form 10-K. If any amendments to the Code are made, or any waivers with respect to the Code are granted to the Chief Executive Officer, Chief Financial Officer or Controller, such amendment or waiver will be disclosed in a Form 8-K filed with the Securities and Exchange Commission.

Item 11. Executive Compensation

The information set forth in response to Item 402 of Regulation S-K under the headings "Executive Compensation Matters" and "The Board of Directors – Non-Management Director Compensation" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

The information set forth in response to Item 407(e)(4) of Regulation S-K under the heading "The Board of Directors -- Compensation Committee Interlocks and Insider Participation; Certain Relationships" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

The information set forth in response to Item 407(e)(5) of Regulation S-K under the heading "Executive Compensation Matters – Report of Compensation Committee" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth in response to Item 403 of Regulation S-K under the heading "Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 12.

Equity Compensation Plan Information

The following table gives information as of December 25, 2010 about the Garmin common shares that may be issued under all of the Company's existing equity compensation plans, as adjusted for stock splits.

	A	B	C
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)**
Equity compensation plans approved by shareholders	10,589,930	$50.87	3,614,232
Equity compensation plans not approved by shareholders	--	--	--
Total	10,589,930	$50.87	3,614,232

Table consists of the Garmin Ltd. 2005 Equity Incentive Plan (as Amended and Restated Effective June 5, 2009), the Garmin Ltd. 2000 Equity Incentive Plan, the Garmin Ltd. Amended and Restated 2000 Non-Employee Directors' Option Plan, effective June 5, 2009, and the Garmin Ltd. Amended and Restated Employee Stock Purchase Plan, effective January 1, 2010. The weighted-average exercise price does not reflect the shares that will be issued upon the payment of outstanding awards of RSUs.

The Company has no knowledge of any arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth in response to Item 404 of Regulation S-K under the heading "Compensation Committee Interlocks and Insider Participation; Certain Relationships" in the Proxy Statement is incorporated herein by reference in partial response to this Item 13.

The information set forth in response to Item 407(a) of Regulation S-K under the headings "Proposal One--Election of Two Directors" and "The Board of Directors" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 13.

Item 14. Principal Accounting Fees and Services

The information set forth under the headings "Audit Matters -- Independent Registered Public Accounting Firm Fees" and "Pre-Approval of Services Provided by the Independent Auditor" in the Proxy Statement is hereby incorporated by reference in response to this Item 14.

PART IV

Item 15. Exhibits, and Financial Statement Schedules

(a) List of Documents filed as part of this Report

(1) Consolidated Financial Statements

The consolidated financial statements and related notes, together with the report of Ernst & Young LLP, appear in Part II, Item 8 "Financial Statements and Supplementary Data" of this Form 10-K.

(2) Schedule II Valuation and Qualifying Accounts

All other schedules have been omitted because they are not applicable, are insignificant or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits -- The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

EXHIBIT NUMBER	DESCRIPTION
3.1	Articles of Association, as amended, of Garmin Ltd. (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed on June 28, 2010).
3.2	Organizational Regulations of Garmin Ltd. (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed on June 28, 2010).
10.1	Garmin Ltd. 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-1 filed December 6, 2000 (Commission File No. 333-45514)).
10.2	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan for Employees of Garmin International, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on September 7, 2004).
10.3	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan for Employees of Garmin Corporation (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on September 7, 2004).
10.4	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan for UK-Approved Stock Options for Employees of Garmin (Europe) Ltd. (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed on September 7, 2004).
10.5	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan for Non UK-Approved Stock Options for Employees of Garmin (Europe) Ltd. (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K filed on September 7, 2004).

10.6	Garmin Ltd. 2000 Non-Employee Directors' Option Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form S-1 filed December 6, 2000 (Commission File No. 333-45514)).
10.7	Form of Stock Option Agreement pursuant to the Garmin Ltd. Non-Employee Directors' Option Plan for Non-Employee Directors of Garmin Ltd. (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on September 7, 2004).
10.8	Garmin Ltd. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed August 9, 2006).
10.9	First Amendment to Garmin Ltd. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K filed on March 27, 2002).
10.10	Second Amendment to Garmin Ltd. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on August 13, 2003).
10.11	Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on June 7, 2005).
10.12	Form of Stock Option Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on June 7, 2005).
10.13	Form of Stock Appreciation Rights Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on June 7, 2005).
10.14	Form of Stock Appreciation Rights Agreement pursuant to the Garmin Ltd. 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2007).
10.15	Amended and Restated Garmin Ltd. Employee Stock Purchase Plan effective January 1, 2008 (incorporated by reference to Exhibit 10.15 of the Registrant's Annual Report on Form 10-K filed on February 25, 2009).
10.16	Form of Time Vested Restricted Stock Unit Award Agreement under the Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on December 17, 2008).
10.17	Form of Performance Shares Award Agreement under the Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on December 17, 2008).
10.18	Garmin Ltd. 2009 Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K filed on February 25, 2009).
10.19	Vendor Agreement dated February 27, 2004 between Best Buy Purchasing LLC and Garmin USA, Inc. (incorporated by reference to Exhibit 10.19 of the Registrant's Annual Report on Form 10-K filed on February 25, 2009).

10.20	Best Buy Vendor Program Agreement dated February 29, 2008 (incorporated by reference to Exhibit 10.20 of the Registrant's Annual Report on Form 10-K filed on February 25, 2009).
10.21	Best Buy Vendor Program Agreement and Addendum thereto dated March 30, 2009 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on August 5, 2009).
10.22	Amended and Restated Garmin Ltd. Employee Stock Purchase Plan, effective January 1, 2010 (incorporated by reference to Exhibit 10.22 of the Registrant's Annual Report on Form 10-K filed on February 24, 2010).
10.23	Form of Time Vested Restricted Stock Unit Award Agreement under the Garmin Ltd. 2005 Equity Incentive Plan, as revised by the Registrant's Board of Directors on December 11, 2009 (incorporated by reference to Exhibit 10.22 of the Registrant's Annual Report on Form 10-K filed on February 24, 2010).
10.24	Form of Performance Shares Award Agreement under the Garmin Ltd. 2005 Equity Incentive Plan, as revised by the Registrant's Board of Directors on December 11, 2009 (incorporated by reference to Exhibit 10.22 of the Registrant's Annual Report on Form 10-K filed on February 24, 2010).
10.25	Garmin Ltd. 2005 Equity Incentive Plan (as Amended and Restated Effective June 5, 2009) (incorporated by reference to Schedule 1 of the Registrant's Proxy Statement on Schedule 14A filed on April 21, 2009).
10.26	Garmin Ltd. Amended and Restated 2000 Non-Employee Directors' Option Plan, Effective June 5, 2009 (incorporated by reference to Schedule 2 of the Registrant's Proxy Statement on Schedule 14A filed on April 21, 2009).
10.27	Garmin Ltd. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on June 28, 2010).
10.28	Garmin Ltd. Amended and Restated 2000 Non-Employee Directors' Option Plan (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on June 28, 2010).
10.29	Garmin Ltd. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed on June 28, 2010).
10.30	Garmin Ltd. Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K filed on June 28, 2010).
10.31	Form of Stock Option Agreement pursuant to the Garmin Ltd. Amended and Restated 2000 Non-Employee Directors' Option Plan (incorporated by reference to Exhibit 10.6 of the Registrant's Current Report on Form 8-K filed on June 28, 2010).
10.32	Form of Performance Shares Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 of the Registrant's Current Report on Form 8-K filed on June 28, 2010).

10.33	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for Swiss residents (incorporated by reference to Exhibit 10.8 of the Registrant's Current Report on Form 8-K filed on June 28, 2010).
10.34	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for non-Swiss residents (incorporated by reference to Exhibit 10.9 of the Registrant's Current Report on Form 8-K filed on June 28, 2010).
10.35	Transaction Agreement between Garmin Ltd., a Cayman Islands company, and the Registrant, dated as of May 21, 2010 ((incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on June 28, 2010).
14.1	Code of Conduct of Garmin Ltd. and Subsidiaries
21.1	List of subsidiaries
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney (included in signature page)
31.1	Chief Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Chief Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Chief Executive Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Chief Financial Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 101.INS	XBRL Instance Document
Exhibit 101.SCH	XBRL Taxonomy Extension Schema
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase

(b) Exhibits.

The exhibits listed on the accompanying Exhibit Index in Item 15(a)(3) are filed as part of, or are incorporated by reference into, this Annual Report on Form 10-K.

(c) Financial Statement Schedules.

Reference is made to Item 15(a)(2) above.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Garmin Ltd. and Subsidiaries
(*In thousands*)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 25, 2010:					
Deducted from asset accounts					
Allowance for doubtful accounts	**$36,673**	**($4,476)**	**-**	**($375)**	**$31,822**
Inventory reserve	**38,898**	**5,753**	**-**	**(6,931)**	**37,720**
Deferred tax asset valuation allowance	**35,617**	**15,735**	**-**	**-**	**51,352**
Total	**$111,188**	**$17,012**	**-**	**($7,306)**	**$120,894**
Year Ended December 26, 2009:					
Deducted from asset accounts					
Allowance for doubtful accounts	$42,409	($1,332)	-	($4,404)	$36,673
Inventory reserve	23,204	61,323	-	(45,629)	38,898
Deferred tax asset valuation allowance	34,487	1,468	-	(338)	35,617
Total	$100,100	$61,459	-	($50,371)	$111,188
Year Ended December 27, 2008:					
Deducted from asset accounts					
Allowance for doubtful accounts	$10,246	$32,355	-	($192)	$42,409
Inventory reserve	31,186	24,461	-	(32,443)	23,204
Deferred tax asset valuation allowance	15,491	18,996	-	-	34,487
Total	$56,923	$75,812	-	($32,635)	$100,100

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GARMIN LTD.

By /s/ Min H. Kao
Min H. Kao
Chief Executive Officer

Dated: February 23, 2011

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Min H. Kao and Kevin Rauckman and Andrew R. Etkind, and each of them, as his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 23, 2011.

/s/ Min H. Kao
Min H. Kao
Chairman, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Gene M. Betts
Gene M. Betts
Director

/s/ Kevin Rauckman
Kevin Rauckman
(Principal Financial Officer and Principal Accounting Officer) Chief Financial Officer and Treasurer

/s/Donald H. Eller
Donald H. Eller
Director

/s/ Charles W. Peffer
Charles W. Peffer
Director

/s/ Thomas P. Poberezny
Thomas P. Poberezny
Director

/s/ Clifton A. Pemble
Clifton A Pemble
Director

STATUTORY FINANCIAL STATEMENTS

Garmin Ltd (Switzerland)
Period Ended December 25, 2010

Ernst & Young Ltd
Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

Phone +41 58 286 31 11
Fax +41 58 286 34 65
www.ey.com/ch

To the General Meeting of

Garmin Ltd., Schaffhausen

Zurich, 23 February 2011

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the accompanying financial statements of Garmin Ltd., which comprise the balance sheet, statement of income and notes, for the period from 9 February 2010 to 25 December 2010.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the period from 9 February 2010 to 25 December 2010 comply with Swiss law and the company's articles of incorporation.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Over-sight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

/s/Robin Errico

Robin Errico
Licensed audit expert
(Auditor in charge)

/s/Siro Bonetti

Siro Bonetti
Licensed audit expert

Garmin Ltd

Balance Sheet

(CHF in thousands)

	December 25, 2010
Cash and cash equivalents	193
Accounts receivable - affiliates	4,280
Prepaid expenses	19
Total current assets	4,492
Investment in affiliated companies	9,515,332
Total non-current assets	9,515,332
Total assets	9,519,824
Accounts payable	1
Accounts payable - affiliates	14,109
Accrued expenses	93
Total liabilities	14,203
Share capital	2,080,774
General legal reserve	
- General reserve from capital contribution	6,969,131
- Reserve for treasury stock from capital contribution	465,491
Free reserves - Retained earnings	
- Balance brought forward	-
- Net loss for the year	(9,775)
Total stockholders' equity	9,505,621
Total liabilities and stockholders' equity	9,519,824

Garmin Ltd

Statement of Income

(CHF in thousands)

	Period Ended December 25, 2010
License expense - affiliates	6,487
General and administrative expenses	4,105
Advertising expense	76
Operating expenses	10,668
Other income (expense):	
Foreign currency gains	893
	893
Net loss for the period	9,775

Garmin Ltd

Notes to Statutory Financial Statements

December 25, 2010

(CHF in thousands, except share and per share information and where otherwise indicated)

1. General

Garmin Ltd (the Company) is the parent company of the Garmin Group whose consolidated financial statements include 100 percent of the assets, liabilities, revenues, expenses, income and cash flows of Garmin Ltd and subsidiaries in which the Company has a controlling interest, as if the Company and its subsidiaries were a single company. The consolidated financial statements are of overriding importance for the purpose of the economic and financial assessment of the Company.

The Company was incorporated on February 9, 2010 and therefore these financial statements cover the period from February 9, 2010 through December 25, 2010. The Company has adopted a 52-53-week period ending on the last Saturday of the calendar year. Due to the fact that there are not exactly 52 weeks in a calendar year and there is slightly more than one additional day per year (not including the effects of a leap year) in each calendar year as compared to a 52-week fiscal year, the Company will have a fiscal year comprising 53 weeks in certain fiscal years, as determined by when the last Saturday of the calendar year occurs.

Summary of significant accounting policies

Exchange rate differences — The Company keeps its accounting records in U.S. Dollars (USD) and translates them into Swiss Francs (CHF) for statutory reporting purposes. Assets and liabilities denominated in foreign currencies are translated into CHF using the year-end rates of exchange, except investments in affiliates and the Company's equity (other than current-year transactions), which are translated at historical rates. Income statement transactions are translated into Swiss francs at the average rate of the year. Exchange differences arising from business transactions are recorded in the income statement, except for net unrealized gains, which are deferred and recorded in other current liabilities. Exchange differences arising from the translation of the financial statements in USD to CHF are recorded in the income statement.

Investments in affiliates — Investments in affiliates are recorded at historical cost less adjustment for impairment of value.

2. Investment in Directly Held Affiliates

Company Name	Purpose	Domicile	Share Capital	Ownership Interest
Garmin Coöperatief U.A.	Holding	Netherlands	n/a[1]	100%
Garmin Switzerland GmbH	Operating	Switzerland	CHF 1,249,200,000	100%

[1] No shares have been issued as Dutch cooperatives have membership interests rather than shares.

3. Stockholders' Equity

CHF in Thousands	Share Capital	General reserve from capital contribution	Reserve for Treasury Stock from capital contribution	Balance brought forward	Net loss for the period	Total
Initial Capital Contribution	100					100
Capital Increase (re-domestication) [1]	2,080,674	7,081,762	352,860			9,515,296
Treasury Share Transactions		(112,631)	112,631			-
Net loss for the period					(9,775)	(9,775)
Balance as of December 25, 2010	2,080,774	6,969,131	465,491	-	(9,775)	9,505,621

[1] Refer to note 4 for details

The summary of the components of authorized shares at December 25, 2010 is as follows:

Components of authorized shares	Outstanding Shares	Treasury Shares	Issued Shares[1]	Conditional Capital	Authorized Capital
December 25, 2010	194,358,038	13,719,380 [2]	208,077,418	104,038,709 [3]	104,038,709 [3]

[1] Shares at CHF 10 par value

[2] Includes 10,000,000 formation shares, refer to note 4 for details

[3] Up to 104,038,709 conditional shares may be issued through the exercise of option rights which are granted to Garmin employees and/or members of its Board of Directors. In addition, the Board of Directors is authorized to issue up to 104,038,709 additional shares no later than June 27, 2012.

4. Treasury Shares

At December 25, 2010, the Company's affiliates held 13,719,380 treasury shares, including

- 10,000,000 shares of Garmin Ltd. (Switzerland) issued to Garmin Ltd. (Cayman) in connection with the formation of Garmin Ltd. (Switzerland) (the "formation shares") which were transferred to an affiliate at the fair market value following the re-domestication
- 3,719,380 shares purchased on the market after the re-domestication.

The average cost of all treasury shares held amounts to CHF 34.

	Carrying value (CHF in Thousands)	Number of shares	Average cost
Re-domestication - formation shares (revaluation to the fair market value)	352,860	10,000,000	35
Acquired	130,862	4,281,539	31
Treasury shares used for stock based compensation	(18,231)	(562,159)	32
Balance as of December 25, 2010	465,491	13,719,380	34

5. Contingent Liabilities

The Company has a tax sharing agreement with its subsidiaries for certain tax reserves. In addition, the Company through certain of its direct and indirect subsidiaries is involved in various regulatory and legal matters. The Company's direct and indirect subsidiaries have made certain related accruals. There could be material adverse outcomes beyond the accrued liabilities.

6. Significant Shareholders

As of December 25, 2010, the following shareholders held 5 percent or more of Garmin Ltd's total outstanding shares:

Shareholder	Percentage
Gary L. Burrell	15.25%
Ruey-Jeng Kao	6.18%
Min H. Kao, Ph.D.	22.65%
AllianceBernstein LP	8.07%
BlackRock, Inc.	5.02%

To the best of the Company's knowledge, no other shareholder held 5 percent or more of Garmin Ltd's total shares and voting rights as registered in accordance with Swiss law on December 25, 2010.

7. Board of Directors Compensation

(Amounts presented in CHF.)

The base compensation levels of members of the board of directors were as follows:

	Board Term 2010
Chairman of the Board	0
Member of the Board and Committee Chairman	57,456
Member of the Board	52,233

The Chairman of the Board does not receive incremental remuneration for his services in this role. Garmin's 2010 director compensation package was comprised of cash (annual board and committee chair retainers) and stock option grants.

Each director, who is not an officer or employee of Garmin Ltd or its subsidiaries (a "Non-Management Director"), was paid an annual retainer of CHF 52,233. Each Non-Management Director, who chairs a standing committee of the Board (other than the Audit Committee), also received an annual retainer of CHF 5,223. The Non-Management Director who chairs the Audit Committee received an annual retainer of CHF 10,447. In addition, each Non-Management Director was paid CHF 1,567 for each Board meeting convened in person and CHF 522 for attending each Board meeting convened by teleconference. For each Audit committee meeting convened in person or by teleconference, each Non-Management Director was paid CHF 1,045. For each Compensation Committee or Nominating Committee meeting, convened on a separate day from a Board meeting, each Non-Management Director was paid CHF 1,567 for each committee meeting convened in person and CHF 522 for attending each meeting convened by teleconference. Directors are also reimbursed for reasonable travel expenses for attending Board and Committee meetings.

The Non-Management Directors may also be granted awards, including among others, options to buy Common Shares, pursuant to the 2000 Non-Employee Directors' Option Plan, as determined by the Compensation Committee (as defined in such plan).

Each year at the annual general meeting, each Non-Management Director will automatically be granted an option for a number of Common Shares equal to four times the annual retainer divided by the fair market value of a share on the grant date. If a Non-Management Director first joins the Board at a time other than the annual general meeting, he or she will receive a pro-rata grant for that year. The option price per share will be 100% of the fair market value of a share on the date of the grant based on the closing stock price on that day. The options vest in equal installments over three years, subject to acceleration in the event the Non-management Director terminates his or her directorship on the account of death, disability or an involuntary termination within one year after a change in control of Garmin.

Garmin does not have formal stock ownership guidelines for its directors.

Under Taiwan banking practice, the chairman of the company is generally required to personally guarantee the company's loans and mortgages. During 2010, Dr. Kao, as chairman of Garmin Corporation, a Taiwan subsidiary of the Company, received compensation from Garmin Corporation in the amount of CHF 56,530 for his personal guarantee of Garmin Corporation's obligations.

The 2010 compensation amounts per individual board member are listed in the table below:

Name	Function	Settled in Cash (CHF) [1]	Settled in shares (CHF) [2]	Total (CHF)
Min H. Kao	Chairman & Chief Executive Officer, Member of the Board	-	-	-
Clifton A. Pemble	President & Chief Operating Officer, Member of the Board	-	-	-
Gene Betts	Member of the Board, Audit and Nominating Committee, Chairman of Compensation Committee	71,650	56,197	127,847
Donald Eller	Member of the Board and Compensation Committee, Chairman of Nominating Committee	74,728	56,197	130,925
Thomas McDonnell	Former Member of the Board, Audit, Compensation and Nominating Committees	6,790	-	6,790
Charles Peffer	Member of the Board and Compensation Committee, Chairman of Audit Committee	75,738	56,197	131,935
Thomas Poberezny	Member of the Board, Audit, Compensation, and Nominating Committees	59,307	56,197	115,505

1) Represents gross amounts paid, prior to deductions for social security, withholding tax, etc.

2) Represents value of share-based compensation received by Board members

Board members do not receive pension benefits and are not eligible to participate in any of Garmin Ltd's employee incentive programs. No loans or guarantees were granted to board members in 2010. No payments were made to former board members in 2010.

Other than as disclosed herein, no members of the board, or parties related to any of them, received any additional fees and remunerations for services rendered to the subsidiaries. A related party includes a spouse, children below the age of eighteen, legal or natural person acting as a fiduciary and legal entities controlled by a member of the board.

8. Executive Committee Compensation

(Amounts presented in CHF.)

The total compensation of members of the executive committee is summarized in the table below:

2010 Executive Compensation Tables

Name & Principal Position	Year	Salary (CHF)	Bonus (CHF) [1]	Stock Awards (CHF) [2]	SARs/Option Awards (CHF) [3]	Non-Equity Incentive Plan Compensation (CHF)	All Other Compensation (CHF) [4]	Total (CHF)
Min H. Kao Chairman & Chief Executive Officer	2010	522,341	212	-	-	-	87,316	609,869
Clifton A. Pemble President & Chief Operation Officer	2010	574,563	212	315,801	-	-	26,477	917,053
Kevin S. Rauckman Chief Financial Officer & Treasurer	2010	454,427	212	210,481	-	-	26,381	691,501
Andrew R. Etkind Vice President, General Counsel & Secretary	2010	454,427	212	210,481	-	-	30,690	695,810
Danny J. Bartel Vice President, Worldwide Sales	2010	396,971	212	147,321	-	-	30,607	575,111

[1] Annual discretionary cash incentive awards based on financial and non-financial factors considered by the Compensation Committee, as discussed in the Compensation Discussion and Analysis section of the Proxy Statement

[2] This column shows the grant date fair value with respect to the RSUs and performance shares granted in 2010. See the Grants of Plan-Based Awards table for information on awards made in 2010.

[3] This column shows the grant date fair value with respect to the SARs and stock options granted in 2010. See the Grants of Plan-Based Awards table for information on awards made in 2010.

[4] All Other Compensation for each of the Named Executives for 2010 includes amounts contributed by the Company (in the form of profit sharing and matching contributions) to the trust and in the Named Executive Officers' benefit under the qualified 401(k) plan of the Company's US subsidiary, Garmin International, Inc.. With respect to 2010, for each Named Executive Officer CHF12,797 was contributed as a profit sharing contribution under the qualified 401(k) plan; Dr. Kao, Mr. Etkind and Mr. Bartel received CHF17,237 in company matching contributions related to the qualified 401(k) plan; Mr. Pemble and Mr. Rauckman received CHF12,928 in company matching contributions related to the qualified 401 (k) plan. Dr. Kao's All Other Compensation includes payments in 2010 for personal guarantees of Garmin Corporation, in accordance with Taiwan banking practice. In 2010, the amount of such payment to Dr. Kao was CHF56,530. All Other Compensation for 2010 includes for all Named Executives premiums on life insurance.

No parties related to any member of the executive committee received any fees or remunerations for services rendered to Garmin Ltd or its subsidiaries. A related party includes a spouse, children below the age of eighteen, legal or natural persons acting as fiduciary and legal entities controlled by a member of the executive committee.

No loans or guarantees were granted to members of the executive committee in 2010.

Grants of Plan-Based Awards

The following table provides information for each of the Named Executive Officers regarding 2010 grants of RSUs and Performance Shares:

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]						
Name	Grant Date	*Threshold ($)*	*Target ($)*	*Maximum ($)*	*Threshold (#)*	*Target (#)*	*Maximum (#)*	All Other Stock Awards: Number of Shares of Stock or Units (#) [3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards (CHF/Sh)	Grant Date Fair Value of Stock and Option Awards [4]
Min H. Kao											
Clifton A. Pemble	12/10/2010							10,000			297,796
	12/10/2010				-	-	-				
	12/10/2010	$ -	$ -	$ -							
Kevin S. Rauckman	12/10/2010							6,665			198,481
	12/10/2010				-	-	-				
	12/10/2010	$ -	$ -	$ -							
Andrew R. Etkind	12/10/2010							6,665			198,481
	12/10/2010				-	-	-				
	12/10/2010	$ -	$ -	$ -							
Danny J. Bartel	12/10/2010							4,665			138,922
	12/10/2010				-	-	-				
	12/10/2010	$ -	$ -	$ -							

[1] Represents the threshold, target, and maximum estimated potential payouts under our Garmin Ltd. 2010 Cash Incentive Bonus Plan. Each performance objective under the plan has a threshold achievement level, below which there would be no payout, a target achievement level, at which the target opportunity would be paid, and a maximum achievement level, at which 100% of the target would be paid.

[2] Awards made in the form of Performance Share Units on December 10, 2010.

[3] Awards made in the form of Restricted Stock Units on December 10, 2010.

[4] This column represents the grant date fair value of RSUs and performance shares. For RSUs and performance shares, that amount is calculated by multiplying the closing price of Garmin shares on the NASDAQ stock market on the date of grant by the number of shares awarded. For additional information on the valuation assumptions with respect to the 2010 grants, refer to Note 9 of Garmin's financial statements in the Form 10-K for the fiscal year ended December 10, 2010, as filed with the SEC.

9. Share Ownership of Garmin Ltd by Board Members and Members of the Executive Committee

(Amounts presented in CHF.)

As of December 25, 2010, the members of the board of directors as of that date, held the following numbers of shares:

Name	Total number of shares held at Dec. 25, 2010
Danny J. Bartel	51,587
Gene M. Betts	3,000
Donald H. Eller, Ph.D.	887,998
Andrew R. Etkind	16,410
Min H. Kao, Ph.D.	44,017,580
Charles W. Peffer	3,600
Clifton A. Pemble	17,477
Thomas Poberezny	0
Kevin Rauckman	12,793
Total	45,010,445

The following table provides information for each member of the Executive Committee regarding outstanding equity awards held by them as of December 25, 2010:

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	*Number of Securities Underlying Unexercised Options (#) Exercisable*	*Number of Securities Underlying Unexercised Options (#) Unexercisable*	*Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)*	*Option / SAR Exercise Price ($)*	*Option / SAR Expiration Date*	*Number of Shares or Units of Stock That Have Not Vested (#)*	*Market Value of Shares or Units of Stock That Have Not Vested ($)*	*Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)*	*Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)* [5]
Min H. Kao	-	-	-	-	-	-	-	-	-
Clifton A. Pemble	24,000 [1]	-	-	$19.94	09/23/14	-	-	12,000 [3]	$ 364,320
	20,000 [1]	-	-	$27.27	12/23/13	-	-	8,000 [3]	$ 242,880
	6,000 [1]	-	-	$10.38	12/21/11	-	-	10,000 [3]	$ 303,600
	20,000 [1]	-	-	$14.90	12/26/12	-	-	10,000 [4]	$ 303,600
	10,000 [2]	15,000	-	$50.97	06/06/18	-	-	6,667 [4]	$ 202,410
	15,000 [2]	10,000	-	$105.33	12/04/17	-	-	-	-
	12,000 [2]	8,000	-	$63.31	06/08/17	-	-	-	-
	16,000 [2]	4,000	-	$51.07	12/05/16	-	-	-	-
	16,000 [2]	4,000	-	$46.15	06/09/16	-	-	-	-
	15,000 [2]	-	-	$30.66	12/16/15	-	-	-	-
	12,000 [2]	-	-	$21.59	06/23/15	-	-	-	-
Kevin S. Rauckman	20,000 [1]	-	-	$10.38	09/23/14	-	-	9,000 [3]	$ 273,240
	15,000 [1]	-	-	$14.90	12/23/13	-	-	5,336 [3]	$ 162,001
	10,000 [1]			$19.94	12/21/11	-	-	6,665 [3]	$ 202,349
	10,000 [2]	-	-	$21.59	06/23/15	-	-	6,000 [4]	$ 182,160
	8,000 [2]	12,000	-	$30.66	06/06/18	-	-	4,000 [4]	$ 121,440
	12,000 [2]	3,000	-	$46.15	06/09/16	-	-	-	-
	12,000 [2]	3,000	-	$51.07	12/05/16	-	-	-	-
	9,000 [2]	6,000	-	$63.31	06/08/17	-	-	-	-
	12,000 [2]	8,000	-	$105.33	12/04/17	-	-	-	-
	12,000 [2]	-	-	$50.97	12/16/15	-	-	-	-
Andrew R. Etkind	7,000 [1]			$14.90	12/26/2012	-	-	9,000 [3]	$ 273,240
	17,000 [1]	-	-	$27.27	12/23/2013	-	-	5,336 [3]	$ 162,001
	10,000 [1]	-	-	$19.94	9/23/2014	-	-	6,665 [3]	$ 202,349
	10,000 [2]	-	-	$21.59	6/23/2015	-	-	6,000 [4]	$ 182,160
	8,000 [2]	12,000	-	$50.97	06/06/18	-	-	4,000 [4]	$ 121,440
	12,000 [2]	-	-	$30.66	12/16/15	-	-	-	-
	12,000 [2]	3,000	-	$46.15	06/09/16	-	-	-	-
	12,000 [2]	3,000	-	$51.07	12/05/16	-	-	-	-
	12,000 [2]	8,000	-	$105.33	12/04/17	-	-	-	-
	9,000 [2]	6,000	-	$63.31	06/08/17	-	-	-	-
						-	-		
Danny J. Bartel	10,000 [1]	-	-	$27.27	12/23/13	-	-	7,200 [3]	$ 218,592
	10,000 [1]	-	-	$14.90	12/26/12	-	-	3,736 [3]	$ 113,425
	7,000 [1]	-	-	$10.38	12/21/11	-	-	4,465 [3]	$ 135,557
	10,000 [1]	-	-	$19.94	09/23/14	-	-	3,333 [4]	$ 101,190
	5,000 [2]	-	-	$21.59	06/23/15	-	-	5,000 [4]	$ 151,800
	6,000 [2]	9,000	-	$50.97	06/06/18	-	-	-	-
	8,000 [2]	2,000	-	$46.15	06/09/16	-	-	-	-
	10,000 [2]	2,500	-	$51.07	12/05/16	-	-	-	-
	9,000 [2]	6,000	-	$63.31	06/08/17	-	-	-	-
	9,000 [2]	6,000	-	$105.33	12/04/17	-	-	-	-
	6,000 [2]	-	-	$30.66	12/16/15	-	-	-	-

[1] Represents non-qualified stock options.

[2] Represents stock appreciation rights.

[3] Represents restricted stock units.

[4] Represents performance shares.

[5] Determined by multiplying the number of unearned shares by $30.36, which was the closing price of Garmin shares on the NASDAQ stock market on December 23, 2010. Subject to the award, the amounts included in this column with respect to performance shares assume that the performance goals will be achieved and that all of the perfornamce shares will be paid. The actual determination as to whether the performance goals were achieved will not be made until after the end of the applicable performance periods on December 31, 2011 and December 31, 2012.

The members of our board of directors and executive committee owned 23.12 percent of the Company's total shares outstanding as of December 25, 2010.

Other than as disclosed, as of December 25, 2010, no party related to any member of the board of directors or executive committee holds any shares of Garmin Ltd or options in Garmin Ltd shares.

10. Risk Assessment

The Company's Board of Directors, which is ultimately responsible for the risk management of the Company, has delegated its execution to Group Management. The Company's risk management process covers the significant risks for the Company including financial, operational and strategic risks.

The Company's internal audit function oversees financial risks/internal controls, and the Director of Global Compliance reports regularly to the Board of Directors' Audit Committee. Garmin's Chief Executive Officer and President and Chief Operating Officer are members of the Board of Directors, and Garmin's Chief Financial Officer and its General Counsel regularly attend Board meetings, which helps facilitate discussions regarding risk between the Board of Directors and the Company's senior management, as well as the exchange of risk-related information or concerns between the Board of Directors and the senior management. In addition, senior management formally presents a summary of operational and strategic risks to the Board on an annual basis that identifies the likelihood, timeframe, and consequence of the risks occurring and offers mitigations/plans for each risk. The General Counsel reports periodically to the Board on regulatory risks and the Company's policies and procedures for regulatory compliance. Further, the independent directors meet in executive session at the majority of the regularly scheduled Board meetings to voice their observations or concerns and to shape the agendas for future Board meetings.

Proposed Appropriation of Available Earnings

Balance brought forward	-
Net loss for the period	(9,775)
Total available to the general meeting	(9,775)

Proposal of the Board of Directors for the appropriation of retained earnings to the general meeting:	(9,775)
Balance to be carried forward	(9,775)

	General legal reserve from capital contribution	Reserve for treasury stock from capital contribution[1]	Dividend reserve from capital contribution
Balance as of December 25, 2010	6,969,131	465,491	0
Proposed release of general legal reserves from capital contribution to dividend reserve from capital contribution	(479,410)		479,410
Balance to be carried forward	6,489,721	465,491	479,410

[1] The reserve for treasury shares is blocked from distribution.

The Board of Directors proposes a cash dividend in the amount of $2.00 per share out of Garmin Ltd.'s capital contribution reserve payable in four installments as follows: $0.80 on June 30, 2011 to shareholders of record on June 15, 2011, $0.40 on September 30, 2011 to shareholders of record on September 15, 2011, $0.40 on December 30, 2011 to shareholders of record on December 15, 2011 and $0.40 on March 30, 2012 to shareholders of record on March 15, 2012.

The proposed reduction to Garmin Ltd's capital contribution reserve will be allocated to dividend reserve from capital contributions. This allocation, which is required to be in Swiss francs, shall be determined based on the aggregate amount of the dividend plus a 20% margin for currency fluctuation and shall be calculated based on the CHF/USD exchange rate in effect on June 3, 2011.

The US dollar amount of the dividend shall be capped such that the aggregate dividend shall not exceed the reduction of Garmin Ltd's capital contribution reserve as so calculated. To the extent that a dividend payment would exceed the cap either as a result of changes in the CHF/USD exchange rate at the time of payment of the dividend installments or as a result of an increase in the issued shares of Garmin Ltd., the U.S dollar per share amount of the current or future dividends shall be reduced on a pro rata basis so that the aggregate amount of all dividends paid does not exceed the cap. In any event the dividend payment will not exceed a total of $2.00 per share. If the aggregate dividend payment is lower than the allocation to dividend reserve from capital contributions, the relevant difference will be allocated back to capital contribution reserves.

Garmin Ltd.
2010 Form 10-K Annual Report
Exhibit Index

The following exhibits are attached hereto. See Part IV of this Annual Report on Form 10-K for a complete list of exhibits.

Exhibit Number	Document
14.1	Code of Conduct of Garmin Ltd. and Subsidiaries
21.1	List of subsidiaries
23.1	Consent of Ernst & Young LLP
31.1	Chief Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Chief Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 101.INS	XBRL Instance Document
Exhibit 101.SCH	XBRL Taxonomy Extension Schema
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase

EXHIBIT 21.1

GARMIN LTD.

List of Subsidiaries of Company

Name of Subsidiary	Jurisdiction of Incorporation
Garmin Corporation	Taiwan
Garmin International, Inc.	Kansas
Garmin USA, Inc.	Kansas
Garmin Realty, LLC	Kansas
Garmin AT, Inc.	Oregon
Digital Cyclone, Inc.	Minnesota
Garmin Australasia Pty Ltd.	Australia
Garmin Desenvolvimento de Sistemas de Aviação e Comercio de Tecnologias do Brasil Ltda	Brazil
Dynastream Innovations, Inc.	Alberta, Canada
Garmin Austria Holding GmbH	Austria
Garmin Austria GmbH	Austria
Garmin Belux NV/SA	Belgium
Garmin China Co. Ltd.	China
Garmin Danmark A/S	Denmark
Garmin Danmark Ejendomme ApS	Denmark
Garmin (Europe) Ltd.	England
Garmin Suomi Holding Oy	Finland
Garmin Suomi Oy	Finland
Garmin France SAS	France
Garmin Deutschland GmbH	Germany
Garmin Deutschland Verwaltungs GmbH	Germany
Garmin Deutschland Beteligungs GmbH &Co, KG	Germany
Garmin India Private Ltd.	India
Garmin Italia S.p.A.	Italy
Garmin Japan Ltd.	Japan
Garmin Luxembourg S.à r.l.	Luxembourg
Garmin N.V.	Netherlands Antilles
Garmin B.V.	Netherlands
Garmin Coöperatief UA	Netherlands
Garmin Acquisition B.V.	Netherlands
Garmin Nederland B.V.	Netherlands
Garmin Norge AS	Norway
Garmin Norway Holding AS	Norway
Garmin Polska Sp. z o.o.	Poland
Garmin Portugal – Equipamentos de Comunicações e de Navegação Ltda.	Portugal
Garmin Iberia S.A.	Spain
Garmin Spain S.L.U.	Spain
Garmin Singapore Pte. Ltd	Singapore
Garmin Sweden Holding AB	Sweden
Garmin Sweden AB	Sweden
Garmin Switzerland GmbH	Switzerland

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-124818) pertaining to the Garmin International, Inc. 401(k) and Pension Plan,
(2) Registration Statement (Form S-8 No. 333-125717) pertaining to the Garmin Ltd. Amended and Restated 2005 Equity Incentive Plan,
(3) Registration Statement (Form S-8 No. 333-51470) pertaining to the Garmin Ltd. Amended and Restated Employee Stock Purchase Plan, Garmin Ltd. Amended and Restated 2000 Equity Incentive Plan, Garmin Ltd. Amended and Restated 2000 Non-Employee Directors' Option Plan,
(4) Registration Statement (Form S-8 No. 333-52766) pertaining to the Garmin International, Inc. 401(k) and Pension Plan,
(5) Registration Statement (Form S-8 No. 333-160297) pertaining to the Garmin Ltd. Amended and Restated 2000 Non-Employee Directors' Option Plan, and
(6) Registration Statement (Form S-8 No. 333-149450) pertaining to the Garmin International, Inc. 401(k) and Pension Plan;

of our reports dated February 23, 2011, with respect to the consolidated financial statements and schedule of Garmin Ltd. and Subsidiaries, and the effectiveness of internal control over financial reporting of Garmin Ltd. and Subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 25, 2010.

/s/ Ernst & Young LLP

Kansas City, Missouri
February 23, 2011

EXHIBIT 31.1

CERTIFICATION

I, Min H. Kao, certify that:

1. I have reviewed this report on Form 10-K of Garmin Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2011 By /s/ Min H. Kao

Min H. Kao
Chairman and Chief
Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Kevin Rauckman, certify that:

1. I have reviewed this report on Form 10-K of Garmin Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2011

By /s/ Kevin Rauckman
Kevin Rauckman
Chief Financial Officer

EXHIBIT 32.1

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Min H. Kao, Chairman and Chief Executive Officer of Garmin Ltd. (the "Company") hereby certify that:

(1) The Annual Report on Form 10-K for the year ended December 25, 2010 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 23, 2011

/s/ Min H. Kao
Min H. Kao
Chairman and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 32.2

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Kevin Rauckman, Chief Financial Officer of Garmin Ltd. (the "Company") hereby certify that:

(1) The Annual Report on Form 10-K for the year ended December 25, 2010 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 23, 2011

/s/ Kevin Rauckman
Kevin Rauckman
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

(1) Audit Committee (2) Nominating and Corporate Governance Committee (3) Compensation Committee

Board of directors

Gene M. Betts (1) (2) (3)
Former Chief Financial Officer
Embarq Corporation

Donald H. Eller (2) (3)
Private Investor

Dr. Min H. Kao
Chairman and Chief Executive Officer
Garmin Ltd.

Charles W. Peffer (1) (2) (3)
Retired Partner
KPMG LLP

Clifton A. Pemble
President and Chief Operating Officer
Garmin Ltd.

Thomas P. Poberenzy (1) (2) (3)
Chairman
Experimental Aircraft Association (EAA)

Executive officers

Dr. Min H. Kao
Chairman and Chief Executive Officer

Clifton A. Pemble
President and Chief Operating Officer

Kevin S. Rauckman
Chief Financial Officer and Treasurer

Andrew R. Etkind
Vice President, General Counsel
and Secretary

Danny J. Bartel
Vice President, Worldwide Sales
Garmin International, Inc.

Gary V. Kelley
Vice President, Marketing
Garmin International, Inc.

Brian J. Pokorny
Vice President, Operations
Garmin International, Inc.

Sean Biddlecombe
Managing Director, EMEA

P.C. Huang
General Manager,
Garmin Corporation

Investor Relations

investor.relations@garmin.com
Security analysts, investment professionals and shareholders can find investor relations information on the company's website at www.garmin.com/stock.

Transfer Agent

Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts, 02021
United States of America

Independent Accountants

Ernst & Young LLP

Market Information

The Common Shares of Garmin Ltd. are traded on the Nasdaq Global Select Market under the symbol GRMN.

Offices

Garmin Ltd.
Vorstadt 40/42
8200 Schaffhausen
Switzerland

Garmin International, Inc.
1200 East 151st Street
Olathe, Kansas, 66062
United States of America

Garmin AT, Inc.
2345 Turner Road SE
Salem, Oregon, 97302
United States of America

Garmin (Europe) Ltd.
Liberty House
Hounsdown Business Park
Southampton
SO40 9LR
United Kingdom

Garmin Corporation
No. 68, Zhangshu 2nd Road
Xizhi Dist., New Taipei City 221
Taiwan, R.O.C.

Garmin Australasia Pty. Ltd.
167 Prospect Hwy. Unit 19
Seven Hills, NSW 2147
Australia

Garmin Austria GmbH
Hauptstraβe 12
Nestelbach/Graz A-8302
Austria

Garmin Belux N.V./S.A.
Rue Pierre Dupont 165
Brussels B-1140
Belgium

Garmin China Co. Ltd.
Suite 805, Air China Plaza
No. 36, Xiaoyun Road
Chaoyang District
Beijing
China

Digital Cyclone, Inc.
18791 Lake Drive E
Chanhassen, Minnesota, 55317
United States of America

Dynastream Innovations, Inc.
100 Grand Boulevard, #201
Cochrane, AB T4C 0S4
Canada

Garmin Danmark A/S
Hejrevang 19
Allerød 3450
Denmark

Garmin Deutschland GmbH
Lochhamer Schlag 5a
Gräfelfing 82166
Germany

Garmin France SAS
Immeuble Le Capitol
55, avenue des Champs Pierreux
92012 Nanterre Cedex
France

Garmin Nederland BV
Bramenberg 9
3755BT Eemnes
The Netherlands

Garmin Norge AS
Dillingtoppen 15
1570 Dilling
Norway

Garmin Iberia S.A.
C/Riera Montalegre s/n Nave 50
Poligono Indust Pomar de Dalt
Badalona 08916
Spain

Garmin Desenvolvimento de Sistemas de Aviação e Comercio de Tecnologias do Brasil Ltda.
Avenida Adolfo Pinheiro
1145 – Terreo
São Paulo
Brazil

Garmin Italia S.p.A.
Strada 8 Palazzo "L"
20089 Milanofiori – Rozzano
Milan
Italy

Garmin Polska sp. z o.o.
Budynek North Gate VI p.
ul. Bonifraterska 17
00-203 Warszawa
Poland

Garmin Portugal – Equipamentos de Comunicações e de Navegação, Ltda.
Cacém Park – Armazém 2
Estrada de Paço de Arcos
2735-238 Cacém
Portugal

Garmin Singapore Pte. Ltd.
46 East Coast Road #05-06
Eastgate Singapore 428766
Singapore

Garmin Suomi Oy
Asemanrinne 9
08500 Lohja
Finland

Garmin Sweden AB
Uggledalsvägen 13
427 40
Billdal
Sweden



GARMIN.

Garmin Ltd. • Vorstadt 40/42 • 8200 Schaffhausen • Switzerland
www.garmin.com

 M00-60250-00 0411